4

08001252

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Coca-Cola Amatil

*CURRENT ADDRESS

BEST AVAILABLE COPY

**FORMER NAME

PROCESSED

MAR 18 2008

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 02994 FISCAL YEAR 12-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 3/14/08

COCA-COLA AMATIL

Financial and Statutory Reports

For the financial year ended 31 December 2007

12-31-07
AR/S

Contents

The Directors submit hereunder their Report on Coca-Cola Amatil Limited (Company, CCA or CCA Entity) and its subsidiaries (Group or CCA Group) for the financial year ended 31 December 2007.

Names and particulars of Directors

The names of the Directors of Coca-Cola Amatil Limited in office during the financial year and until the date of this Report and the beneficial interest of each Director in the share capital of the Company are detailed below –

	Ordinary shares No.	Long Term Incentive Share Plan[1] No.	Non-executive Directors' Share Plan[1] No.	Non-executive Directors' Retirement Share Trust[1] No.	Executive Salary Sacrifice Share Plan[1] No.
Directors in office at the date of this Report					
David Michael Gonski, AC	50,471	–	176,985	89,808	–
Jillian Rosemary Broadbent, AO	3,546	–	19,482	32,899	–
Terry James Davis	266,932	298,225	–	–	167,964
Irial Finan	–	–	10,109	–	–
Geoffrey James Kelly	1,420	–	14,158	–	–
Wallace Macarthur King, AO	1,200	–	32,790	6,824	–
David Edward Meiklejohn	5,715	–	11,941	–	–
Melvyn Keith Ward, AO	2,902	–	19,458	32,446	–

1 Beneficial interest held subject to conditions of the Plan.

Particulars of the qualifications, other directorships, experience and special responsibilities of each Director are set out on page [x] of the Annual Report.

Dividends

	Rate per share ¢	Fully franked per share ¢	Amount $M	Date paid or payable
Final dividend declared on ordinary shares (not recognised as a liability)	20.0	20.0	146.8	7 April 2008
Dividends paid in the year –				
Final dividend on ordinary shares for 2006	18.0	18.0	135.2	2 April 2007
Interim dividend on ordinary shares for 2007	15.5	15.5	116.9	2 October 2007

Corporate information

Coca-Cola Amatil Limited is a company limited by shares that is incorporated and domiciled in Australia. The Company does not have a parent entity. The address of the registered office of the Company is set out [on the inside back cover of the Annual Report.]

Employees

The Group had 15,666 employees as at 31 December 2007 (2006: 18,060).

Operating and financial review

Principal activities and operations

The principal activities of the Group during the financial year ended 31 December 2007 were –

- the manufacture, distribution and marketing of carbonated soft drinks, still and mineral waters, fruit juices, coffee and other alcohol-free beverages;
- the processing and marketing of fruit, vegetables and other food products; and
- the distribution of premium beer brands and the premium spirit portfolio of global distributor Maxxium for Pacific Beverages Pty Ltd, a joint venture entity between CCA and SABMiller plc.

The Group's principal operations were in Australia, New Zealand, Fiji, Indonesia and Papua New Guinea (PNG). The Group's operation in South Korea was discontinued on 24 October 2007.

Financial results

The Group's net profit attributable to members of the Company was $310.7 million, compared to $282.4 million in 2006. The net profit attributable to members includes a loss after tax of $56.9 million from the discontinued South Korean operation.

The Group's net profit from continuing operations was $367.6 million, compared to $313.6 million in 2006, representing a 17.2% increase from last year.

The Group's trading revenue from continuing operations for the financial year was $3,931.8 million, compared with $3,641.6 million for 2006. Earnings before interest and tax (EBIT) from continuing operations increased by 15.3% to $648.4 million, compared to $562.5 million in 2006.

The Group's net finance costs from continuing operations for the financial year were $132.4 million, compared to $134.5 million in 2006.

Operating cash flow increased by 11.8% to $523.9 million compared with $468.4 million in 2006.

Review of operations

The EBIT contribution from each operating segment of the continuing operations was as follows –

- Australian Beverage business EBIT increased by 12.3% to $446.0 million, compared with $397.3 million in 2006;
- New Zealand & Fiji Beverage business EBIT increased by 19.5% to $77.8 million, compared with $65.1 million in 2006;
- Indonesia & PNG Beverage business EBIT increased by 109.1% to $36.8 million, compared to $17.6 million in 2006; and
- Food & Services EBIT increased by 5.1% to $87.0 million, compared with $82.8 million in 2006.

Further details of the operations of the Group during the financial year are set out on pages [x] to [x] of the Annual Report.

Significant changes in the state of affairs

On 20 August 2007, CCA announced that it had signed a formal sale and purchase agreement with LG Household & Health Care Ltd (LGH&H) for the sale of CCA's South Korean business. The disposal of the South Korean business was completed on 24 October 2007, on which date control of the business passed to LGH&H.

During the year, CCA acquired a coffee business and related assets for a total consideration of $10.7 million. CCA also increased its investment in Pacific Beverages Pty Ltd, the joint venture entity CCA formed with SABMiller plc in August 2006, to principally fund the acquisition of Bluetongue Brewery Pty Ltd.

In the opinion of the Directors, there have been no other significant changes in the Group's state of affairs or principal activities during the twelve months to 31 December 2007.

Future developments

Information on the future developments of the Group and its business strategies are included in the front section of this Annual Report.

While the Company continues to meet its obligations in respect of continuous disclosure, further information of likely developments, business strategies and prospects has not been included here because, in the opinion of the Directors, such disclosure would unreasonably prejudice the interests of the Group.

Environmental regulation and performance

Management of environmental issues is a core component of operational management within the Group's businesses. The Group is committed to understanding and minimising any adverse environmental impacts of its beverage and food manufacturing activities, recognising that the key areas of environmental impact are water use, energy use and post sale to consumer waste.

Group policy is to ensure all environmental laws and permit conditions are observed. The Group monitors its environmental issues at an operational level, overlaid with a compliance system overseen by the Compliance & Social Responsibility Committee. Although the Group's various operations involve relatively low inherent environmental risks, matters of non-compliance are identified from time to time and are corrected as part of routine management, and typically notified to the appropriate regulatory authority.

Further information on the Group's environmental performance can be found on page [X] of the Annual Report.

Directors' meetings

The number of Directors' meetings (including meetings of Committees of Directors) and the number of meetings attended by each of the Directors of the Company during the financial year are detailed below –

	Board of Directors		Audit & Risk Committee[2]		Compliance & Social Responsibility Committee[3]		Compensation Committee[4]		Related Party Committee[5]		Nominations Committee[6]		Other Committees[7]
	Meetings held while a Director	No. of meetings attended	Meetings held while a member	No. of meetings attended	Meetings held while a member	No. of meetings attended	Meeting held while a member	No. of meetings attended	Meetings held while a member	No. of meetings attended	Meetings held while a member	No. of meetings attended	No. of meetings attended
Directors in office at the end of the financial year													
D.M. Gonski, AC	6	6	1	1	4	4	5	5	8	8	1	1	2
J.R. Broadbent, AO	6	6	–	–	4	4	5	5	8	8	1	1	–
T.J. Davis	6	6	–	–	–	–	–	–	–	–	–	–	12
I. Finan[1]	6	4	4	1	4	2	–	–	–	–	–	–	–
G.J. Kelly[1]	6	5	–	–	–	–	5	3	–	–	–	–	–
W.M. King, AO	6	5	–	–	4	3	–	–	8	6	1	1	–
D.E. Meiklejohn	6	5	4	4	4	3	–	–	8	7	1	1	–
M.K. Ward, AO	6	4	4	4	–	–	5	5	8	7	1	1	–

1 *Non-residents of Australia.*

2 *The Audit & Risk Committee reviews matters relevant to control systems so as to effectively safeguard the Company's assets, accounting records held to comply with statutory requirements and other financial information. It consists of four non-executive Directors. Refer to the Corporate Governance section on page [X] of the Annual Report for further details on this and other Committees.*

3 *This Committee reviews systems of control so as to effectively safeguard against contraventions of the Company's statutory responsibilities and to ensure there are policies and procedures in place to protect the Company's reputation as a responsible corporate citizen. It consists of five non-executive Directors.*

4 *This Committee reviews matters relevant to the remuneration of executive Directors and senior Company executives. It consists of four non-executive Directors.*

5 *This Committee reviews agreements and business transactions with related parties. It consists of five non-executive Directors who are not associated with a related party.*

6 *This Committee reviews the composition of the Board, including identifying suitable candidates for appointment to the Board and reviews general matters of corporate governance. It consists of five independent non-executive Directors.*

7 *Committees were created to attend to allotments of securities and administrative matters on behalf of the Board. A quorum for these Committees is any two Directors, or any one Director and the Chief Financial Officer.*

Committee membership

As at the date of this Report, the Company had an Audit & Risk Committee, a Compliance & Social Responsibility Committee, a Compensation Committee, a Related Party Committee and a Nominations Committee of the Board of Directors.

Members acting on the Committees of the Board during the year were –

Audit & Risk	Compliance & Social Responsibility	Compensation	Related Party	Nominations
D.E. Meiklejohn[1]	J.R. Broadbent, AO[1]	M.K. Ward, AO[1]	D.M. Gonski, AC[1]	D.M. Gonski, AC[1]
D.M. Gonski, AC[2]	D.M. Gonski, AC	D.M. Gonski, AC	J.R. Broadbent, AO	J.R. Broadbent, AO
I. Finan	I. Finan	J.R. Broadbent, AO	W.M. King, AO	W.M. King, AO
M.K. Ward, AO	W.M. King, AO	G.J. Kelly	D.E. Meiklejohn	D.E. Meiklejohn
	D.E. Meiklejohn		M.K. Ward, AO	M.K. Ward, AO

1 *Chairman of the relevant Committee.*

2 *Appointed to the Committee on 8 August 2007.*

Directors' and officers' liability insurance

The Company has paid the premium for Directors' and officers' liability insurance in respect of Directors and executive officers of the Company and its subsidiaries as permitted by the Corporations Act 2001. The terms of the policy prohibit disclosure of details of the insurance cover and premium.

Remuneration report

This remuneration report outlines the Director and executive remuneration arrangements of the Company and the Group in accordance with the requirements of the Corporations Act 2001 and its Regulations. It also provides the remuneration disclosures required by paragraphs Aus 25.4 to Aus 25.7.2 of AASB 124 Related Party Disclosures, which have been transferred to the remuneration report in accordance with Corporations Amendment Regulations 2006 (No. 4). For the purposes of this report, key management personnel of the Group are defined as those persons having authority and responsibility for planning, directing and controlling the major activities of the Company and the Group, directly or indirectly, including any Director (whether executive or otherwise) of the Company, and includes the five executives in the Company and the Group receiving the highest remuneration. The information contained in this report has been audited.

For the purposes of this report, the term executive encompasses the senior executives, general managers and secretaries of the Company and the Group.

Compensation Committee

a) Function

The Compensation Committee (the Committee) is a Committee of the Board of Directors. Its functions are to review –

- issues relating to the remuneration of CCA's Group Managing Director, senior executives and non-executive Directors;
- senior executives succession planning; and
- general matters of remuneration and succession planning.

b) Membership

The Committee will comprise four non-executive Directors. The CCA Board appoints the Chairman of the Committee.

c) Meetings

The Committee will meet at a minimum of three times per year. The normal meeting schedule will be four meetings per year, being in February, June, August and December. The Committee can also meet on such other occasions as deemed necessary by the Chairman. A quorum for meetings will be two members. CCA's Group Managing Director, Human Resources Director and Remuneration Manager will be in attendance for the meetings. The Chairman of the Committee will report the findings and recommendations of the Committee to the Board at its next meeting.

d) Responsibilities

Remuneration
On an annual basis, the Committee will –

- obtain data from external remuneration sources to ensure the Company's remuneration practices are in line with market conditions;
- review the Group Managing Director's remuneration package, incentive payments and termination arrangements and where appropriate make recommendations to the Board;
- review and approve all material remuneration components of senior executive remuneration packages and incentive payments (at CCA job grade C and above);
- review country retirement plans;
- review and approve senior executive variable incentive plan rules and participation for the forthcoming year (both annual cash plans and the Long Term Incentive Share Plan); and
- review and where appropriate make recommendations to the Board for changes to non-executive Director remuneration.

Compensation Committee continued

The Committee also reviews any appointments, terminations and changes to remuneration during the year for those senior executives reporting directly to the Group Managing Director.

Succession planning
On at least an annual basis, the Committee will review the succession plans for the Group Managing Director and senior executives.

e) Authority

With respect to remuneration –

- for senior executives, the Committee has the authority to approve remuneration, policies and procedures. Matters of significant importance will be referred to the Board; and
- recommendations on the Group Managing Director and non-executive Director remuneration will be referred to the Board.

With respect to succession planning –

- for senior executives, the Committee has the authority to approve. Matters of significant importance will be referred to the Board; and
- recommendations on the Group Managing Director succession planning will be referred to the Board.

Remuneration Policy

The Committee is responsible for reviewing the nature and amount of the Group Managing Director and senior executives' remuneration. In determining the composition and amount of the Group Managing Director and senior executives' remuneration, the Committee applies the Company's Remuneration Policy in which the main principles and practices are as follows –

- remuneration will be competitively set to attract, motivate and retain top calibre executives;
- remuneration will incorporate, to a significant degree, variable pay for performance elements, both short term and long term, which will –
  - link executive reward with the strategic goals and performance of the Group;
  - align the interests of executives with those of shareholders;
  - reward the Group Managing Director and senior executives for Group, business unit (where applicable) and individual performance against appropriate benchmarks and targets; and
  - ensure total remuneration is competitive by market standards;
- remuneration will be reviewed annually by the Committee through a process that considers Group, business unit and individual performance. The Committee will also consider pertinent advice from external consultants on current international and local market practices and will take account of market comparisons for similar roles together with the level of responsibilities of the individual;
- remuneration systems will complement and reinforce the Company's Code of Conduct and succession planning; and
- remuneration and terms and conditions of employment will be specified in an individual letter of employment and signed by the Company and the executive. The relationship of remuneration, potential annual incentive and long term incentive payments is established for each level of executive management by the Committee. For executives, the potential incentive payments as a proportion of total potential remuneration increase with seniority and responsibility in the organisation.

Remuneration report continued

Remuneration structure

The Company's remuneration structure provides the flexibility to design individual remuneration packages for the Group Managing Director and executives based on their importance to the success of the business and their potential to impact business performance.

The remuneration of the Group Managing Director and executives comprises fixed remuneration and at risk remuneration, as follows –

- fixed remuneration – including base salary, benefits such as superannuation; and
- at risk remuneration –
  - short term incentive; and
  - long term incentive.

The remuneration of non-executive Directors comprises base fees, Board Committee fees and superannuation guarantee where prescribed by law.

The Group Managing Director and senior executives' total remuneration is targeted at the 75th percentile of comparable positions in comparable companies. However, this remuneration will only be achieved if the individual and Company performance targets are met.

The markets against which total remuneration is benchmarked will vary by position and total remuneration will be benchmarked to that of companies that are comparable to CCA. The remuneration of the Group Managing Director will continue to be benchmarked against that of other Australian and where applicable international companies comparable to CCA.

The Company's approach in recent years is to move to have a greater component of at risk remuneration for executives and for senior executives to have higher levels of shareholding in CCA. At risk remuneration as a percentage of total remuneration may vary depending on the importance of the individual to the success of the business and their potential to impact on business performance.

a) Fixed remuneration

Fixed remuneration comprises base salary and benefits (including superannuation) and includes any applicable fringe benefits tax reflecting CCA's total cost to the Company approach. The base remuneration is determined on an individual basis, considering the size and scope of the role, the importance of the role to the Company and the competitiveness of the role in the market place.

Fixed remuneration also includes deferred remuneration payable under the terms of a service agreement, which is either a once only payment in cash or a once only award of CCA shares made at the completion of a specified employment period.

Fixed remuneration does not vary over the course of a year due to performance. Remuneration packages (including fixed components of base salaries and benefits and variable components) are reviewed annually, and there are no guaranteed increases to any remuneration component.

The Committee considers pertinent advice from external remuneration consultants on fixed remuneration (including base salary) taking account of international and local market practices and market comparisons for similar roles, together with the level of responsibility, performance and potential of the executive.

b) At risk remuneration

At risk remuneration comprises both short term (annual) and long term incentives. The annual incentive and long term incentive are an integral part of CCA's approach to competitive performance based remuneration. These at risk components of the Group Managing Director and senior executives' remuneration are intended to ensure an appropriate proportion of the remuneration is linked to growth in shareholder value and the achievement of key operational targets. The Group Managing Director and senior executives' remuneration is linked to performance through short and long term incentives as follows –

Remuneration structure continued

Short Term Incentive Plan (STIP)
The STIP provides the opportunity for executives to earn an annual cash incentive that is subject to the achievement of targets that are set at the beginning of the financial year. The Board annually invites the Group Managing Director and senior executives to participate in the STIP. Both on-target and maximum STIP amounts are set by reference to the external market of CCA's appropriate peers. The incentives are valued in the executive's remuneration package at an on-target value, which assumes 100% achievement of the targets. Company performance targets are reviewed and approved by the Committee at the beginning of the year and are clearly defined and measurable.

The STIP aims to provide a focus on key objectives for each year, to emphasise team performance and to identify and reward individual contribution. Payments from the STIP are determined based on the performance of the Group or business unit and individual performance over the past year.

Group performance is based on achievement of volume and net operating profit after tax (NOPAT) targets against budget. Business unit performance is based on achievement of earnings before interest and tax targets against budget and where relevant for the business unit, achievement of volume targets against budget. These performance measures have been selected as they directly align the executives' reward to the key performance drivers of the Company. Individual performance is based on the achievement of pre-determined key performance indicators.

The Committee reviews annually the ongoing appropriateness of the STIP, the Plan rules and the degree of difficulty in meeting the targets. At the completion of the financial year, the Committee relies on audited financial results for calculating payments in accordance with the Plan rules. The Committee reviews the actual performance against the targets, considers individual performance and taking into account all material factors affecting the business, approves all incentive payments for the past financial year prior to payment being made in March of the following financial year. The incentive is paid in cash for all countries with the exception of Australia, where 10% of the incentive earned up to target and 100% of any incentive earned over target (up to a maximum of 120%) is required to be sacrificed into CCA ordinary shares. An executive can also elect to have up to a further 15% of the earned incentive sacrificed into shares. Shares must remain in trust for twelve months, after which a participant may withdraw the shares.

Long Term Incentive Share Plan (LTISP)
The Board annually invites the Group Managing Director and senior executives to participate in the performance based LTISP. The LTISP was established in 2002, replacing both a long term cash incentive plan and subsequently the Executive Option Plan, which had no performance hurdles.

The LTISP creates a direct link between the financial performance of the Company, the value created for shareholders and the reward earned by key executives. In addition, the LTISP assists in retention of the senior executives and provides a mechanism for executives to increase their holding of shares, ensuring better alignment with shareholders. Both threshold and maximum LTISP amounts are set by reference to the external market of CCA's appropriate peer group of companies.

The LTISP offers the executive a right to an ordinary share in the Company, subject to the achievement of the applicable performance conditions –

- in respect of the 2004-2006, 2005-2007, 2006-2008 performance periods, half of the award is subject to a Total Shareholder Return (TSR) measure and half of the award is subject to the measurement of achievement of average annual growth in NOPAT over the period. The NOPAT hurdle was selected as it is a stretching and "line of sight" hurdle for the Plan participants, with achievement of the hurdle directly correlating to improved shareholder value. In determining whether the NOPAT hurdle has been achieved, appropriate adjustments will be made for movements in the issued capital of the Company resulting from the issue of new shares for acquisitions made by the Company or capital reconstructions such as buy-backs etc. Shares issued with respect to the acquisition of SPC Ardmona Ltd will give rise to a commensurate adjustment in the calculation of the applicable NOPAT hurdle under the 2005-2007 and 2006-2008 plans; and

- in respect of the 2007-2009 performance period, half of the award is subject to a TSR measure and half of the award is subject to the measurement of achievement of average annual growth in earnings per share (EPS) over the period. EPS has been selected to replace the NOPAT hurdle as it is considered to be a more appropriate key indicator of the financial success of the business, and achievement of the EPS target will have a positive impact on TSR.

Remuneration report continued

Remuneration structure continued

At the completion of the relevant plan period, an external consultant undertakes the TSR calculations in accordance with a predetermined TSR methodology and the Plan rules. For those plans subject to a NOPAT/EPS performance measure, the Committee relies on audited financial results and the award of shares is calculated in accordance with the Plan rules. The Committee reviews the calculations and approves all awards prior to the shares being awarded.

For each performance hurdle an appropriate vesting scale rewards a greater number of shares for over-achievement of the minimum threshold. Details of each plans vesting scales are provided on pages 40 to 44. On-target total remuneration for an executive is premised on achieving the threshold performance (i.e. 51st percentile for TSR).

For the 2007-2009 LTISP, following feedback from shareholders prior to the Annual General Meeting, the vesting scale for the Group Managing Director was altered so that in effect he received 67.5% of his originally proposed threshold award. On review, the Board believed that reducing the on-target or threshold award for the other executives invited into this plan would reduce their on-target total remuneration to an extent where their remuneration becomes less competitive and increases the risk of retaining key executives at a time when labour markets are very competitive. As a result, the original vesting scales remained unchanged for this group, and two vesting scales now operate for this particular plan (one vesting scale for the Group Managing Director and the second for all other executives in the plan).

Further detail on the performance conditions, peer groups, maximum awards and retesting is provided in the accompanying summary of the terms and conditions of the LTISP on pages 40 to 44. If the executive ceases to be employed before the end of the performance period by reason of death, disablement, retirement or redundancy, or for such other reason determined by the Board, the following proportion of shares offered to the executive in respect of that performance period will be allocated subject to the Board's discretion –

- if more than one-third of the performance period has elapsed, the number of shares to be allocated will be pro rated over the performance period and the performance condition will apply at the date of cessation of employment; and
- where less than one-third of the performance period has elapsed, none of the shares will be allocated.

In the event of a change of control of the Company prior to the end of a performance period, the threshold number of shares offered to the executive in respect of the performance period will be allocated to the executive irrespective of whether the performance condition has been satisfied.

Once shares have been allocated following the achievement of the performance conditions, there remains a restriction on executives disposing of a minimum portion of 25% of the shares allocated to them under the LTISP for two years after allocation in accordance with a prescribed scale. The restrictions on disposal will cease if an executive ceases employment and may be waived by the Board in special circumstances such as change of control or other events affecting the issued capital of the Company.

Any awards under the LTISP are made in accordance with the rules of the LTISP. The shares are offered to the executives at no cost. At the end of the performance period and subject to the satisfaction of the performance condition(s), any shares allocated will be acquired by the Plan trustee and under the Plan rules can either be acquired by purchase of shares on the Australian Securities Exchange (ASX) at the prevailing market price or by subscription for new shares at no cost to the executive. To date, all awards of shares earned by executives have been purchased on market.

Remuneration structure continued

Executive Retention Share Plan (ERSP)
The Board approved a new Executive Retention Share Plan in early 2007, and invited key senior executives to participate. The Group Managing Director is not eligible to participate without shareholder approval and was not invited to participate in the 2007-2009 ERSP.

Retention of key executives is viewed as critical to the success of CCA over the next three years especially given that in most of the markets that CCA operates in there is a shortage of senior executive talent. The ERSP complements the LTISP and offers an award of shares at the end of a three year period with no performance hurdles attached, providing the executive is still employed by the Company. The 2007-2009 ERSP is a conversion of a portion of the annual LTISP award into the ERSP award. Three years worth of one-third of the annual on-target LTISP award is reallocated as the total equivalent number of shares in the ERSP, with the corresponding plans being reduced accordingly. Whilst it is recognised that this award alone will not guarantee retention and that senior executive retention varies amongst individuals for many varied and complex reasons (including amongst other things meaningful career paths, succession planning and employee engagement) by offering some tangible reward in the form of CCA shares this does provide a direct incentive for the participant to remain employed with the Group through until vesting date. Once the shares vest, there is no further holding restriction.

If an executive leaves the employment of CCA prior to the completion of the three year period no shares are vested. If the executive ceases to be employed before the end of the three year period by reason of death, disablement, retirement or redundancy, or for such other reason determined by the Board, the number of shares to be allocated will be pro rated over three year period.

In early 2007 a total of 69 executives were awarded a combined award of 437,587 shares in the 2007-2009 ERSP with a vesting in early 2010. As at the beginning of 2008, only two of the group of 69 executives have left the employment of the CCA Group.

The Board also approved an Indonesian Key Executive Retention Plan for 23 local Indonesian managers, given specific retention issues within this particular group, with half the award conditional upon meeting pre-determined EBIT targets and half the award conditional upon being employed at the completion of the Plan period. A total of 23 Indonesian managers were invited to participate for a combined award of 64,650 shares, vesting on 31 December 2008.

Speculative trading

Under CCA's Policy of Dealing in CCA Shares, Directors and executives are prohibited from dealing in short term or speculative trading in the Company's shares and transactions in the derivative markets.

The prohibition on short term or speculative trading includes direct dealings in the Company's shares and transactions in the derivative markets involving exchange traded options, share warrants and similar instruments.

The entering into of all types of "protection arrangements" for any CCA shares (or CCA products in the derivative markets) that are held directly or indirectly by Directors or senior management (including both in respect of vested and unvested shares in any Director or employee share plan) are prohibited at any time, irrespective of whether such protection arrangements are entered into during trading windows or otherwise.

The movement of shares during the reporting period held directly, indirectly or beneficially, by the Group Managing Director is disclosed in Note 33 to the financial statements.

Remuneration report continued

Remuneration structure continued

CCA's financial performance

The following details CCA's financial performance over the last six years –

Year end 31 December	2002	2003	2004	2005	2006	2007
Total dividends (cents per share)	18.5	23.0	28.0	31.5	32.5	35.5
Net operating profit after tax[1] ($M)	205.5	238.8	274.3	320.5	323.5	366.3[3]
Share price at 31 December[2] ($)	5.27	6.23	8.13	7.71	7.76	9.48

1 Net profit before significant items.

2 Share price at 31 December 2001 was $5.98.

3 Includes operating result for South Korea of $1.3 million loss.

CCA's share price against the ASX All Industrials Top 100 (ASX 100) for the last six years is as follows –


CCA share price appreciation
S&P/ASX 100 appreciation
CCA share price vs S&P/ASX 100 cumulative appreciation (%)
120
100
80
60
40
20
0
-20
-40
CCA share price $5.98 (1 Jan 2002)
CCA share price $9.48 (31 Dec 2007)
Dec-01
Jun-02
Dec-02
Jun-03
Dec-03
Jun-04
Dec-04
Jun-05
Dec-05
Jun-06
Dec-06
Jun-07
Dec-07
Date
Data Source: Bloomberg

Remuneration structure continued

CCA's TSR against the ASX All Industrials Top 100 (ASX 100) for the last six years is as follows –


CCA total shareholder return
ASX 100 total shareholder return
CCA total shareholder return vs ASX 100 total shareholder return (%)
200%
150%
100%
50%
0%
-50%
Dec-01
Jun-02
Dec-02
Jun-03
Dec-03
Jun-04
Dec-04
Jun-05
Dec-05
Jun-06
Dec-06
Jun-07
Dec-07
Date
Data Source: Bloomberg

Remuneration report continued

Remuneration structure continued

The following summarises the terms and conditions of each current plan within LTISP –

a) 2004-2006 Long Term Incentive Share Plan

Offered to	Group Managing Director and executives.
Period	1 January 2004 to 31 December 2006.
Performance condition	Two performance conditions exist, with half of the award subject to a TSR measure and half of the award subject to the achievement of average annual growth in NOPAT over the period. Component A – applies to all participants. None of the award will vest if CCA's TSR is below the 50th percentile of the peer group. Two-thirds of the maximum award will vest if CCA's TSR is at the 50th percentile of the peer group (the threshold). Between the 50th percentile and 75th percentile, vesting increases on a straight line basis. The maximum award will vest if CCA's TSR is at or above the 75th percentile. Component B – applies to all participants. None of the award will be allocated unless the Company's average growth in NOPAT is 10% per annum over the performance period. If the Company's average growth is 10% per annum over the performance period, two-thirds of the maximum award will vest (the threshold). Between 10% and 15% per annum average growth, vesting increases on a straight line basis. The maximum award will vest if CCA's average growth is at or above 15% per annum. Component C – applies only to Group Managing Director (for details refer to the section on the Group Managing Director's employment contract).
Retesting	For the TSR performance measure, one year at quarterly intervals. There is no retesting of the NOPAT performance measure.
Peer group	ASX 100 minus banks and financial services companies and mining and resources companies plus S&P's GICS Consumer Staples Companies with a market value greater than $300 million. The peer group is adjusted to remove any companies that are not members of the peer group at the end of the performance period. A total of 58 companies commenced in the peer group; these companies can be found in the peer group company listing on pages 45 and 46.
Performance	Components A and B – as at 31 December 2007, for the TSR performance measure CCA ranked at the 46th percentile, with the TSR portion not vesting. For the NOPAT performance measure, as at 31 December 2006, CCA averaged 10.1% growth per annum during the period, and the NOPAT portion of the Component vested at 67.3% of the maximum award for Component B. Component C – at the end of the twelve month performance period for the TSR performance measure, CCA ranked at the 35th percentile and for the NOPAT performance measure, CCA achieved 16.4% growth per annum during the period, with the TSR portion of the Component not vesting and the NOPAT portion of the Component vesting at 50% of the maximum award. No further awards will be made for any of the three Components, and the plan is now closed.

Remuneration structure continued

b) 2005-2007 Long Term Incentive Share Plan

Offered to	Group Managing Director and executives.
Period	1 January 2005 to 31 December 2007.
Performance condition	Two performance conditions exist, with half of the award subject to a TSR measure and half of the award subject to the achievement of average annual growth in NOPAT over the period. Component A – applies to all participants. None of the award will vest if CCA's TSR is below the 50th percentile of the peer group. 58.824% of the maximum TSR award will vest if CCA's TSR is at the 50th percentile of the peer group (the threshold). Between the 50th percentile and 70th percentile, vesting increases on a straight line basis. 88.235% of the maximum TSR award will vest if CCA's TSR is at the 70th percentile of the peer group. Between the 70th percentile and 75th percentile, vesting increases on a straight line basis. The maximum TSR award will vest if CCA's TSR is at or above the 75th percentile. Component B – applies to all participants. None of the award will be allocated unless the Company's average growth in NOPAT is 8% per annum over the performance period. 47.058% of the maximum NOPAT award will vest if the Company's average growth is 8% per annum. Between 8% and 9% annual average growth, vesting increases on a straight line basis. 58.824% of the maximum NOPAT award will vest if the Company's average growth is 9% per annum (the threshold). Between 9% and 10% annual average growth, vesting increases on a straight line basis. 70.588% of the maximum NOPAT award will vest if the Company's average growth is 10% per annum. Between 10% and 15% annual average growth, vesting increases on a straight line basis. The maximum NOPAT award will vest if the Company's average growth is at or above 15% per annum. In determining whether the NOPAT hurdle has been achieved, appropriate adjustments will be made for movements in the issued capital of the Company resulting from the issue of new shares for acquisitions made by the Company or capital reconstructions such as buy-backs etc. Shares issued with respect to the acquisition of SPC Ardmona Ltd will give rise to a commensurate adjustment in the calculation of the applicable NOPAT hurdle under this plan. Component C – applies only to Group Managing Director (for details refer to the section on the Group Managing Director's employment contract).
Overall maximum award	The combined number of shares to be awarded under the TSR performance measure together with those awarded under the NOPAT performance measure cannot exceed 88.235% of the combined maximum awards under each individual performance measure.
Exceptional performance	If the TSR ranking exceeds the 70th percentile (subject to the SPC Ardmona Ltd adjustment detailed above) or if the average growth in NOPAT exceeds 15% per annum, a minimum of 58.824% of the maximum award of both the shares allocated under the TSR performance measure and the NOPAT performance measure will be awarded.
Retesting	For the TSR performance measure, two years at quarterly intervals. There is no retesting of the NOPAT performance measure.
Peer group	ASX 100 minus banks and financial services companies and mining and resources companies plus S&P's GICS Consumer Staples Companies with a market value greater than $300 million. The peer group is adjusted to remove any companies that are not members of the peer group at the end of the performance period, with 15 companies on the reserve list to replace those, which are removed. A total of 61 companies commenced in the peer group; these companies can be found in the peer group company listing on pages 45 and 46. Reserve list – Adelaide Brighton Limited, Austereo Group Limited, Coates Hire Limited, Corporate Express Australia Limited, David Jones Limited, FKP Property Group, Great Southern Plantations Limited, GWA International Limited, Ramsay Health Care Limited, Smorgon Steel Group Limited, Southern Cross Broadcasting (Australia) Limited, Spotless Group Limited, Transfield Services Limited, Veda Advantage Limited (formerly Baycorp Advantage Limited) and WorleyParsons Limited.

Remuneration report continued

Remuneration structure continued

b) 2005-2007 Long Term Incentive Share Plan continued

Performance	Components A and B – as at 31 December 2007, for the TSR performance measure CCA ranked at the 55th percentile and the TSR portion vests at 66.2% of the maximum award. For the NOPAT performance measure, and taking account of the sale of South Korea and significant one-off events, CCA achieved 10.3%% average growth per annum during the period and the NOPAT portion vests at 72.4% of the maximum award. Component C – at the end of the twelve month performance period, for the TSR performance measure CCA ranked at the 35th percentile and for the NOPAT performance measure CCA achieved 12.9% growth, with the TSR portion of the Component not vesting and the NOPAT portion of the Component vesting at 49.7% of the maximum award.

c) 2006-2008 Long Term Incentive Share Plan

Offered to	Group Managing Director and executives.
Period	1 January 2006 to 31 December 2008.
Performance condition	Two performance conditions exist, with half of the award subject to a TSR measure and half of the award subject to the achievement of average annual growth in NOPAT over the period. The 2006-2008 LTISP has been reviewed to better align the Company's performance with executive reward, with the introduction of two peer groups for the TSR performance hurdle with each peer group having equal weighting in the TSR measure, and peer group 1 reflecting comparable companies listed on the ASX and peer group 2 representing selected consumer staples and food, beverages and tobacco companies. Component A – applies to all participants. None of the award will vest if CCA's TSR is below the 50th percentile of the peer group. 72.5% of the maximum TSR award will vest if CCA's TSR is at the 50th percentile of the peer group (the threshold). If CCA's TSR is at the 55th percentile of the peer group, 87.5% of the maximum TSR will vest (and between the 50th percentile and 55th percentile, vesting increases on a straight line basis). If CCA's TSR is at the 60th percentile of the peer group, 92.5% of the maximum TSR will vest (and between the 55th percentile and 60th percentile, vesting increases on a straight line basis). If CCA's TSR is at the 75th percentile of the peer group, 100% of the maximum TSR will vest (and between the 60th percentile and 75th percentile, vesting increases on a straight line basis). The maximum TSR award will vest if CCA's TSR is at or above the 75th percentile. Component B – applies to all participants. None of the award will be allocated unless the Company's average growth in NOPAT is 8% per annum over the performance period. 72.5% of the maximum NOPAT award will vest if the Company's average growth is 8% per annum. Between 8% and 9% annual average growth, vesting increases on a straight line basis. 87.5% of the maximum NOPAT award will vest if the Company's average growth is 9% per annum (the threshold). Between 9% and 10% annual average growth, vesting increases on a straight line basis. 92.5% of the maximum NOPAT award will vest if the Company's average growth is 10% per annum. Between 10% and 15% annual average growth, vesting increases on a straight line basis. 96.25% of the maximum NOPAT award will vest if the Company's average growth is 15% per annum. 100% of the maximum NOPAT award will vest if the Company's average growth is 16% per annum. Between 15% and 16% annual average growth, vesting increases on a straight line basis. The maximum NOPAT award will vest if the Company's average growth is at or above 16% per annum. In determining whether the NOPAT hurdle has been achieved, appropriate adjustments will be made for movements in the issued capital of the Company resulting from the issue of new shares for acquisitions made by the Company or capital reconstructions such as buy-backs etc. Shares issued with respect to the acquisition of SPC Ardmona Ltd will give rise to a commensurate adjustment in the calculation of the applicable NOPAT hurdle under the 2005-2007 and 2006-2008 plans.

Remuneration structure continued

c) 2006-2008 Long Term Incentive Share Plan continued

Performance condition continued	Component C – applies only to Group Managing Director (for details refer to the section on the Group Managing Director's employment contract).
Exceptional performance	If the Company's earnings per share is greater than an average annual growth of 10% over the three year period, then a minimum of 72.5% of the maximum award of both the shares allocated under both the TSR performance measures (for both peer groups) and the NOPAT performance measure must be awarded. This is not an additional award but applies to the calculation of Components A and B above.
Retesting	For the TSR performance measure, one year at quarterly intervals. There is no retesting of the NOPAT performance measure.
Peer group	Two peer groups have been adopted to measure TSR performance with peer group 1 reflecting comparable companies listed on the ASX and peer group 2 representing selected consumer staples and food, beverages and tobacco companies. The 43 peer group 1 and 30 peer group 2 companies can be found in the peer group company listing on pages 45 and 46.
Performance	Components A and B – as at 31 December 2007, for the TSR performance measure, for peer group 1 CCA ranked at the 68th percentile and for peer group 2 CCA ranked at the 84th percentile. For the NOPAT performance measure, CCA achieved 9% growth per annum during the period, and taking account of the sale of South Korea and significant one-off events consistent with the 2005-2007 plan calculation. Component C – at the end of the twelve month performance period, for the TSR performance measure, for peer group 1 CCA ranked at the 23rd percentile and for peer group 2 CCA ranked at the 50th percentile with half the TSR portion of Component C vesting, at 18.1% of the maximum Component C award. The NOPAT portion of the Component C does not vest.

d) 2007-2009 Long Term Incentive Share Plan

Offered to	Group Managing Director and executives.
Period	1 January 2007 to 31 December 2009.
Performance conditions	Two performance conditions exist, with half of the award subject to a TSR measure and half of the award subject to the achievement of average annual growth in EPS over the period. For the TSR hurdle two peer groups are used with each peer group having equal weighting in the TSR measure; peer group 1 reflects comparable companies listed on the ASX and peer group 2 represents selected consumer staples and food, beverages and tobacco companies.
Vesting Scale	Two vesting scales are in place for this particular plan, with a vesting scale for the Group Managing Director and a vesting scale for all other executives. The vesting scale for all other executives offers a higher award at earlier achievement levels, given that for this group their awards are substantially less than those of the Group Managing Director.
– Group Managing Director	Component A – none of the award will vest if CCA's TSR is below the 51st percentile of the peer group. 51% of the maximum TSR award will vest if CCA's TSR is at the 51st percentile of the peer group (the threshold). If CCA's TSR is at the 55th percentile of the peer group, 60% of the maximum TSR will vest (and between the 50th percentile and 55th percentile, vesting increases on a straight line basis). If CCA's TSR is at the 60th percentile of the peer group, 70% of the maximum TSR will vest (and between the 55th percentile and 60th percentile, vesting increases on a straight line basis). If CCA's TSR is at the 65th percentile of the peer group, 80% of the maximum TSR will vest (and between the 60th percentile and 65th percentile, vesting increases on a straight line basis). If CCA's TSR is at the 70th percentile of the peer group, 90% of the maximum TSR will vest (and between the 65th percentile and 70th percentile, vesting increases on a straight line basis). If CCA's TSR is at the 75th percentile of the peer group, 100% of the maximum TSR will vest (and between the 70th percentile and 75th percentile, vesting increases on a straight line basis). The maximum TSR award will vest if CCA's TSR is at or above the 75th percentile.

Remuneration report continued

Remuneration structure continued

d) 2007-2009 Long Term Incentive Share Plan continued

Component B – none of the award will be allocated unless the Company's average growth in EPS is 8.2% per annum over the performance period. 51% of the maximum EPS award will vest if the Company's average growth is 8.2% per annum. Between 8.2% and 9% annual average growth, vesting increases on a straight line basis. 60% of the maximum EPS award will vest if the Company's average growth is 9% per annum (the threshold). Between 9% and 10% annual average growth, vesting increases on a straight line basis. 70% of the maximum EPS award will vest if the Company's average growth is 10% per annum. Between 10% and 15% annual average growth, vesting increases on a straight line basis. 85% of the maximum EPS award will vest if the Company's average growth is 15% per annum. 100% of the maximum EPS award will vest if the Company's average growth is 16% per annum. Between 15% and 16% annual average growth, vesting increases on a straight line basis. The maximum EPS award will vest if the Company's average growth is at or above 16% per annum.

For the 2007-2009 LTISP, the Group Managing Director was not entitled to any Component C award.

– all other executives

Component A – none of the award will vest if CCA's TSR is below the 51st percentile of the peer group. 75.5% of the maximum TSR award will vest if CCA's TSR is at the 51st percentile of the peer group (the threshold). If CCA's TSR is at the 55th percentile of the peer group, 87.5% of the maximum TSR will vest (and between the 50th percentile and 55th percentile, vesting increases on a straight line basis). If CCA's TSR is at the 60th percentile of the peer group, 92.5% of the maximum TSR will vest (and between the 55th percentile and 60th percentile, vesting increases on a straight line basis). If CCA's TSR is at the 65th percentile of the peer group, 95% of the maximum TSR will vest (and between the 60th percentile and 65th percentile, vesting increases on a straight line basis). If CCA's TSR is at the 70th percentile of the peer group, 97.5% of the maximum TSR will vest (and between the 65th percentile and 70th percentile, vesting increases on a straight line basis). If CCA's TSR is at the 75th percentile of the peer group, 100% of the maximum TSR will vest (and between the 70th percentile and 75th percentile, vesting increases on a straight line basis). The maximum TSR award will vest if CCA's TSR is at or above the 75th percentile.

Component B – none of the award will be allocated unless the Company's average growth in EPS is 8.2% per annum over the performance period. 75.5% of the maximum EPS award will vest if the Company's average growth is 8.2% per annum (the threshold). Between 8.2% and 9% annual average growth, vesting increases on a straight line basis. 87.5% of the maximum EPS award will vest if the Company's average growth is 9% per annum. Between 9% and 10% annual average growth, vesting increases on a straight line basis. 92.5% of the maximum EPS award will vest if the Company's average growth is 10% per annum. Between 10% and 13.3% annual average growth, vesting increases on a straight line basis. 95% of the maximum EPS award will vest if the Company's average growth is 13.3% per annum. Between 13.3% and 15.3% annual average growth, vesting increases on a straight line basis. 97.5% of the maximum EPS award will vest if the Company's average growth is 15.3% per annum. 100% of the maximum EPS award will vest if the Company's average growth is 16% per annum. Between 15.3% and 16% annual average growth, vesting increases on a straight line basis. The maximum EPS award will vest if the Company's average growth is at or above 16% per annum.

Retesting

For the TSR performance measure, one year at quarterly intervals. There is no retesting of the EPS performance measure.

Peer group

Two peer groups have been adopted to measure TSR performance with peer group 1 reflecting comparable companies listed on the ASX and peer group 2 representing selected consumer staples and food, beverages and tobacco companies.

The 43 peer group 1 and 30 peer group 2 companies can be found in the peer group company listing on pages 45 and 46.

Performance

As at 31 December 2007, for the TSR performance measure, for peer group 1 CCA ranked at the 87th percentile and for peer group 2 CCA ranked at the 81st percentile. For the EPS performance measure, CCA achieved 16.5% growth per annum during the period.

Remuneration structure continued

Peer group company listing

	Long Term Incentive Share Plan					
	2004-2006	2005-2007	2006-2008		2007-2009	
Company name			Peer group 1	Peer group 2	Peer group 1	Peer group 2
ABB Grain Limited		Yes		Yes		Yes
ABC Learning Centres Limited					Yes	
AGL Energy Limited	Yes	Yes	Yes		Yes	
Alinta Limited			Yes		Yes	
Altria Group Inc				Yes		Yes
Amcor Limited	Yes	Yes	Yes		Yes	
Ansell Limited	Yes	Yes	Yes		Yes	
APN News & Media Limited	Yes	Yes	Yes			
Aristocrat Leisure Limited	Yes	Yes	Yes		Yes	
ASX Limited	Yes					
Australian Agricultural Company Limited		Yes		Yes		Yes
Australian Pure Fruits Limited				Yes		
AWB Limited	Yes	Yes		Yes		Yes
Billabong International Limited	Yes	Yes	Yes		Yes	
BlueScope Steel Limited	Yes	Yes	Yes		Yes	
Boral Limited	Yes	Yes	Yes		Yes	
Brambles Industries Limited	Yes	Yes	Yes		Yes	
BRL Hardy Limited						
Burns Philp & Company Limited	Yes	Yes		Yes		
Caltex Australia Limited					Yes	
Chiquita Brands South Pacific Limited				Yes		Yes
Coca-Cola Amatil Limited	Yes	Yes	Yes	Yes	Yes	Yes
Cochlear Limited	Yes	Yes	Yes		Yes	
Cockatoo Ridge Wines Limited				Yes		Yes
Coles Group Limited	Yes	Yes		Yes		Yes
Computershare Limited	Yes	Yes	Yes		Yes	
Constellation Brands, Inc				Yes		Yes
CSL Limited	Yes	Yes	Yes		Yes	
CSR Limited	Yes	Yes	Yes		Yes	
DCA Group Limited		Yes	Yes			
Downer EDI Limited			Yes		Yes	
Dyno Nobel Limited					Yes	
Evans & Tate Limited				Yes		Yes
Fairfax Media Limited	Yes	Yes	Yes		Yes	
FFI Holdings Limited				Yes		Yes
Foodland Associated Limited	Yes	Yes				
Foster's Group Limited	Yes	Yes		Yes		Yes
Futuris Corporation Limited	Yes	Yes		Yes		Yes
Goodman Fielder Limited						Yes
GrainCorp Limited		Yes		Yes		Yes
Green's Foods Limited				Yes		Yes
Gunns Limited	Yes	Yes				
Harvey Norman Holdings Limited	Yes	Yes			Yes	
James Hardie Industries NV (CDI)	Yes	Yes	Yes		Yes	
Jupiters Limited						
KH Foods Limited				Yes		Yes
Leighton Holdings Limited	Yes	Yes	Yes		Yes	
Lend Lease Corporation Limited	Yes	Yes				
Lion Nathan Limited	Yes	Yes		Yes		Yes

Remuneration report continued

Remuneration structure continued

Peer group company listings continued

	Long Term Incentive Share Plan					
	2004-2006	2005-2007	2006-2008		2007-2009	
Company name			Peer group 1	Peer group 2	Peer group 1	Peer group 2
Macquarie Airports					Yes	
Maryborough Sugar Factory Limited				Yes		Yes
Mayne Nickless Limited	Yes	Yes				
Mayne Pharma Limited			Yes		Yes	
McGuigan Simeon Wines Limited	Yes	Yes		Yes		Yes
Metcash Limited	Yes	Yes		Yes		Yes
MIA Group Limited						
Mirvac Group	Yes					
Namoi Cotton Co-operative Limited				Yes		Yes
National Foods Limited	Yes	Yes				
News Corporation Limited	Yes	Yes				
On Q Group Limited						Yes
OneSteel Limited	Yes	Yes	Yes		Yes	
Orica Limited	Yes	Yes	Yes		Yes	
Pacific Brands Limited		Yes	Yes			
PaperlinX Limited	Yes	Yes	Yes		Yes	
Patrick Corporation Limited	Yes	Yes	Yes			
Publishing & Broadcasting Limited	Yes	Yes	Yes		Yes	
Qantas Airways Limited	Yes	Yes	Yes		Yes	
Queensland Cotton Holdings Limited				Yes		Yes
ResMed Inc	Yes	Yes	Yes		Yes	
Ridley Corporation Limited	Yes	Yes		Yes		Yes
Rinker Group Limited	Yes	Yes			Yes	
Select Harvests Limited		Yes		Yes		Yes
Seven Network Limited						
Sigma Pharmaceuticals Limited	Yes	Yes	Yes		Yes	
Sims Group Limited	Yes	Yes	Yes		Yes	
Sonic Healthcare Limited	Yes	Yes	Yes		Yes	
Southcorp Limited	Yes	Yes				
SPC Ardmona Limited		Yes				
Symbion Health Limited			Yes		Yes	
TAB Limited	Yes					
Tabcorp Holdings Limited	Yes	Yes	Yes		Yes	
Tandou Limited				Yes		Yes
Tassal Group Limited				Yes		Yes
Tattersall's Limited			Yes		Yes	
Telecom Corporation of New Zealand Limited	Yes	Yes	Yes		Yes	
Telstra Corporation Limited	Yes	Yes	Yes		Yes	
Ten Network Holdings Limited	Yes	Yes	Yes			
Toll Holdings Limited	Yes	Yes	Yes		Yes	
Transurban Group	Yes	Yes	Yes		Yes	
UNiTAB Limited			Yes			
Warrnambool Cheese & Butter Factory Company Holdings Limited				Yes		Yes
Wesfarmers Limited	Yes	Yes	Yes		Yes	
West Australian Newspapers Holdings Limited	Yes	Yes	Yes		Yes	
Westfield Holdings Limited	Yes					
Woolworths Limited	Yes	Yes		Yes		Yes

Remuneration report continued

Summary of employment contracts

The following are details of the employment contracts for key management personnel (excluding non-executive Directors) –

T.J. Davis – Group Managing Director

Employment period	To 30 November 2010.
Remuneration package	The on-target remuneration package is comprised of a 53% fixed component and a 47% variable component. The Committee reviews the remuneration package annually.
Benefits	Superannuation, vehicle benefits, car-parking, leave loading and Company product.
Short Term Incentive Plan	Ranges from on-target being 68% of base salary, up to a maximum award of 120% of base salary.
Long Term Incentive Share Plan	Mr Davis has the following allocations of shares –

Plan	Component	Maximum	Vested amount	Lapsed amount	Unvested (maximum)
2004-2006	A and B	174,750	58,833	115,917	–
	C	100,000	50,000	50,000	–
		274,750	108,833	165,917	–
2005-2007	A	99,025	71,648	27,377	–
	B	99,025	65,531	–	33,494
	Maximum of A and B	174,750	137,179	4,077	33,494
	C	150,000	130,750	500	18,750
		324,750	267,929	4,577	52,244
2006-2008	A – peer group 1	45,517	–	–	45,517
	A – peer group 2	45,517	–	–	45,517
	B	91,034	–	–	91,034
	Maximum of A and B	182,068	–	–	182,068
	C	137,932	25,000	–	112,932
		320,000	25,000	–	295,000
2007-2009	A – peer group 1	51,300	–	–	51,300
	A – peer group 2	51,300	–	–	51,300
	B	102,600	–	–	102,600
	Maximum of A and B	205,200	–	–	205,200

Remuneration report continued

Summary of employment contracts continued

T.J. Davis – Group Managing Director continued

	Component A – subject to the measurement of TSR. Component B – subject to the measurement of average annual growth in NOPAT/EPS. Component C – as part of Mr Davis' conditions of employment, it had been agreed that Mr Davis would be granted an award of options under the Executive Option Plan annually on 12 November 2003 to 2006 inclusive. Subsequently, the Board determined not to issue further non-hurdle based options to executives and executive Directors under the Executive Option Plan, and as a consequence Component C was offered in lieu for the 2004-2006, 2005-2007 and 2006-2008 plans. For these three plans one-half of the shares are subject to the same performance measure as Component A and one-half of the shares are subject to the same performance measure as Component B. The performance measures will be tested twelve months after the commencement date of the performance period and if the performance measures have been achieved at that date, the shares will be allocated to Mr Davis.
Service agreement	The service agreement commenced on 12 November 2001 and in 2008 was extended to expire on 30 November 2010. As Mr Davis was in the employment of the Company on 31 December 2007, he received $335,000. If Mr Davis is in the employment of the Company on 11 November 2008 (being the completion of seven years of employment with the Company), he receives a payment of $385,000, if Mr Davis is in the employment of the Company on 11 November 2009, he receives a further payment of $385,000 and on completion of his service agreement on 30 November 2010 he receives a final payment under the agreement of $385,000.
Termination	If the Company terminates Mr Davis' employment (for circumstances other than those related to fraud, dishonesty or serious misconduct) after 31 December 2007 but before 11 November 2008, he receives a service agreement payment of $1,155,000 and if his employment is terminated after 11 November 2008 but before 11 November 2009, he receives a service agreement payment of $770,000 and if his employment is terminated after 11 November 2009 but before 30 November 2010, he receives a service agreement payment of $385,000. In addition, if the Company terminates Mr Davis' employment after 31 December 2007 (for circumstances other than those related to fraud, dishonesty or serious misconduct), he receives twelve months of total remuneration.
Completion of employment period	Upon completion of the employment period at 30 November 2010, for those awards in the LTISP where the retesting has not completed, the Board will be able to allocate shares in circumstances where it would otherwise be unfair not to allocate shares. For those awards where the three year performance period will not have completed, Mr Davis will be eligible for a pro rata award. Any annual and long service leave will be paid in accordance with the Company policy on payment of leave due to involuntary termination.
Notice period to extend service agreement	Mr Davis will be given not less than twelve months notice as to the Company's intention to not extend his service agreement.
Resignation	A minimum three months notice.

Summary of employment contracts continued

J.M. Wartig – Chief Financial Officer

Length of contract	Open ended.
Remuneration package	The on-target remuneration package is comprised of a 49% fixed component and a 51% variable component. The Committee reviews the remuneration package annually.
Benefits	Superannuation, vehicle benefits, car-parking, Employees Share Plan and Company product.
Short Term Incentive Plan	Ranges from on-target being 67% of fixed salary, up to a maximum award of 120% of fixed salary.
Long Term Incentive Share Plan	Mr Wartig has the following allocations of shares –

Plan	Component	Maximum	Vested amount	Lapsed amount	Unvested (maximum)
2004-2006	A and B	105,000	35,350	69,650	–
2005-2007	A and B	105,000	82,425	2,450	20,125
2006-2008	A and B	96,552	–	–	96,552
2007-2009	A and B	46,358	–	–	46,358

For the 2005-2007 LTISP, the maximum TSR award is 59,500 shares and the maximum NOPAT award is 59,500 shares; however, the combined maximum of both awards is 105,000 shares.

Executive Retention Share Plan — Mr Wartig has the following allocations of shares –

Plan	Maximum	Vested amount	Lapsed amount	Unvested (maximum)
2007-2009	35,000	–	–	35,000

Service agreement	The service agreement commenced on 21 June 2004 and expires 21 June 2009. If Mr Wartig is in the employment of the Company on 21 June 2009, he receives $500,000 (calculated as a deferred remuneration amount of $100,000 per completed year of service for the five years he has been employed with the Company), with one-fifth of this amount having been disclosed on an annual basis.
Termination	If the Company terminates Mr Wartig's employment (for circumstances other than those related to fraud, dishonesty or serious misconduct) before 21 June 2009, he receives a lump sum service agreement payment of $500,000 and in addition he receives a maximum of twelve months of fixed remuneration (inclusive of both pay in lieu of notice and severance). This payment does not apply on expiry of the service agreement. In the event of a change of control of the Company, and the Company wishes to terminate his employment arrangement without cause, the Company will pay him not less than 12 months of fixed remuneration, inclusive of both notice and severance.
Resignation	A minimum three months notice.

Remuneration report continued

Summary of employment contracts continued

W.G. White – Managing Director, Australasia

Length of contract	Open ended.
Remuneration package	The on-target remuneration package is comprised of a 52% fixed component and a 48% variable component. The Committee reviews the remuneration package annually.
Benefits	Superannuation, vehicle benefits, car-parking, leave loading, Employees Share Plan, club membership and Company product.
Short Term Incentive Plan	Ranges from on-target being 97% of base salary, up to a maximum award of 173% of base salary.
Long Term Incentive Share Plan	Mr White has the following allocations of shares –

Plan	Component	Maximum	Vested amount	Lapsed amount	Unvested (maximum)
2004-2006	A and B	115,275	38,809	76,466	–
2005-2007	A and B	115,275	90,491	2,689	22,095
2006-2008	A and B	106,000	–	–	106,000
2007-2009	A and B	50,984	–	–	50,894

For the 2005-2007 LTISP, the maximum TSR award is 65,323 shares and the maximum NOPAT award is 65,323 shares; however, the combined maximum of both awards is 115,275 shares.

Executive Retention Share Plan — Mr White has the following allocations of shares –

Plan	Maximum	Vested amount	Lapsed amount	Unvested (maximum)
2007-2009	38,425	–	–	38,425

Service agreement	The service agreement commenced on 1 November 2002. Under Mr White's original service agreement, he received a payment of $350,000 on 1 November 2005 after three years of employment with the Company. The current service agreement expires on 1 July 2010. If Mr White is in the employment of the Company on 31 October 2008, he receives 46,255 CCA shares, with one-third of this value disclosed on an annual basis. If Mr White is in the employment of the Company on 31 October 2009, he receives a further 19,823 CCA shares. If Mr White is in the employment of the Company on 1 July 2010, he receives a further 74,126 CCA shares. Mr White is entitled to receive the dividends on all of these shares prior to their vesting.
Termination	If the Company terminates Mr White's employment (for circumstances other than those related to fraud, dishonesty or serious misconduct) before 31 October 2008, he receives a service agreement award of 46,255 CCA shares. If the Company terminates his employment after 31 October 2008 but before 31 October 2009, he receives a service agreement award of 19,823 CCA shares. If the Company terminates his employment after 31 October 2009 but before 1 July 2010, he receives a service agreement award of 74,126 CCA shares. In addition, if the Company terminates Mr White's employment before 31 October 2009 (for circumstances other than those related to fraud, dishonesty or serious misconduct), he receives four months notice (or four months pay in lieu of notice) and twelve months of fixed remuneration. In the event of a change of control of the Company, and the Company wishes to terminate his employment arrangement without cause, the Company will pay him not less than 12 months of fixed remuneration, inclusive of both notice and severance.

Summary of employment contracts continued

W.G. White – Managing Director, Australasia continued

Notice period to extend service agreement	Mr White will be given not less than twelve months notice as to the Company's intention to not extend his service agreement.
Resignation	A minimum four months notice.

G. Adams – Managing Director, New Zealand & Fiji

Length of contract	Open ended.
Remuneration package	The on-target remuneration package is comprised of a 59% fixed component and a 41% variable component. The Committee reviews the remuneration package annually.
Benefits	Superannuation, vehicle benefits, Employees Share Plan, club membership and Company product.
Short Term Incentive Plan	Ranges from on-target being 63% of base salary, up to a maximum award of 111% of base salary.
Long Term Incentive Share Plan	Mr Adams has the following allocations of shares –

Plan	Component	Maximum	Vested amount	Lapsed amount	Unvested (maximum)
2004-2006	A and B	31,500	10,605	20,895	–
2005-2007	A and B	31,500	24,728	735	6,037
2006-2008	A and B	14,483	–	–	14,483
2007-2009	A and B	6,954	–	–	6,954

For the 2005-2007 LTISP, the maximum TSR award is 17,850 shares and the maximum NOPAT award is 17,850 shares; however, the combined maximum of both awards is 31,500 shares.

Executive Retention Share Plan — Mr Adams has the following allocations of shares –

Plan	Maximum	Vested amount	Lapsed amount	Unvested (maximum)
2007-2009	5,250	–	–	5,250

Service agreement	None.
Termination	If the Company terminates Mr Adams' employment during his New Zealand assignment (for circumstances other than those related to fraud, dishonesty, serious misconduct or unacceptable performance) and no suitable alternative position is available, he is entitled to three months of fixed remuneration in lieu of both notice and severance (calculated at CCA's current policy of one month notice and one month for every year of completed service with CCA). In the event of a change of control of the Company, and the Company wishes to terminate his employment arrangement without cause, the Company will pay him not less than 12 months of fixed remuneration, inclusive of both notice and severance.
Resignation	A minimum one month notice.

Remuneration report continued

Summary of employment contracts continued

P. Kelly – Managing Director, Asia

Length of contract: Open ended.

Remuneration package: The on-target remuneration package is comprised of a 56% fixed component and a 44% variable component. The Committee reviews the remuneration package annually.

Benefits: Superannuation, vehicle benefits, car-parking, leave loading, Employees Share Plan, club membership and Company product.

Short Term Incentive Plan: Ranges from on-target being 65% of base salary, up to a maximum award of 119% of base salary.

Long Term Incentive Share Plan: Mr Kelly has the following allocations of shares –

Plan	Component	Maximum	Vested amount	Lapsed amount	Unvested (maximum)
2004-2006	A and B	34,500	11,615	22,885	–
2005-2007	A and B	35,250	27,671	822	6,757
2006-2008	A and B	44,138	–	–	44,138
2007-2009	A and B	21,192	–	–	21,192

For the 2005-2007 LTISP, the maximum TSR award is 19,975 shares and the maximum NOPAT award is 19,975 shares; however, the combined maximum of both awards is 35,250 shares.

Executive Retention Share Plan: Mr Kelly has the following allocations of shares –

Plan	Maximum	Vested amount	Lapsed amount	Unvested (maximum)
2007-2009	16,000	–	–	16,000

Service agreement: None.

Termination: If the Company terminates Mr Kelly's employment due to his position being redundant and no suitable alternative position is available, he is entitled to a minimum of one month notice and twelve months of fixed remuneration. In the event of a change of control of the Company, and the Company wishes to terminate his employment arrangement without cause, the Company will pay him not less than 12 months of fixed remuneration, inclusive of both notice and severance.

Resignation: A minimum one month notice.

Summary of employment contracts continued

J. Seward – Managing Director, Indonesia & PNG

Length of contract	Open ended.
Remuneration package	The on-target remuneration package is comprised of a 69% fixed component and a 31% variable component. The Committee reviews the remuneration package annually.
Benefits	Superannuation, vehicle benefits, car-parking, Employees Share Plan, club membership, Company product, expatriate benefits including medical, subsidised housing and utilities, home leave, school fees, host country allowance and environmental allowance.
Short Term Incentive Plan	Ranges from on-target being 76% of base salary, up to a maximum award of 140% of base salary.
Long Term Incentive Share Plan	Mr Seward has the following allocations of shares –

Plan	Component	Maximum	Vested amount	Lapsed amount	Unvested (maximum)
2004-2006	A and B	36,000	12,120	23,880	–
2005-2007	A and B	36,000	28,260	840	6,900
2006-2008	A and B	37,241	–	–	37,241
2007-2009	A and B	17,881	–	–	17,881

For the 2005-2007 LTISP, the maximum TSR award is 20,400 shares and the maximum NOPAT award is 20,400 shares; however, the combined maximum of both awards is 36,000 shares.

Executive Retention Share Plan: Mr Seward has the following allocations of shares –

Plan	Maximum	Vested amount	Lapsed amount	Unvested (maximum)
2007-2009	13,500	–	–	13,500

Service agreement	None.
Termination	If the Company terminates Mr Seward's employment during his Indonesian assignment (for circumstances other than those related to fraud, dishonesty, serious misconduct or unacceptable performance) and no suitable alternative position is available, he is entitled to a minimum of nine months of fixed remuneration in lieu of both notice and severance (calculated at CCA's current policy of one month notice and one month for every year of completed service with the Coca-Cola System). In the event of a change of control of the Company, and the Company wishes to terminate his employment arrangement without cause, the Company will pay him not less than 12 months of fixed remuneration, inclusive of both notice and severance.
Resignation	A minimum two months notice.

Remuneration report continued

Summary of employment contracts continued

N. Garrard – Managing Director, Food & Services

Length of contract	Open ended.
Remuneration package	The on-target remuneration package is comprised of a 52% fixed component and a 48% variable component. The Committee reviews the remuneration package annually.
Benefits	Superannuation, Employees Share Plan and Company product.
Short Term Incentive Plan	Ranges from on-target being 60% of fixed salary, up to a maximum award of 120% of fixed salary.
Long Term Incentive Share Plan	Mr Garrard has the following allocations of shares –

Plan	Component	Maximum	Vested amount	Lapsed amount	Unvested (maximum)
2005-2007	A and B	42,000	32,970	980	8,050
2006-2008	A and B	38,621	–	–	38,621
2007-2009	A and B	18,543	–	–	18,543

For the 2005-2007 LTISP, the maximum TSR award is 23,800 shares and the maximum NOPAT award is 23,800 shares; however, the combined maximum of both awards is 42,000 shares.

Executive Retention Share Plan — Mr Garrard has the following allocations of shares –

Plan	Maximum	Vested amount	Lapsed amount	Unvested (maximum)
2007-2009	67,802	–	–	67,802

Service agreement	None.
Completion payment	As Mr Garrard was an employee on the two year anniversary of the purchase by CCA of all of the shares in SPC Ardmona Limited, CCA paid him a completion bonus of $250,000 before tax in March 2007. This arrangement was not renewed; however, this was taken to account when determining Mr Garrard's 2007-2009 ERSP award.
Termination	If the Company terminates Mr Garrard's employment (for circumstances other than those related to fraud, dishonesty or serious misconduct), he is entitled to three months notice and twelve months of fixed remuneration. In the event of a change of control of the Company, and the Company wishes to terminate his employment arrangement without cause, the Company will pay him not less than 12 months of fixed remuneration, inclusive of both notice and severance.
Resignation	A minimum three months notice.

Summary of employment contracts continued

R. Randall – Managing Director, South Korea

Length of contract	Open ended.
Remuneration package	The on-target remuneration package is comprised of a 73% fixed component and a 27% variable component. The Committee reviews the remuneration package annually.
Benefits	Superannuation, vehicle benefits, car-parking, Employees Share Plan, club membership, Company product, expatriate benefits including medical, subsidised housing and utilities, home leave, school fees, host country allowance and environmental allowance.
Short Term Incentive Plan	Ranges from on-target being 73% of base salary, up to a maximum award of 134% of base salary.
Long Term Incentive Share Plan	Mr Randall has the following allocations of shares –

Plan	Component	Maximum	Vested amount	Lapsed amount	Unvested (maximum)
2004-2006	A and B	15,000	5,050	9,950	–
2005-2007	A and B	12,000	9,420	280	2,300
2006-2008	A and B	20,690	–	–	20,690
2007-2009	A and B	13,245	–	–	13,245

For the 2005-2007 LTISP, the maximum TSR award is 6,800 shares and the maximum NOPAT award is 6,800 shares; however, the combined maximum of both awards is 12,000 shares.

Service agreement	None.
Termination	As a result of the sale of Coca-Cola Korea Bottling Company, Ltd in October 2007, Mr Randall left the employment of the Company on 31 October 2007. Mr Randall received payments for notice, severance and repatriation in accordance with the Company's policy given his length of service within the Coca-Cola system.

M. Clark – General Manager, Grinders Coffee Business, Australia

Length of contract	From 7 August 2006 to 31 July 2008.
Remuneration package	The on-target remuneration package is comprised of a 67% fixed component and a 33% variable component. There is no review of the remuneration package.
Benefits	N/a.
Short Term Incentive Plan	$200,000 per annum for two years, payable in one amount of $400,000 on 31 July 2008 if the pre-determined key performance indicators have been successfully achieved. This amount will not be payable if, for whatever reason the two year fixed term of employment is not completed.
Long Term Incentive Share Plan	Mr Clark has the following allocations of shares –

Plan	Component	Maximum	Vested amount	Lapsed amount	Unvested (maximum)
2004-2006	A and B	67,500	22,725	44,775	–
2005-2007	A and B	32,280	25,340	753	6,187

For the 2005-2007 LTISP, the maximum TSR award is 18,292 shares and the maximum NOPAT award is 18,292 shares; however, the combined maximum of both awards is 32,280 shares.

Resignation	A minimum one month notice.
	Following the establishment of the Food & Services reporting segment, which includes Grinders, Mr Clark ceased to be designated as key management personnel on 18 April 2007.

Remuneration report continued

Remuneration of non-executive Directors

The remuneration of non-executive Directors takes into account the size and complexity of CCA's operations, their responsibility for the stewardship of the Company and their workloads. It comprises Directors' fees (base plus Board Committee fees), superannuation contributions and retirement benefits.

Total non-executive Directors' fees are not to exceed the annual limit of $1.5 million as previously approved by shareholders. Based on advice received from external remuneration consultants (via the Compensation Committee), non-executive Director fees are set and approved by the executive Director.

No element of the non-executive Director's remuneration is performance related.

The current annual Directors' fees payable to non-executive Directors for the year ended 31 December 2007 are as follows –

	$
Chairman (inclusive of Committee fees)	364,000
Director (base fee)	121,300
Chairman – Audit & Risk Committee	20,000
Member – Audit & Risk Committee	11,550
Chairman – Compensation Committee	15,000
Member – Compensation Committee	8,000
Chairman – Compliance & Social Responsibilities Committee	15,000
Member – Compliance & Social Responsibilities Committee	8,000

No fees are payable in respect of membership of any other Board Committees.

From 1 July 2003, the non-executive Directors agreed to apply a minimum of 25% (and up to 100%) of their Directors' fees to purchase ordinary shares in the Company. The shares are purchased on market following the announcement of the Company's half year and annual results. The trustee of the Non-executive Directors' Share Plan will hold the shares until the beneficiary ceases to be a Director of the Company.

There is no current scheme for the payment of retirement benefits. However, pursuant to the resolution passed at the Annual General Meeting held 3 May 2006, the accrued benefits under the prior scheme were used to purchase 152,236 shares in the Company at $6.8495 per share on 6 May 2006. The shares are held by the trustee of the Non-executive Directors' Retirement Share Trust (NEDRST).

Further details on the NEDRST are included in Note 25 to the financial statements.

Where applicable, contributions required under superannuation guarantee legislation are made on behalf of the Directors.

Remuneration of key management personnel

The details of each key management personnel's remuneration and the five named executives receiving the highest remuneration for the CCA Group and CCA Entity during the financial year are set out below –

		Short term				Post employment		Other long term	Termination[8]	Share based payments				Total performance related
	Year	Salary and fees[1] $	STIP[2] $	South Korean incentive[3]	Non-monetary benefits[4] $	Super-Annuation[5] $	Retirement benefits[6] $	Deferred remuneration[7] $	$	LTISP[9] $	ESP[10] $	ERSP/ other[11] $	Total $	%
Directors														
D.M. Gonski, AC	2007	364,000	–	–	–	12,908	–	–	–	–	–	–	376,908	–
Chairman (non-executive)	2006	346,700	–	–	–	12,413	24,019	–	–	–	–	–	383,132	–
J.R. Broadbent, AO	2007	144,300	–	–	–	12,837	–	–	–	–	–	–	157,137	–
Director (non-executive)	2006	139,850	–	–	–	12,363	8,799	–	–	–	–	–	161,012	–
T.J. Davis	2007	1,925,000	1,900,000	500,000	210,525	765,000	–	295,350	–	1,763,408	–	–	7,359,283[12]	57
Director and Group Managing Director	2006	1,537,583	1,602,672	–	243,902	628,051	–	212,650	–	1,321,933	–	–	5,546,791	53
I. Finan	2007	140,850	–	–	–	12,677	–	–	–	–	–	–	153,527	–
Director (non-executive)	2006	127,100	–	–	–	11,439	–	–	–	–	–	–	138,539	–
G.J. Kelly	2007	129,300	–	–	–	11,637	–	–	–	–	–	–	140,937	–
Director (non-executive)	2006	122,500	–	–	–	11,025	–	–	–	–	–	–	133,525	–
W.M. King, AO	2007	129,300	–	–	–	11,637	–	–	–	–	–	–	140,937	–
Director (non-executive)	2006	115,550	–	–	–	10,400	1,825	–	–	–	–	–	127,775	–
D.E. Meiklejohn	2007	149,300	–	–	–	12,908	–	–	–	–	–	–	162,208	–
Director (non-executive)	2006	127,100	–	–	–	11,439	–	–	–	–	–	–	138,539	–
M.K. Ward, AO	2007	147,850	–	–	–	12,908	–	–	–	–	–	–	160,758	–
Director (non-executive)	2006	138,650	–	–	–	12,309	8,678	–	–	–	–	–	159,637	–
Total Directors	2007	3,129,900	1,900,000	500,000	210,525	852,512	–	295,350	–	1,763,408	–	–	8,651,695	
Total Directors	2006	2,655,033	1,602,672	–	243,902	709,439	43,321	212,650	–	1,321,933	–	–	6,788,950	
Executives														
J.M. Wartig	2007	670,995	662,500	40,000	93,453	105,658	–	79,406	–	638,306	20,130	95,282	2,405,730	56
Chief Financial Officer	2006	653,083	300,000	–	91,422	133,432	–	87,652	–	408,116	19,592	–	1,693,297	42
W.G. White	2007	538,125	706,600	–	155,757	174,262	–	–	–	700,770	16,144	353,666	2,645,324	53
Managing Director, Australasia	2006	520,333	665,712	–	149,715	166,046	–	–	–	448,054	14,916	176,909	2,141,685	52
G. Adams	2007	268,580	262,500	–	68,810	74,351	–	–	–	159,388	8,057	14,292	855,978	49
Managing Director, New Zealand & Fiji	2006	250,166	73,270	–	45,686	45,281	–	–	–	103,764	7,505	–	525,672	34
P. Kelly	2007	415,965	330,600	150,000	87,503	177,292	–	–	–	239,800	12,210	43,557	1,456,927	49
Managing Director, Asia	2006	395,350	264,581	–	91,050	158,383	–	–	–	151,142	11,827	–	1,072,333	39
J. Seward[13]	2007	285,276	242,958	–	563,542	73,953	–	–	–	228,021	8,558	36,752	1,439,060	33
Managing Director, Indonesia & PNG	2006	286,214	94,543	–	616,427	53,306	–	–	–	145,260	8,586	–	1,204,336	20
N. Garrard	2007	772,470	350,800	–	12,700	12,908	–	20,833	–	218,291	23,174	184,580	1,595,756	36
Managing Director, Food & Services	2006	736,623	401,500	–	–	12,139	–	125,000	–	104,251	22,099	–	1,401,612	36
Former key management personnel														
R. Randall[13 & 14]	2007	177,317	–	–	295,964	24,824	–	–	388,161	85,548	5,320	–	977,134	9
Managing Director, South Korea	2006	259,382	128,019	–	445,931	54,236	–	–	–	63,018	7,781	–	958,367	20
M. Clark[14]	2007	118,356	–	–	–	23,671	–	–	–	45,219	–	–	187,246	24
General Manager, Grinders Coffee Business, Australia	2006	432,414	87,500	–	115,675	85,764	–	–	404,762	133,319	8,095	–	1,267,529	17
Total executives	2007	3,247,084	2,555,958	190,000	1,277,729	666,919	–	100,239	388,161	2,315,343	93,593	728,129	11,563,155	
Total executives	2006	3,533,565	2,015,125	–	1,555,906	708,587	–	212,652	404,762	1,556,924	100,401	176,909	10,264,831	
Total remuneration	2007	6,376,984	4,455,958	690,000	1,488,254	1,519,431	–	395,589	388,161	4,078,751	93,593	728,129	20,214,850	
Total remuneration	2006	6,188,598	3,617,797	–	1,799,808	1,418,026	43,321	425,302	404,762	2,878,857	100,401	176,909	17,053,781	

Refer to the following page for footnote details.

Remuneration report continued

Remuneration of key management personnel continued

Remuneration amounts are calculated over the period in which the individual held the key management position.

1 Director's fees include amounts contributed to the Non-executive Directors' Share Plan. Fees for non-executive Directors includes Committee fees.

2 Short Term Incentive Plan (STIP).

3 A once only 2007 short term incentive award for sale of South Korean business that was introduced for 16 key executives involved in the sale process of Coca-Cola Korea Bottling Company, Ltd. Given the complexity of the sale, the importance to CCA for the sale process to be completed and within the time parameters determined, the Board believed it appropriate to motivate and reward the group working on the sale process, especially given the complexity of the transaction and the substantial amount of effort required by this group to compete the sale. The awards, that varied depending on the executive's seniority, involvement and impact on the sale process were determined at the beginning of 2007 and were only paid upon successful completion of the sale.

4 Non-monetary benefits includes the value of vehicle benefits, club membership, Company product and where applicable expatriate benefits. In the case of Mr Clark, the prior year included interest paid up to 31 July 2006, on certain loans held independently with a financial institution.

5 Includes notional and actual contributions to superannuation.

6 Represents the nominal value of the accrued retirement benefit to 3 May 2006, being the date of the Annual General Meeting at which a resolution was passed to convert the accrued benefits at this date into CCA shares less the present value (as required by Australian Accounting Standards) of the amount accrued as at 31 December 2005.

7 Represents the estimated present value of the accrued benefit payable under the terms of the service agreement less amounts accrued in the prior periods.

8 Termination benefits include payments for severance and unused leave benefits paid upon termination. Amounts shown exclude amounts previously disclosed in remuneration.

9 Long Term Incentive Share Plan (LTISP). Represents the estimated fair value of CCA shares offered in the Plan calculated by multiplying the threshold number of shares by the fair value of the shares at grant date and amortised over the performance period. The plans have been valued using the Monte Carlo simulation methodology. This methodology calculates the fair value of performance rights based on the share price at grant date and assumptions for the expected risk free rate of interest for the performance period, the volatility of the share price returns, the dividend entitlements and performance conditions of the plans.

	Component A – TSR			Component B – NOPAT/EPS			Component C – Mr Davis	
	Mr Davis $	Mr Garrard $	All other executives $	Mr Davis $	Mr Garrard $	All other executives $	TSR $	NOPAT $
2004-2006	5.61	–	5.41	6.34	–	6.19	6.69	6.74
2005-2007	7.67	7.50	8.16	6.94	7.17	7.63	8.62	7.42
2006-2008 peer group 1	3.85	4.18	4.18	6.23	6.18	6.18	4.22	6.84
2006-2008 peer group 2	4.49	4.50	4.50	n/a	n/a	n/a	4.97	n/a
2007-2009 peer group 1	6.71	6.71	6.71	8.51	8.51	8.51	n/a	n/a
2007-2009 peer group 2	7.07	7.07	7.07	n/a	n/a	n/a	n/a	n/a

The current year's remuneration includes the following –

- Components B of the 2004-2006 plan that vested at 31 December 2006 has been valued at the purchase price of $8.076 less amounts accrued in prior periods;
- Component C of the 2006-2008 plan that vested at 31 December 2006 for Mr Davis has been valued at the purchase price of $8.076 less amounts accrued in prior periods; and
- Components A and B for the 2005-2007 LTISP vested at 31 December 2007. The following share awards will be made and have been included at the fair value for the plan –

Mr Davis	193,429	Mr Adams	24,728	Mr Garrard	32,970
Mr Wartig	82,425	Mr Kelly	27,671		
Mr White	90,491	Mr Seward	28,260		

The shares due to key management personnel will be purchased in early 2008.

10 Employees Share Plan (ESP) represents the Company's matching contribution.

11 Shares granted under the ERSP were purchased in February 2007 at $8.167 and are being amortised over the three year vesting period. An amount of $249,060 (2006: $176,909) is included for other share based payments, which represents the amortised amount for the period of the shares purchase in respect of the service agreement for Mr White. The Executive Salary Sacrifice Share Plan holds these shares until they vest.

12 Mr Davis' increase in total remuneration in 2007 over 2006 was principally the result of –

- An increase in 2007 base salary over 2006 base salary of $387,417 to give closer alignment with the domestic and international consumer goods market in accordance with the Company's remuneration policy;
- An increase in 2007 STIP over 2006 STIP of $297,328, that reflects the over-target achievement;
- A once only 2007 short term incentive award for sale of South Korean business of $500,000 (refer footnote 3 as above); and
- An increase in LTISP of $441,475 as a result of the 2005-2007 LTISP vesting over target, with all of the remaining on-target award plus the over-target award being taken to account (up to fair value) in 2007.

13 Messrs Seward and Randall were remunerated in USD whilst in Asia.

14 Amounts are calculated up to the date the individual ceased to hold the key management position.

Remuneration report continued

Remuneration of key management personnel continued

The percentage of cash grants vested to the maximum cash award available under the STIP during the financial year is set out below –

	2007 %	2006 %
Director		
T.J. Davis	**82**	58
Executives		
J.M. Wartig	**69**	44
W.G. White	**76**	61
G. Adams	**74**	37
P. Kelly	**67**	53
J. Seward	**70**	34
N. Garrard	**38**	49
Former key management personnel		
R. Randall	**-**	44
M. Clark	**-**	33

The cash grants will be paid in early 2008.

There is no retesting of this plan and the unvested portion is forfeited.

LTISP entitlements

Participation in the LTISP is consistent with those aspects of the Plan already detailed in this report. All senior executive participation is governed by Company policy and the Plan trust deed. Shares are awarded to participants at the end of the relevant performance period and only to the extent that the performance conditions are satisfied. Under the trust deed, shares may be awarded to participants where employment is terminated prior to the completion of the performance period and more than one-third of the performance period has elapsed. The Board in its discretion has determined that if the executive's performance has been of an acceptable standard, the terms and conditions of the relevant performance period will apply as at the date employment ceases.

Shares are fully vested at the end of the performance period, once the prescribed target has been achieved. A portion of these shares must be held in the Plan for two years. The amount to be held is determined by a prescribed scale dependent on the level achieved.

Remuneration report continued

Remuneration of key management personnel continued

The following outlines the minimum and maximum unvested level of participation for key management personnel in current offers under the LTISP –

Number of ordinary shares in CCA offered in the LTISP	2005-2007 Min.	2005-2007 Max.	2006-2008 Min.	2006-2008 Max.	2007-2009 Min.	2007-2009 Max.
Director						
T.J. Davis[1&2]	–	52,244	207,000	295,000	104,652	205,200
Executives						
J.M. Wartig[2]	–	20,125	70,000	96,552	35,000	46,358
W.G. White[2]	–	22,095	76,850	106,000	38,245	50,894
G. Adams[2]	–	6,037	10,500	14,483	5,250	6,954
P. Kelly[2]	–	6,757	32,000	44,138	16,000	21,192
J. Seward[2]	–	6,900	27,000	37,241	13,500	17,881
N. Garrard[2]	–	8,050	28,000	38,621	14,000	18,543

1 Mr Davis received an award from the 2005-2007 LTISP for 74,500 shares in 2006 and an award from the 2006-2008 LTISP for Component C of 25,000 shares in 2007.

2 The NOPAT and TSR performance measures of the 2005-2007 LTISP were achieved and accordingly the following share awards will be made –

Mr Davis	*193,429*	*Mr Adams*	*24,728*	*Mr Garrard*	*32,970*
Mr Wartig	*82,425*	*Mr Kelly*	*27,671*		
Mr White	*90,491*	*Mr Seward*	*28,260*		

The following outlines the estimated minimum and maximum value of the unamortised amount to be expensed in future financial years –

Value of ordinary shares in CCA offered in the LTISP	2005-2007 Min. $	2005-2007 Max. $	2006-2008 Min. $	2006-2008 Max. $	2007-2009 Min. $	2007-2009 Max. $
Director						
T.J. Davis	–	418,524	537,190	822,879	827,048	1,254,880
Executives						
J.M. Wartig	–	164,220	176,859	258,905	219,053	267,393
W.G. White	–	180,295	194,166	284,240	240,494	293,554
G. Adams	–	49,262	26,530	38,834	32,855	40,114
P. Kelly	–	55,137	80,848	118,361	100,412	122,234
J. Seward	–	56,304	68,216	99,864	84,492	103,137
N. Garrard	–	60,375	70,743	103,565	87,626	106,952

The value is based on the estimated fair value of shares offered in the Plan at grant date.

Remuneration of key management personnel continued

Awards granted or vested under LTISP during the financial year are set out below –

2007	Plan year	Shares awarded	% of maximum vested	% of maximum unvested	% lapsed
Director					
T.J. Davis	2005-2007	**193,429**	**77**	**21**	**2**
Executives					
J.M. Wartig	2005-2007	**82,425**	**79**	**19**	**2**
W.G. White	2005-2007	**90,491**	**79**	**19**	**2**
G. Adams	2005-2007	**24,728**	**79**	**19**	**2**
P. Kelly	2005-2007	**27,671**	**79**	**19**	**2**
J. Seward	2005-2007	**28,260**	**79**	**19**	**2**
N. Garrard	2005-2007	**32,970**	**79**	**19**	**2**

These shares will be purchased in early 2008.

2006	Plan year	Shares awarded	% of maximum	% lapsed
Director				
T.J. Davis	2004-2006	58,833	67	33
T.J. Davis[1]	2006-2008	25,000	72	–
Executives				
J.M. Wartig	2004-2006	35,350	67	33
W.G. White	2004-2006	38,809	67	33
G. Adams	2004-2006	10,605	67	33
P. Kelly	2004-2006	11,615	67	33
J. Seward	2004-2006	12,120	67	33
R. Randall	2004-2006	5,050	67	33
M. Clark	2004-2006	22,725	67	33

1 The Component C TSR (peer group 2) performance hurdle was achieved as at 31 December 2006 with 25,000 shares being allocated. The maximum award under this performance hurdle is 34,483; therefore, the remaining 9,483 shares are subject to the standard performance period.

These shares were purchased in early 2007.

Awards granted under LTISP are made at no cost to the employee.

Remuneration report continued

Remuneration of key management personnel continued

The following outlines the unamortised amount to be expensed in future financial years in relation to the ERSP –

	2007-2009	
Value of ordinary shares in CCA offered in the ERSP	No. of shares	$
Executives		
J.M. Wartig	35,000	190,563
W.G. White	38,425	209,211
G. Adams	5,250	28,585
P. Kelly	16,000	87,115
J. Seward	13,500	73,503
N. Garrard	67,802	369,159

These shares were purchased early 2007 for $8.167 per share.

The following outlines the unamortised amounts to be expensed in future financial years in relation to shares awarded under service agreements which are held by the Executive Salary Sacrifice Share Plan –

		2007	2006
Value of ordinary shares in CCA offered under service agreements	No. of shares	$	$
Executive			
W.G. White	140,204	578,330	827,390

66,078 shares were purchased in November 2005 for $7.5667 per share and 74,126 shares were purchased in June 2006 for $7.1499 per share.

There were no amounts in respect of options included in remuneration for the current financial year or the prior financial year.

No options have been issued by the Company since 1 November 2002, and all options held by key management personnel have been exercised or expired during the current financial year.

No performance conditions were attached to the grant of options.

Options held by key management personnel

Options exercised during the 2007 financial year are set out below. There were no options exercised in the prior financial year.

2007	No. of options exercised	Exercise price $	Amount paid $
Executive			
W. White	**80,000**	**5.18**	**414,400**
Former key management personnel			
R. Randall	**6,000**	**6.33**	**37,980**
M. Clark	**87,500**	**6.33**	**553,875**

Each option exercised resulted in one share in the Company being issued.

There were no unpaid amounts on the options exercised.

Share options

No options have been issued since 1 January 2003. From the beginning of the 2003 financial year, options were removed from the remuneration package of Group executives. Details of options on issue at the end of the financial year and options exercised during the financial year are included in Note 25 to the financial statements.

Events after the balance date

a) Off-market share buy-back

On 29 January 2008, CCA announced the successful completion of its $170.0 million off-market share buy-back. A total of 21.7 million shares were bought back at a price of $7.84, which represents a 14% discount to the market price (being the volume weighted average price of CCA's ordinary shares on the ASX over the five trading days up to and including 25 January 2008).

The off-market share buy-back has no impact on the Group's financial results for the year ended 31 December 2007, and is not expected to impact on CCA's ability to fully frank its dividends in the future.

b) Pacific Beverages' brewery development

On 8 February 2008, CCA made a media announcement that Pacific Beverages Pty Ltd, the joint venture entity CCA formed with SABMiller plc, will build a boutique premium brewery at Warnervale in the Central Coast region of New South Wales. The brewery, with a capacity of 500,000 hectolitres, is expected to be completed in 2010 and will be jointly funded by CCA and SABMiller plc.

c) Dividend

Since the end of the financial year, the Directors have declared the following dividend –

Class of share	Rate per share ¢	Fully franked per share ¢	Amount $M	Date payable
Ordinary	20.0	20.0	146.8	7 April 2008

The dividend has not been recognised as a liability in the 31 December 2007 financial statements.

Rounding

The Company is of a kind referred to in the Australian Securities and Investments Commission (ASIC) Class Order No. 98/100 and, in accordance with this Class Order, amounts in the financial statements and this Report have been rounded off to the nearest tenth of a million dollars.

Auditor independence and non-audit services

Auditor independence

The following independence declaration has been obtained from the Company's auditor, Ernst & Young –

ERNST & YOUNG

Ernst & Young Centre
680 George Street
Sydney NSW 2000
Australia

GPO Box 2646
Sydney NSW 2001

Tel 61 2 9248 5555
Fax 61 2 9248 5959
DX Sydney Stock
Exchange 10172

Auditor's independence declaration to the Directors of Coca-Cola Amatil Limited

In relation to our audit of the financial report of Coca-Cola Amatil Limited for the financial year ended 31 December 2007, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.

Ernst & Young

T. van Veen
Partner
Sydney
13 February 2008

Liability limited by a scheme approved under Professional Standards Legislation

---

Non-audit services

The following non-audit services were provided by the Company's auditor, Ernst & Young, and international member firms. The Directors are satisfied that the provision of non-audit services is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001. The nature and scope of each type of non-audit service provided means that auditor independence was not compromised.

Ernst & Young received or is due to receive the following amounts for the provision of non-audit services –

Other assurance services	$415,000
Tax compliance reviews	$36,000

Signed in accordance with a resolution of the Directors.

D.M. Gonski, AC
Chairman
Sydney
13 February 2008

T.J. Davis
Group Managing Director
Sydney
13 February 2008

Income Statements

	Refer Note	CCA Group 2007 $M	CCA Group 2006 $M	CCA Entity 2007 $M	CCA Entity 2006 $M
Continuing operations					
Revenue, excluding finance income					
Trading revenue		**3,931.8**	3,641.6	**–**	–
Other revenue		**85.4**	63.0	**779.7**	458.8
	3	**4,017.2**	3,704.6	**779.7**	458.8
Expenses, excluding finance costs					
Cost of goods sold	4	**(2,157.2)**	(2,014.5)	**–**	–
Selling		**(566.6)**	(552.5)	**–**	–
Warehouse and distribution		**(314.5)**	(317.5)	**–**	–
Administration and other		**(331.3)**	(257.3)	**(496.0)**	(109.1)
		(3,369.6)	(3,141.8)	**(496.0)**	(109.1)
Share of net profit/(loss) of joint venture entity accounted for using the equity method	11	**0.8**	(0.3)	**–**	–
Earnings before interest and tax		**648.4**	562.5	**283.7**	349.7
Net finance costs					
Finance costs	4	**(157.0)**	(152.3)	**(179.9)**	(161.8)
Finance income	3	**24.6**	17.8	**147.7**	107.0
		(132.4)	(134.5)	**(32.2)**	(54.8)
Profit from continuing operations before income tax		**516.0**	428.0	**251.5**	294.9
Income tax (expense)/benefit	5	**(148.4)**	(114.4)	**7.8**	(75.4)
Profit from continuing operations after income tax		**367.6**	313.6	**259.3**	219.5
Discontinued operation					
Loss from discontinued operation after income tax	6b)	**(56.9)**	(31.2)	**–**	–
Profit after tax attributable to members of Coca-Cola Amatil Limited		**310.7**	282.4	**259.3**	219.5

	Refer Note	2007 ¢	2006 ¢
Earnings per share (EPS) for profit from continuing operations attributable to ordinary equity holders of the Company	27		
Basic EPS		**48.8**	41.9
Diluted EPS		**48.7**	41.8
Earnings per share (EPS) for profit attributable to ordinary equity holders of the Company	27		
Basic EPS		**41.3**	37.7
Diluted EPS		**41.2**	37.6
Dividends paid	26		
Prior year final dividend paid per ordinary share		**18.0**	17.5
Current year interim dividend paid per ordinary share		**15.5**	14.5

Notes appearing on pages 70 to 142 to be read as part of the financial statements.

Balance Sheets

As at 31 December 2007

	Refer Note	CCA Group 2007 $M	CCA Group 2006 $M	CCA Entity 2007 $M	CCA Entity 2006 $M
Current assets					
Cash assets	7	**379.7**	436.1	**319.8**	307.5
Trade and other receivables	8	**686.0**	677.7	**90.4**	10.7
Inventories	9	**646.0**	611.6	**-**	-
Prepayments		**44.4**	49.5	**3.1**	2.2
Current tax assets		**4.9**	4.7	**-**	-
Derivatives	34	**13.7**	51.0	**5.9**	41.6
		1,774.7	1,830.6	**419.2**	362.0
Non-current assets held for sale	10	**-**	22.8	**-**	-
Total current assets		**1,774.7**	1,853.4	**419.2**	362.0
Non-current assets					
Trade and other receivables	8	**3.5**	17.9	**2,098.2**	2,026.6
Investment in joint venture entity	11	**16.4**	1.2	**15.8**	1.5
Investments in securities	12	**-**	-	**2,414.4**	2,744.7
Investments in bottlers' agreements	13	**928.8**	1,505.6	**-**	-
Property, plant and equipment	14	**1,302.6**	1,499.9	**-**	-
Intangible assets	15	**512.8**	495.7	**-**	-
Prepayments		**13.6**	21.1	**1.5**	0.8
Deferred tax assets	20	**1.8**	2.2	**4.9**	12.9
Derivatives	34	**83.9**	-	**80.7**	-
Total non-current assets		**2,863.4**	3,543.6	**4,615.5**	4,786.5
Total assets		**4,638.1**	5,397.0	**5,034.7**	5,148.5
Current liabilities					
Trade and other payables	17	**436.2**	491.5	**520.4**	3.4
Interest bearing liabilities	18	**171.4**	278.4	**170.3**	165.7
Current tax liabilities		**66.4**	34.1	**47.8**	27.1
Provisions	19	**85.9**	73.7	**29.8**	20.5
Accrued charges		**337.3**	306.7	**17.9**	19.5
Derivatives	34	**42.0**	169.8	**15.0**	149.1
Total current liabilities		**1,139.2**	1,354.2	**801.2**	385.3
Non-current liabilities					
Trade and other payables	17	**-**	2.9	**-**	478.7
Interest bearing liabilities	18	**1,695.2**	2,077.5	**1,631.4**	1,837.3
Provisions	19	**12.7**	61.5	**7.0**	10.8
Deferred tax liabilities	20	**153.3**	327.9	**-**	-
Defined benefit superannuation plan liabilities	21	**36.6**	32.3	**15.1**	3.5
Derivatives	34	**160.4**	70.0	**152.5**	70.0
Total non-current liabilities		**2,058.2**	2,572.1	**1,806.0**	2,400.3
Total liabilities		**3,197.4**	3,926.3	**2,607.2**	2,785.6
Net assets		**1,440.7**	1,470.7	**2,427.5**	2,362.9
Equity					
Share capital	22	**2,027.8**	2,001.1	**2,027.8**	2,001.1
Shares held by equity compensation plans	23	**(16.3)**	(15.2)	**-**	-
Reserves	24	**25.0**	139.2	**64.8**	34.1
(Accumulated losses)/retained earnings		**(595.8)**	(654.4)	**334.9**	327.7
Total equity		**1,440.7**	1,470.7	**2,427.5**	2,362.9

Notes appearing on pages 70 to 142 to be read as part of the financial statements.

Cash Flow Statements

	Refer Note	CCA Group 2007 $M	CCA Group 2006 $M	CCA Entity 2007 $M	CCA Entity 2006 $M
Inflows/(outflows)					
Cash flows from operating activities					
Receipts from customers		**4,469.4**	4,398.0	–	–
Receipts from subsidiaries for management and guarantee fees		–	–	**108.6**	438.4
Payments to suppliers and employees		**(3,677.2)**	(3,609.6)	**(117.9)**	(108.1)
Dividends received		**1.1**	1.4	**1.7**	18.7
Finance income received		**24.6**	19.5	**147.1**	105.8
Interest and other finance costs paid		**(164.4)**	(170.4)	**(183.6)**	(167.1)
Income tax paid		**(141.5)**	(129.4)	**(81.2)**	(28.8)
Net cash flows from/(used in) operating activities before significant items		512.0	509.5	(125.3)	258.9
Significant items	2	11.9	(41.1)	–	–
Net cash flows from/(used in) operating activities	7c)	**523.9**	468.4	**(125.3)**	258.9
Cash flows from investing activities					
Proceeds from disposal of –					
surplus South Korean properties		**23.8**	26.3	–	–
land in Eastern Creek, Australia		–	49.2	–	–
other property, plant and equipment		**5.0**	8.7	–	–
investments in securities		–	0.7	–	–
right to Maxxium incentive payments		**18.8**	–	–	–
Return of share capital from subsidiaries		–	–	–	1.2
Payments for –					
additions of property, plant and equipment		**(291.8)**	(275.2)	–	(0.4)
additions of software development assets		**(8.5)**	(5.8)	–	–
acquisitions of entities and operations (net) –					
current period acquisitions	32b)	**(14.9)**	(15.5)	–	–
prior period acquisitions – deferred amounts		**(0.6)**	(9.5)	–	–
investment in joint venture entity		**(12.8)**	(1.5)	**(12.8)**	(1.5)
additions of other non-current assets		**(0.2)**	(0.7)	–	–
loan made during the period		–	(2.9)	–	(1.5)
Net cash flows used in investing activities before significant item		(281.2)	(226.2)	(12.8)	(2.2)
Significant item	6e)	351.8	–	–	–
Net cash flows from/(used in) investing activities		**70.6**	(226.2)	**(12.8)**	(2.2)
Cash flows from financing activities					
Proceeds from issue of shares		**12.4**	4.6	**12.4**	4.6
Proceeds from borrowings		**245.5**	884.8	–	552.7
Borrowings repaid		**(666.8)**	(782.4)	**(259.7)**	(97.1)
Net decrease/(increase) in intragroup loans		–	–	**635.5**	(313.9)
Dividends paid	26a)	**(237.8)**	(225.2)	**(237.8)**	(225.2)
Net cash flows (used in)/from financing activities		**(646.7)**	(118.2)	**150.4**	(78.9)
Net (decrease)/increase in cash and cash equivalents		**(52.2)**	124.0	**12.3**	177.8
Cash and cash equivalents held at the beginning of the financial year		**436.1**	313.8	**307.5**	129.7
Exchange rate adjustments to cash and cash equivalents held at the beginning of the financial year		**(4.6)**	(1.7)	–	–
Cash and cash equivalents held at the end of the financial year	7a)	**379.3**	436.1	**319.8**	307.5

Notes appearing on pages 70 to 142 to be read as part of the financial statements.

Statements of Changes in Equity

CCA Group		Equity attributable to members of Coca-Cola Amatil Limited				
	Refer Note	Share capital $M	Shares held by equity compensation plans $M	Reserves[1] $M	Accumulated losses $M	Total equity $M
At 1 January 2007		**2,001.1**	**(15.2)**	**139.2**	**(654.4)**	**1,470.7**
Transactions recognised directly in equity –						
Foreign exchange differences –						
on translation of foreign operations		–	–	**(89.5)**	–	**(89.5)**
transfer to income statements on disposal of operation	6e)	–	–	**(46.7)**	–	**(46.7)**
Movement in –						
unvested shares held by equity compensation plans		–	**(1.1)**	**(2.4)**	–	**(3.5)**
share based remuneration plans		–	–	**10.2**	–	**10.2**
share based payment		–	–	**(3.3)**	–	**(3.3)**
fair value of cash flow hedges		–	–	**17.5**	–	**17.5**
Total of transactions recognised directly in equity		–	**(1.1)**	**(114.2)**	–	**(115.3)**
Profit		–	–	–	**310.7**	**310.7**
Total changes in equity other than those arising from transactions with equity holders		–	**(1.1)**	**(114.2)**	**310.7**	**195.4**
Transactions with equity holders –						
Movement in ordinary shares	22	**26.7**	–	–	–	**26.7**
Dividends appropriated	26	–	–	–	**(252.1)**	**(252.1)**
Total of transactions with equity holders		**26.7**	–	–	**(252.1)**	**(225.4)**
At 31 December 2007		**2,027.8**	**(16.3)**	**25.0**	**(595.8)**	**1,440.7**
At 1 January 2006		1,982.1	(11.9)	151.8	(697.2)	1,424.8
Transactions recognised directly in equity –						
Foreign exchange differences on translation of foreign operations		–	–	(6.5)	–	(6.5)
Movement in –						
unvested shares held by equity compensation plans		–	(3.3)	2.5	–	(0.8)
share based remuneration plans		–	–	4.7	–	4.7
share based payment		–	–	(0.4)	–	(0.4)
fair value of cash flow hedges		–	–	(12.9)	–	(12.9)
Total of transactions recognised directly in equity		–	(3.3)	(12.6)	–	(15.9)
Profit		–	–	–	282.4	282.4
Total changes in equity other than those arising from transactions with equity holders		–	(3.3)	(12.6)	282.4	266.5
Transactions with equity holders –						
Movement in ordinary shares	22	19.0	–	–	–	19.0
Dividends appropriated	26	–	–	–	(239.6)	(239.6)
Total of transactions with equity holders		19.0	–	–	(239.6)	(220.6)
At 31 December 2006		2,001.1	(15.2)	139.2	(654.4)	1,470.7

1 Refer to Note 24.

Notes appearing on pages 70 to 142 to be read as part of the financial statements.

CCA Entity — **Equity attributable to members of Coca-Cola Amatil Limited**

	Refer Note	Share capital $M	Reserves[1] $M	Retained earnings $M	Total equity $M
At 1 January 2007		**2,001.1**	**34.1**	**327.7**	**2,362.9**
Transactions recognised directly in equity –					
Movement in –					
share based remuneration plans		–	8.7	–	8.7
share based payment		–	(3.3)	–	(3.3)
fair value of cash flow hedges		–	25.3	–	25.3
Total of transactions recognised directly in equity		–	30.7	–	30.7
Profit		–	–	259.3	259.3
Total changes in equity other than those arising from transactions with equity holders		–	30.7	259.3	290.0
Transactions with equity holders –					
Movement in ordinary shares	22	26.7	–	–	26.7
Dividends appropriated	26	–	–	(252.1)	(252.1)
Total of transactions with equity holders		26.7	–	(252.1)	(225.4)
At 31 December 2007		**2,027.8**	**64.8**	**334.9**	**2,427.5**
At 1 January 2006		1,982.1	12.1	347.8	2,342.0
Transactions recognised directly in equity –					
Movement in –					
share based remuneration plans		–	4.4	–	4.4
share based payment		–	(0.4)	–	(0.4)
fair value of cash flow hedges		–	18.0	–	18.0
Total of transactions recognised directly in equity		–	22.0	–	22.0
Profit		–	–	219.5	219.5
Total changes in equity other than those arising from transactions with equity holders		–	22.0	219.5	241.5
Transactions with equity holders –					
Movement in ordinary shares	22	19.0	–	–	19.0
Dividends appropriated	26	–	–	(239.6)	(239.6)
Total of transactions with equity holders		19.0	–	(239.6)	(220.6)
At 31 December 2006		2,001.1	34.1	327.7	2,362.9

1 Refer to Note 24.

Notes appearing on pages 70 to 142 to be read as part of the financial statements.

1. Summary of Significant Accounting Policies

Basis of financial report preparation

This general purpose financial report has been prepared in accordance with Australian Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001.

The financial report has been prepared on the basis of historical cost, except for derivative financial instruments which have been measured at fair value. The carrying values of recognised assets and liabilities that are hedged with fair value hedges are adjusted to record changes in the fair values attributable to the risks that are being hedged.

The financial report is presented in Australian Dollars and all values are rounded to the nearest tenth of a million dollars, unless otherwise stated under the option available to the Company under ASIC Class Order No. 98/100. The Company is an entity to which the class order applies.

a) Statement of compliance

Australian Accounting Standards include Australian equivalents to International Financial Reporting Standards (AIFRS). Compliance with AIFRS ensures that the financial statements and notes thereto, comply with International Financial Reporting Standards (IFRS).

The Group has adopted AASB 7 "Financial Instruments: Disclosures" and AASB 101 "Amendments – Presentation of Financial Statements". The adoption of these standards has only affected the disclosure in the financial statements. There has been no effect on profit and loss or the financial position of the Group.

Australian Accounting Standards and Interpretations that have been issued or amended but are not yet effective have not been early adopted by the Group for the annual reporting period ended 31 December 2007. These are outlined in the table below.

Reference	Title	Summary	Application date of standard[1]	Impact on Group financial report	Application date for Group
AASB Interpretation 11	AASB 2 Group and Treasury Share Transactions	Requires arrangement whereby the rights to an entity's equity instruments to be accounted for as equity settled share based payment and provides guidance on how subsidiaries should account for such arrangements whereby the employees receive rights to equity instruments of the parent entity.	1 Mar 2007	No impact on the Group as the Group's accounting policy is to account for such arrangement as equity settled share based payment.	1 Jan 2008
AASB 2007 – 4	Amendments to Australian Accounting Standards Arising from ED 151 and Other Amendments	Removes the differences between AIFRS and IFRS, other than those dealt with in specific not-for-profit entity paragraphs and incorporates new accounting policy options which includes proportionate consolidation for jointly controlled entities and preparation of cash flow statements using the "indirect method".	1 Jul 2007	Unless the Group elects to adopt the proportionate consolidation method for joint venture entities and preparation of cash flow statements using the "indirect method", these amendments are not expected to have any impact on the Group's financial report.	1 Jan 2008
AASB Interpretation 14	AASB 119 The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction	Provides clarification on the limit of assets in employer's balance sheet in respect of defined benefit plans and how the plan's assets or liabilities may be affected in jurisdictions with minimum funding requirements.	1 Jan 2008	No material impact on the Group as the Group's defined benefit plans have immaterial pension assets and liabilities, including those in foreign operations.	1 Jan 2008

Refer to the following page for footnote details.

1. Summary of Significant Accounting Policies continued

a) Statement of compliance continued

Reference	Title	Summary	Application date of standard[1]	Impact on Group financial report	Application date for Group
AASB 8	Operating Segments	New standard replacing AASB 114 "Segment Reporting".	1 Jan 2009	AASB 8 is a disclosure standard so it will have no direct material impact on the amounts included in the Group's financial report. However, it will result in additional disclosure included in the Group's financial report.	1 Jan 2009
AASB 2007 – 3	Amendments to Australian Accounting Standards Arising from AASB 8	Amendments arise from the release in Feb 2007 of AASB 8 "Operating Segments".	1 Jan 2009	As above.	1 Jan 2009
AASB 101	Presentation of Financial Statements	Changes the references used in Australian Accounting Standards to better align with IFRS terminology.	1 Jan 2009	The amendments will have no material impact on the amounts included in the Group's financial report. It will only result in changes in the references used in the Group's financial report.	1 Jan 2009
AASB 2007 – 8	Amendments to Australian Accounting Standards arising from AASB 101	Amendments arise from the amendments to AASB 101 "Presentation of Financial Statements".	1 Jan 2009	As above.	1 Jan 2009
AASB 123	Borrowing Costs	Eliminates from AASB 123 the option of recognising borrowing costs immediately as an expense, to the extent that they are directly attributable to the acquisition, construction or production of a qualifying asset.	1 Jan 2009	No impact on the Group as the Group is currently adopting the practice of capitalising borrowing costs which are directly attributable to the acquisition, construction or production of qualifying assets.	1 Jan 2009
AASB 2007 – 6	Amendments to Australian Accounting Standards Arising from AASB 123	Amendments arise from the amendments to AASB 123 "Borrowing Costs".	1 Jan 2009	As above.	1 Jan 2009

1 Application date for the annual reporting periods beginning on or after the date shown in the above table.

b) Principles of consolidation

i) Subsidiaries

The consolidated financial statements of the Group include the parent entity, Coca-Cola Amatil Limited and its subsidiaries. Subsidiaries include entities over which the Group has the power to govern financial and operating policies.

The financial statements include the information and results of each subsidiary from the date on which the Company obtains control and until such time as the Company ceases to control the entity.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group (refer to Note 1n)).

Investments in subsidiaries are measured initially at fair value and subsequently at cost less impairment.

In preparing the consolidated financial statements, the effects of all transactions, balances and unrealised gains and losses on transactions between entities in the Group have been eliminated.

The financial statements of subsidiaries have been prepared for the same reporting period as that of the parent entity, using consistent accounting policies. Adjustments have been made to bring into line any dissimilar accounting policies that may exist across the Group.

1. Summary of Significant Accounting Policies continued

b) Principles of consolidation continued

ii) Joint venture entity
The investment in the joint venture entity is accounted for in the consolidated financial statements using the equity method and is carried at cost by the parent entity. Under the equity method, the share of the profits or losses of the joint venture entity is recognised in the income statements, and the share of movements in reserves is recognised in reserves in the balance sheet. Details relating to the joint venture entity are set out in Note 11.

Profits or losses on transactions establishing the joint venture entity and transactions with the joint venture entity are eliminated to the extent of the Group's ownership interest until such time as they are realised by the joint venture entity on consumption or sale, unless they relate to an unrealised loss that provides evidence of the impairment of an asset transferred.

c) Use of estimates

In conforming with AIFRS, the preparation of financial statements for the Group requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities in the financial statements and accompanying notes. Although these estimates are based on management's knowledge of current events and actions that may be undertaken in the future, actual results may ultimately differ from estimates.

d) Segment reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different to those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment and is subject to risks and returns that are different from those of segments operating in other economic environments.

During the period, CCA has changed the presentation and classification of financial reporting by business and geographical segments. Refer to Note 2 for details.

e) Foreign currency translations

i) Functional and presentation currency
Both the functional and presentational currency of Coca-Cola Amatil Limited and its Australian subsidiaries is Australian Dollars. Each entity in the Group determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency.

ii) Transactions and balances
Transactions in foreign currencies are initially recorded in the functional currency by applying the exchange rates ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the rate of exchange ruling at the balance sheet date. Exchange rate gains or losses are brought to account in determining the net profit or loss in the period in which they arise, as are exchange gains or losses relating to cross currency swap transactions on monetary items.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate as at the date of the initial transaction. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

On consolidation, the assets and liabilities of foreign subsidiaries are translated by applying the rate ruling at balance date and revenue and expense items are translated at the average rate calculated for the period. The exchange differences arising on the retranslation are taken directly to equity within the foreign currency translation reserve. On disposal of a foreign subsidiary, accumulated exchange differences are recognised in the income statements as a component of the gain or loss on disposal.

1. Summary of Significant Accounting Policies continued

f) Revenue

Revenue is recognised and measured at the fair value of the consideration received or receivable to the extent that it is probable that economic benefits will flow to the Group and the revenue can be reliably measured. Revenue is recognised net of discounts, allowances and applicable amounts of value added taxes such as the Australian Goods and Services Tax. The following specific recognition criteria must also be met before revenue is recognised –

i) Sale of goods and materials
Revenue is recognised when the significant risks and rewards of ownership of the goods have passed to the buyer and the amount of revenue can be measured reliably. Risks and rewards of ownership are considered passed to the buyer at the time of delivery of the goods to the customers;

ii) Rendering of services
Revenue from installation and maintenance of equipment is recognised when the services have been performed and the amount can be measured reliably;

iii) Interest income
Interest income is recognised as the interest accrues using the effective interest method;

iv) Dividends
Dividends are recognised when the right to receive the payment is established; and

v) Rental income
Rental income arising from equipment hire is accounted for on a straight line basis over the term of the rental contract.

Terms of trade in relation to credit sales are on a weighted average of 30 days from the date of invoice. The Group operates in a number of diverse markets, and accordingly the terms of trade vary by country and business.

g) Finance costs

Finance costs are recognised as expenses in the period in which they are incurred, except where they are included in the costs of qualifying assets.

h) Income tax

i) Current tax
Current tax liability or asset represents amounts payable or receivable in relation to income taxes attributable to taxable profits of the current or prior financial years, less instalments of income tax paid. The tax rates and tax laws used to compute the amount are those that are enacted or substantially enacted by the balance sheet date.

ii) Deferred tax
Deferred tax assets and liabilities are recognised for temporary differences at the tax rates expected to apply when the assets are recovered or liabilities settled, based on those tax rates which are enacted or substantially enacted for each jurisdiction.

Deferred tax assets are recognised to the extent that management considers it is probable that future taxable profit will be available against which temporary differences can be utilised.

Deferred tax liabilities are recognised for all taxable temporary differences, except where the deferred tax liability arises from the initial recognition of an asset or liability in a transaction, other than a business combination, and at the time of the transaction affects neither accounting profit nor taxable profit or loss.

Deferred tax is provided on temporary differences arising on investments in subsidiaries, except where the timing of the reversal of temporary differences can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

1. Summary of Significant Accounting Policies continued

h) Income tax continued

ii) Deferred tax continued
Deferred tax assets and liabilities are offset only when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same authority. Current tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

i) Cash and cash equivalents

Cash assets comprise cash on hand, deposits held at call with financial institutions, other short term, and highly liquid investments with maturity of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. For the purposes of the cash flow statements, cash and cash equivalents include cash on hand and in banks and investments in money market instruments, net of bank overdrafts.

j) Trade receivables

Trade receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less allowance for doubtful receivables.

Collectibility of trade receivables is reviewed on an ongoing basis. The carrying amount of the trade receivables is reduced through the use of an allowance account and the amount of the loss is recognised in the income statements. An allowance for doubtful receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. The amount of the allowance is the difference between the asset's carrying amount and the present value of estimated future cash flows. When a trade receivable is uncollectible, it is written off against the allowance account for trade receivables. Subsequent recoveries of amounts previously written off are credited against other expenses in the income statements.

k) Inventories

Inventories including raw materials, work in progress and finished goods are stated at the lower of cost (including fixed and variable factory overheads where applicable) and net realisable value. Cost is determined on the basis of first-in-first-out, average or standard, whichever is the most appropriate in each case.

Net realisable value is the estimated selling price in the ordinary course of business, less the cost of completion and selling expenses.

Costs of inventories include the transfer from equity of gains or losses on qualifying cash flow hedges relating to inventory purchases.

l) Non-current assets held for sale and discontinued operation

Non-current assets and disposal groups are classified as held for sale and stated at the lower of their carrying amount and fair value less costs to sell if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. An impairment loss is recognised for any initial or subsequent write down of the assets and disposal group to fair value less costs to sell.

Non-current assets are not depreciated or amortised while they are classified as held for sale. Interest and other expenses attributable to the liabilities of a disposal group classified as held for sale continue to be recognised.

A discontinued operation is a component of the entity that has been disposed of or is classified as held for sale and that represents a separate major line of business or geographical area of operations, is part of a single coordinated plan to dispose of such a line of business or area of operations, or is a subsidiary acquired exclusively with a view to resale. The results of the discontinued operation are presented separately on the face of the income statements.

m) Financial assets

The Group classifies its financial assets as either "fair value through the income statements" or as "loans and receivables". The classification depends on the purpose for which the financial asset was acquired.

When financial assets are recognised initially, they are measured at fair value, plus, in the case of assets not at fair value through the income statements, directly attributable transaction costs. Investments in subsidiaries, as recorded in the CCA Entity financial statements, are accounted for at cost.

Recognition and derecognition
All regular purchases and sales of financial assets are recognised on the trade date i.e. the date that the Group commits to purchase the asset. Regular purchases and sales of financial assets under contracts that require delivery of the assets within the period are established generally by regulation or convention in the market place. Financial assets are derecognised when the right to receive cash flows from the financial assets has expired or been transferred.

i) Financial assets at fair value through the income statements
Financial assets at fair value through the income statements are financial assets held for trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term. Derivatives are classified as held for trading unless they are designated as hedges. Assets in this category are classified as current assets.

ii) Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are carried at amortised cost using the effective interest rate method. They are included in current assets, except for those with maturities greater that twelve months after the balance date which are classified as non-current assets. Loans and receivables are included in trade and other receivables in the balance sheet.

The fair value of all financial assets is based on an active market price. If the market for a financial asset is not active, the Group establishes fair value by using valuation techniques. These include reference to the fair values of recent arms length transactions, involving the same instruments or other instruments that are substantially the same, discounted cash flow analyses, and option pricing models refined to reflect the specific circumstances.

n) Business combinations

The purchase method of accounting is used to account for all business combinations regardless of whether equity instruments or other assets are acquired. The cost of an acquisition is measured at fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus costs directly attributable to the acquisition. The excess of the cost of acquisition over the fair value of the net assets of the subsidiary acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the income statements.

o) Investments in bottlers' agreements

Investments in bottlers' agreements are carried at cost.

Investments in bottlers' agreements are not amortised as they are considered to have an indefinite life but are tested annually for any impairment in the carrying amount. Refer to Note 16 on details of impairment testing on investments in bottlers' agreements.

p) Property, plant and equipment

Property, plant and equipment is stated at cost less accumulated depreciation and any accumulated impairment losses. Subsequent expenditure is added to the carrying value of the asset when it is probable that future economic benefits, in excess of the original assessed standard of performance of the existing asset, will flow to the operation. All other subsequent expenditure is expensed in the period in which it is incurred.

1. Summary of Significant Accounting Policies continued

p) Property, plant and equipment continued

Property, plant and equipment, other than freehold land, is depreciated or amortised on a straight line basis at various rates dependent upon the estimated average useful life for that asset to the Group. The estimated useful lives of each class of asset are as follows –

Freehold and leasehold buildings	20 to 50 years
Plant and equipment	3 to 15 years

The estimation of the useful lives has been based on historical experience as well as manufacturers' warranties (for plant and equipment), lease terms (for leased equipment) and turnover policies (for motor vehicles). In addition, the condition of the assets is assessed every year and considered against the remaining useful life. Depreciation charges are noted in Note 14.

An item of property, plant and equipment is derecognised upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the item) is included in the income statements in the financial year the item is derecognised.

q) Leased assets

Leases are classified at their inception as either finance or operating leases based on the economic substance of the arrangement so as to reflect the risks and benefits incidental to ownership.

Finance leases are those which effectively transfer from the lessor to the lessee substantially all the risks and benefits incidental to ownership of the leased property. There are no material finance leases within the Group.

Operating leases are those where the lessor effectively retains substantially all the risks and benefits incidental to ownership of the leased property. Operating lease payments are charged to the income statements on a straight line basis over the lease term. Refer to Note 4 for details. Lease income from operating leases is recognised in income on a straight line basis over the lease term. Refer to Note 3 for details.

r) Intangible assets

i) Identifiable intangible assets

Intangible assets acquired separately are capitalised at cost and from a business combination are capitalised at fair value as at the date of acquisition. Following initial recognition, the cost model is applied to each class of intangible asset The useful lives of these intangible assets are assessed to be either finite or indefinite. Where amortisation is charged on assets with finite lives, this expense is taken to the income statements and charged on a straight line basis.

Intangible assets, excluding software development assets, created within the business are not capitalised and costs are taken to the income statements when incurred.

Intangible assets with indefinite lives are tested for impairment at least annually at the cash generating unit level. Useful lives are also examined on an annual basis and adjustments, where applicable, are made on a prospective basis.

Software development costs incurred on an individual project are carried forward when future recoverability can reasonably be assured. Following the initial recognition of software development assets, the cost model is applied requiring the asset to be carried at cost less any accumulated amortisation and accumulated impairment losses. Any costs carried forward are amortised over the assets' useful economic lives.

The carrying value of software development assets is reviewed for impairment annually when an asset is not in use or more frequently when an indicator of impairment arises during a reporting period indicating that the carrying value may not be recoverable.

Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognised in the income statements when the asset is derecognised.

1. Summary of Significant Accounting Policies continued

r) Intangible assets continued

i) Identifiable intangible assets continued
The estimated useful lives of existing finite intangible assets are as follows –

Customer lists	5 to 10 years
Brand names	40 years
Intellectual property	5 years
Software development assets	1 to 7 years

ii) Goodwill
Goodwill is the excess of the cost of an acquisition over the fair value of the net assets acquired. Goodwill is not amortised but will be tested annually or more frequently if required, for any impairment in the carrying amount. Impairment is determined by assessing the recoverable amount of the cash generating unit to which the goodwill relates.

Goodwill arising on the acquisition of subsidiaries is treated as an asset of the subsidiary. These balances are denominated in the currency of the subsidiary and are translated to Australian Dollars on a consistent basis with the other assets and liabilities held by the subsidiary.

s) Impairment of assets

At each reporting date, the Group assesses whether there is an indication that an asset may be impaired. Where an indicator of impairment exists or where annual impairment testing for an asset is required, the Group makes a formal estimate of the recoverable amount. An impairment loss is recognised for the amount by which the carrying amount of an asset exceeds recoverable amount, which is defined as the higher of an asset's fair value less costs to sell, or value in use. For the purpose of assessing impairment, assets are grouped at the level for which there are separately identifiable cash flows.

An impairment loss is recognised in the income statements. Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at each reporting date.

t) Trade and other payables

Trade and other payables are carried at amortised cost. Liabilities are brought to account for amounts payable in relation to goods received and services rendered, whether or not billed to the Group at reporting date. The Group operates in a number of diverse markets, and accordingly the terms of trade vary by country and business.

u) Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the Group expects a provision to be reimbursed, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain. Provisions are measured at the present value of management's best estimate of the expenditure required to settle the present obligation at the balance sheet date. Where material, the effect of the time value of money is taken into account in measuring provisions by discounting the expected future cash flows at a rate which reflects both the risks specific to the liability, and current market assessments of the time value of money. Where discounting is applied, increases in the balance of provisions attributable to the passage of time are recognised as an interest cost.

v) Employee benefits

i) Wages and salaries, annual leave, sick leave and other benefits
Provision is made for employee benefits accumulated as a result of employees rendering services up to balance date including related on-costs. The benefits include wages and salaries, annual leave, sick leave, incentives, compensated absences and other benefits, which are charged against profits in their respective expense categories when services are provided or benefits vest with the employee. The provision for employee benefits is measured at the remuneration rates expected to be paid when the liability is settled.

1. Summary of Significant Accounting Policies continued

v) Employee benefits continued

ii) Long service leave
The liability for long service leave is recognised in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the reporting date on national government bonds with terms to maturity and currency that match, as closely as possible, the estimated future cash outflows.

iii) Pensions and post retirement benefits
The Group operates a number of defined benefit and defined contribution superannuation plans. The defined benefit plans are made up of both funded and unfunded plans. The assets of funded schemes are held in separate trustee-administered funds and are financed by payments from employees and/or the relevant Group companies, after taking into account the recommendations of independent qualified actuaries.

For defined benefit plans, pension costs are assessed using the projected unit credit method. Under the "corridor" approach, actuarial gains and losses are recognised as income or expense, when the cumulative unrecognised actuarial gains or losses for each individual plan exceed 10% of the defined benefit obligation or the fair value of plan assets, in accordance with the valuations made by qualified actuaries. The defined benefit obligations are measured at the present value of the estimated future cash flows using interest rates on government bonds, which have terms to maturity approximating the terms of the related liability. Actuarial gains and losses arising from experience adjustments or changes in assumptions are recognised over the average remaining service lives of employees. Past service cost is recognised immediately to the extent that the benefits are already vested and otherwise amortised over the average remaining service lives of the employees. Refer to Note 21 for further details on the Group's defined benefit plans.

The Group's contributions made to defined contribution superannuation plans are recognised as an expense when they are due.

iv) Equity compensation plans
No expense is recognised in respect of share options granted before 7 November 2002 and/or vested before 1 January 2005. The shares are recognised when the options are exercised and the proceeds received are allocated to share capital.

Employer contributions to the Employees Share Plan are charged as an employee benefits expense over the vesting period. Any amounts of unvested shares held by the trust are controlled by the Group until they vest and are recorded at cost in the balance sheets within equity as shares held by equity compensation plans until they vest. The amounts relating to the unvested obligation are recorded at balance date within equity as an adjustment to the equity compensation reserve until they vest. No gain or loss is recognised in the income statements on the purchase, sale, issue or cancellation of CCA's own equity instruments.

Shares granted under the Long Term Incentive Share Plan are measured by reference to the fair value of the shares at the date at which they are granted. The fair value is determined by an external valuer using the Monte Carlo simulation methodology. The cost of shares is charged as an employee benefits expense over the vesting period together with a corresponding increase in the equity compensation reserve, ending on the date on which the relevant employees become entitled to the award. Refer to Note 25 for further details on Long Term Incentive Share Plan.

The cumulative expense recognised for equity settled transactions at each reporting date until vesting date reflects the extent to which the vesting period has expired and CCA's best estimate of the number of equity instruments that will ultimately vest. No adjustment is made for the likelihood of market performance conditions being met as the effect of these conditions is included in the determination of fair value at grant date. The income statements charge or credit for a period represents the movement in cumulative expense recognised as at the beginning and end of that period.

No expense is recognised for awards that do not ultimately vest, except for awards where vesting is only conditional upon a market condition.

w) Share capital

Issued and paid up capital is recognised at the fair value of the consideration received by the Company, less transaction costs, net of tax.

1. Summary of Significant Accounting Policies continued

x) Derivative financial instruments

The Group holds a number of different financial instruments to hedge risks relating to underlying transactions. The Group's major exposure to interest rate risk and foreign currency risk arises from the Group's long term borrowings and commodity exposures in foreign currency. The Group is also exposed to commodity price volatility in certain raw materials used in the business. Details of the Group's hedging activities are provided below.

The Group designates certain derivatives as either –

- hedges of the fair value of recognised liabilities (fair value hedges); or
- hedges of foreign currency risk associated with recognised liabilities or highly probable forecast transactions (cash flow hedges).

Derivatives are initially recognised at fair value on the date derivative contracts are entered into and are subsequently remeasured at fair value.

The terms and conditions in relation the Group's derivative instruments are similar to the terms and conditions of the underlying hedged items. As at 31 December 2007, the Group's hedge relationships were effective.

Hedge accounting
The Group designates certain derivative transactions as either fair value hedges or cash flow hedges. Hedges of foreign exchange rate risk on firm commitments are accounted for as cash flow hedges.

The Group documents at inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The process includes linking all derivative financial instruments designated to specific firm commitments or forecast transactions. The Group also documents its assessment both at the hedge inception and on an ongoing basis, of whether the derivative financial instruments that are used in hedge accounting are highly effective in offsetting changes in fair value or cash flows of hedged items.

Changes in the fair values of derivative financial instruments not qualifying for hedge accounting, and for discontinued hedges are reported in the income statements.

Fair value hedges
During the accounting period, the Group held cross currency and interest rate swaps to mitigate exposures to changes in the fair value of foreign currency denominated debt from fluctuations in foreign currency and interest rates. The hedged items designated were a portion of the Group's foreign currency denominated borrowings. The changes in fair values of the hedged items resulting from movements in exchange rates and interest rates are offset against the changes in the value of the cross currency and interest rate swaps. The objective of this hedging is to convert foreign currency borrowing to floating Australian Dollars borrowings. Accordingly, at inception, no significant portion of the change in fair value of the cross currency interest rate swap is expected to be ineffective.

Gains or losses from remeasuring the fair value of the hedge instruments are recognised within "net finance costs" in the income statements, together with gains and losses in relation to the hedged item where those gains or losses relate to the hedged risks. The hedge relationship is expected to be highly effective because the notional amount of the cross currency interest rate swap coincides with that of the underlying debt, and all cash flow and reset dates coincide between the borrowing and the swaps.

The effectiveness of the hedging relationship is tested prospectively and retrospectively by means of cumulative dollar offset effectiveness calculations. The primary objective is to determine if changes to the hedged item and the derivative are highly correlated and, thus supportive of the assertion that there will be a high degree of offset in fair values achieved by the hedge.

Cash flow hedges
Cash flow hedges are used to hedge exposures relating to the Group's borrowings and ongoing business activities, where the Group has highly probable purchase or settlement commitments in foreign currencies.

During the year, the Group entered into forward foreign currency contracts and bought currency options contracts as cash flow hedges to hedge forecast commodity transactions and capital expenditure requirements denominated in foreign currency which hedge foreign currency risk arising from spot rate changes. The hedged items comprised highly probable forecast foreign currency commodity related payments for the Group's operations and capital items.

1. Summary of Significant Accounting Policies continued

x) Derivative financial instruments continued

Cash flow hedges continued
The Group also entered into interest rate swap contracts and bought interest rate options contracts as cash flow hedges of future payments denominated in local currency resulting from the Group's long term overseas borrowings denominated in local currency. The hedged items designated were a portion of the outflows associated with these overseas borrowings denominated in local currency.

The Group enters into futures, swaps and option contracts as cash flow hedges to hedge forecast commodity exposures. The hedged items designated are certain raw materials used to produce finished product. The commodity hedges which are designated and documented in a hedge relationship are brought to account in the income statements over the lives of the hedge transaction depending on hedge effectiveness testing outcomes and when the underlying exposure impacts earnings. Any cost or benefit resulting from the hedge forms parts of the carrying value of inventories.

y) Interest bearing liabilities and other borrowings

All loans and borrowings are initially recognised at fair value of the consideration received net of transaction costs associated with the borrowing.

After initial recognition, interest bearing loans and borrowings are subsequently measured at amortised cost using the effective interest method. Amortised cost is calculated by taking into account any issue costs, and any discount or premium on settlement.

Fair value hedging is applied to certain interest bearing liabilities and other borrowings (refer to Note 1x)). In such instances, the resulting fair value adjustments mean that the carrying value differs from amortised cost.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least twelve months after the balance sheet date.

z) Dividends

Dividends are recognised when an obligation to pay a dividend arises, following declaration of dividends by the Company's Board of Directors.

aa) Earnings per share (EPS)

Basic EPS is calculated as profit attributable to members of the Company divided by the weighted average number of ordinary shares, adjusted for any bonus element.

Diluted EPS is calculated as profit attributable to members of the Company divided by the weighted average number of ordinary shares and dilutive potential ordinary shares, adjusted for any bonus element.

2. Financial Reporting by Business and Geographic Segments

The Group operates in two business segments, being the Beverage business and Food & Services business. The Beverage business is further divided into non-alcoholic and alcoholic business. Within the non-alcoholic beverage business, the Group manufactures, distributes and markets carbonated soft drinks. CCA's alcoholic business distributes premium beer brands for Pacific Beverages Pty Ltd, the joint venture entity CCA formed with SABMiller plc in August 2006. From April 2007, Pacific Beverages Pty Ltd began selling and distributing the premium spirit portfolio of global distributor Maxxium.

The Food & Services segment comprises the SPC Ardmona (SPCA), Neverfail, Quirks and Grinders businesses. Within the Food & Services segment, the Group processes and markets fruit and other food products, provides cold drink equipment to the Australian Beverage business and third party customers and distributes bulk water and coffee products. The Food & Services segment was established following the outcome of the strategic review announced in April 2007. This arrangement is intended to provide management with a greater focus on managing CCA's lower volume and non-trade operations while maintaining the integration benefits made post acquisition.

The Neverfail, Quirks and Grinders businesses were previously included as part of the Australian Beverage segment. The Food & Services segment is now reported as a new segment replacing the previous SPCA segment.

Accordingly, 2006 comparative segment information has been restated in accordance with the amended reporting basis for the new segments as outlined above. The restatement has resulted in no adjustment to CCA Group totals for the information reported in this note.

	2007 $M	2006 $M	2007 $M	2006 $M	2007 $M	2006 $M
	Trading revenue		Other revenue		Total revenues before finance income	
Beverage business						
Australia	**2,399.5**	2,198.9	**52.2**	40.0	**2,451.7**	2,238.9
New Zealand & Fiji	**454.3**	416.3	**2.6**	0.6	**456.9**	416.9
Indonesia & PNG	**491.8**	470.8	**7.4**	4.1	**499.2**	474.9
Total Beverage	**3,345.6**	3,086.0	**62.2**	44.7	**3,407.8**	3,130.7
Food & Services business						
Australia	**586.2**	555.6	**23.2**	18.3	**609.4**	573.9
Total Food & Services	**586.2**	555.6	**23.2**	18.3	**609.4**	573.9
Total continuing operations	**3,931.8**	3,641.6	**85.4**	63.0	**4,017.2**	3,704.6
Discontinued operation[1]	**461.4**	711.5	**20.6**	4.5	**482.0**	716.0
Total CCA Group	**4,393.2**	4,353.1	**106.0**	67.5	**4,499.2**	4,420.6

	2007 $M	2006 $M	2007 $M	2006 $M	2007 $M	2006 $M
	Earnings before interest, tax and significant items		Significant items[2]		Segment result – earnings before interest and tax	
Beverage business						
Australia	**446.0**	397.3	**-**	-	**446.0**	397.3
New Zealand & Fiji	**77.8**	65.1	**-**	-	**77.8**	65.1
Indonesia & PNG	**36.8**	17.6	**-**	-	**36.8**	17.6
	560.6	480.0	**-**	-	**560.6**	480.0
Share of net profit/(loss) of joint venture entity	**0.8**	(0.3)	**-**	-	**0.8**	(0.3)
Total Beverage	**561.4**	479.7	**-**	-	**561.4**	479.7
Food & Services business						
Australia	**87.0**	82.8	**-**	-	**87.0**	82.8
Total Food & Services	**87.0**	82.8	**-**	-	**87.0**	82.8
Total continuing operations	**648.4**	562.5	**-**	-	**648.4**	562.5
Discontinued operation[1]	**4.7**	18.0	**(59.4)**	(41.1)	**(54.7)**	(23.1)
Total CCA Group	**653.1**	580.5	**(59.4)**	(41.1)	**593.7**	539.4

Refer to the following page for footnote details.

2. Financial Reporting by Business and Geographic Segments continued

	2007 $M	2006 $M	2007 $M	2006 $M	2007 $M	2006 $M
	Assets		**Liabilities**		**Net assets**	
Beverage business						
Australia	**1,765.3**	1,571.4	**666.9**	605.8	**1,098.4**	965.6
New Zealand & Fiji	**532.1**	478.4	**93.0**	79.8	**439.1**	398.6
Indonesia & PNG	**355.7**	391.7	**114.7**	113.9	**241.0**	277.8
	2,653.1	2,441.5	**874.6**	799.5	**1,778.5**	1,642.0
Investment in joint venture entity	**16.4**	1.2	**–**	–	**16.4**	1.2
	2,669.5	2,442.7	**874.6**	799.5	**1,794.9**	1,643.2
Food & Services business						
Australia	**1,580.0**	1,518.0	**112.3**	108.8	**1,467.7**	1,409.2
Total Food & Services	**1,580.0**	1,518.0	**112.3**	108.8	**1,467.7**	1,409.2
Total continuing operations	**4,249.5**	3,960.7	**986.9**	908.3	**3,262.6**	3,052.4
Discontinued operation[1]	**–**	987.7	**–**	131.7	**–**	856.0
Assets and liabilities excluded from above[3]	**388.6**	448.6	**2,210.5**	2,886.3	**(1,821.9)**	(2,437.7)
Total CCA Group	**4,638.1**	5,397.0	**3,197.4**	3,926.3	**1,440.7**	1,470.7

	Depreciation and amortisation expenses		**Other non-cash expenses**		**Additions and acquisitions of non-current assets**[5]	
Beverage business						
Australia	**39.6**	51.4	**53.5**	70.2[4]	**133.3**	72.8
New Zealand & Fiji	**16.7**	17.4	**10.4**	6.8	**69.7**	58.5
Indonesia & PNG	**32.6**	38.5	**14.4**	10.5	**34.8**	38.9
Total Beverage	**88.9**	107.3	**78.3**	87.5	**237.8**	170.2
Food & Services business						
Australia	**60.9**	55.0	**23.2**	13.1	**74.9**	124.7
Total Food & Services	**60.9**	55.0	**23.2**	13.1	**74.9**	124.7
Total continuing operations	**149.8**	162.3	**101.5**	100.6	**312.7**	294.9
Discontinued operation[1]	**27.0**	38.9	**11.7**	21.7	**15.4**	19.8
Total CCA Group	**176.8**	201.2	**113.2**	122.3	**328.1**	314.7

1 Discontinued operation refers to the South Korean business which was discontinued on 24 October 2007. This business was previously part of the Beverage segment within CCA Group. Refer to Note 6 for further details.

2 Significant items include the following –

	2007 $M	*2006 $M*
Product rehabilitation costs relating to the 2006 extortion threat in South Korea	*5.7*	*14.9*
Insurance claim proceeds relating to the 2006 extortion threat in South Korea	*(17.6)*	*(1.0)*
	(11.9)	*13.9*
Impairment of the investment in bottlers' agreement in South Korea	*25.0*	*–*
Loss recognised on disposal of the South Korean business	*46.3*	*–*
Early retirement plan expenses in South Korea	*–*	*27.2*
	59.4	*41.1*

3 Assets and liabilities shown against each segment exclude current and deferred tax balances and assets and liabilities which relate to the Group's financing activity.

4 This amount has been restated (increased) by $7.6 million as certain labour related expenses were reclassified into employee benefits expenses. This amount is now stated on a consistent basis with the 2007 amount.

5 Non-current assets comprise investment in joint venture entity, investments in bottlers' agreements, property, plant and equipment and intangible assets for this disclosure.

	Refer Note	CCA Group 2007 $M	CCA Group 2006 $M	CCA Entity 2007 $M	CCA Entity 2006 $M

3. Revenues

	Refer Note	CCA Group 2007 $M	CCA Group 2006 $M	CCA Entity 2007 $M	CCA Entity 2006 $M
Trading revenue from continuing operations					
Sales of –					
beverage products		3,431.1	3,161.3	–	–
food products		446.2	429.4	–	–
equipment		21.5	20.1	–	–
Total sales		3,898.8	3,610.8	–	–
Rental of equipment		33.0	30.8	–	–
Total trading revenue		3,931.8	3,641.6	–	–
Other revenue from continuing operations					
Sales of materials and consumables		1.0	33.1	–	–
Rendering of services		53.8	6.4	–	–
Miscellaneous rental and sundry income		29.5	22.1	–	–
Management and guarantee fees from subsidiaries	36	–	–	108.4	438.3
Dividend income from –					
subsidiaries	36	–	–	671.3	20.5
other corporations		1.1	1.4	–	–
Total other revenue		85.4	63.0	779.7	458.8
Total revenues, excluding finance income		4,017.2	3,704.6	779.7	458.8
Interest income from –					
subsidiaries	36	–	–	124.5	91.5
non-related parties		24.6	17.8	23.2	15.5
Total finance income		24.6	17.8	147.7	107.0
Total revenues		4,041.8	3,722.4	927.4	565.8

4. Expenses

Profit from continuing operations before income tax includes the following specific expenses –

	Refer Note	CCA Group 2007 $M	CCA Group 2006 $M	CCA Entity 2007 $M	CCA Entity 2006 $M
Cost of goods sold for –					
beverages products		1,790.7[1]	1,650.8[1]	–	–
food products		342.9[1]	314.0[1]	–	–
equipment		16.5	15.7	–	–
rental of equipment – directly attributable expenses		7.1	5.8	–	–
materials and consumables		–	28.2	–	–
Total cost of goods sold		2,157.2	2,014.5	–	–
Interest costs from –					
subsidiaries	36	–	–	29.3	31.4
non-related parties		162.9[2]	158.8[2]	150.6[3]	130.4[3]
Other finance costs/(gains)		0.7	(4.1)	–	–
Total finance costs		163.6	154.7	179.9	161.8
Amounts capitalised		(6.6)	(2.4)	–	–
Total finance costs expensed		157.0	152.3	179.9	161.8

1 Includes hedging gains of $1.9 million (2006: $31.0 million) transferred from the cash flow hedging reserve.

2 Includes hedging losses of $1.0 million (2006: gains of $1.9 million) on interest rate and cross currency swaps transferred from the cash flow hedging reserve.

3 Includes hedging losses of $1.1 million (2006: $0.5 million) on interest rate and cross currency swaps transferred from the cash flow hedging reserve.

	Refer Note	CCA Group 2007 $M	CCA Group 2006 $M	CCA Entity 2007 $M	CCA Entity 2006 $M

4. Expenses continued

Profit from continuing operations before income tax includes the following specific expenses –

	Refer Note	CCA Group 2007 $M	CCA Group 2006 $M	CCA Entity 2007 $M	CCA Entity 2006 $M
Depreciation expense		**143.2**	157.4	**–**	2.5
Amortisation expense		**6.6**	4.9	**–**	–
Bad and doubtful debts expense – trade receivables		**3.1**	8.7	**–**	–
Rentals – operating leases		**77.3**	63.9	**1.6**	1.7
Defined benefit superannuation plan expenses	21f)	**11.4**	15.1	**6.6**	2.6
Defined contribution superannuation plan expenses		**39.0**	34.3	**9.1**	6.9
Employees Share Plan expenses		**4.8**	5.2	**1.2**	1.1
Equity compensation plan expenses	24b)	**9.6**	4.9	**8.1**	4.6
Employee benefits expense		**72.3**	61.6	**21.2**	15.0
Net foreign exchange gains		**(4.1)[4]**	(12.3)[4]	**(4.4)[5]**	(13.1)[5]
Write down of inventories to net realisable value		**6.3**	1.1	**–**	–
(Profit)/loss from disposal of –					
land in Eastern Creek, Australia		**–**	(13.4)	**–**	–
other property, plant and equipment		**13.8**	2.1	**–**	–
software development assets		**0.6**	–	**–**	–
investments in securities		**–**	(0.7)	**–**	–
right to Maxxium incentive payments		**(18.8)**	–	**(18.8)**	–
Impairment of intangible assets	15	**12.8**	5.9	**–**	–
Impairment of property, plant and equipment	14	**7.5**	23.9	**–**	–
Impairment of investment in subsidiary[6]		**–**	–	**371.4**	–

4 Includes hedging losses of $0.3 million (2006: gains of $0.1 million) transferred from the cash flow hedging reserve, and gains on derivatives not qualifying as hedges of $5.2 million (2006: $14.3 million).

5 Includes gains on derivatives not qualifying as hedges of $5.8 million (2006: $13.1 million).

6 Relates to impairment on CCKBC Holdings Ltd. Refer to Note 31 for details on investments in subsidiaries.

	Refer Note	CCA Group 2007 $M	CCA Group 2006 $M	CCA Entity 2007 $M	CCA Entity 2006 $M

5. Income Tax Expense

	Refer Note	CCA Group 2007 $M	CCA Group 2006 $M	CCA Entity 2007 $M	CCA Entity 2006 $M
a) Income tax expense/(benefit)					
Current tax expense/(benefit)		**173.7**	114.2	**(10.9)**	84.6
Deferred tax (benefit)/expense	20b)	**(29.3)**	6.9	**(0.6)**	(5.2)
Adjustments for current tax of prior periods		**0.2**	(7.5)	**3.7**	(4.0)
		144.6	113.6	**(7.8)**	75.4
Income tax expense/(benefit) is attributable to –					
Continuing operations		**148.4**	114.4	**(7.8)**	75.4
Discontinued operation	6b)	**(3.8)**	(0.8)	**–**	–
		144.6	113.6	**(7.8)**	75.4
b) Reconciliation of income tax expense/(benefit) to prima facie tax payable					
Profit from continuing operations before income tax		**516.0**	428.0	**251.5**	294.9
Loss from discontinued operation before income tax	6b)	**(60.7)**	(32.0)	**–**	–
		455.3	396.0	**251.5**	294.9
Prima facie income tax expense on profit at the Australian rate of 30%		**136.6**	118.8	**75.5**	88.5
Tax effect of permanent differences –					
Non-allowable expenses		**3.5**	2.8	**0.2**	–
Non-assessable dividends		**–**	–	**(201.4)**	(6.1)
Tax offset for franked dividends		**(0.3)**	(0.4)	**–**	–
Other items		**2.0**	0.8	**1.4**	(0.1)
Impairments of –					
investment in subsidiary		**–**	–	**111.4**	–
goodwill		**1.9**	–	**–**	–
Loss on disposal of the South Korean business		**17.0**	–	**–**	–
Overseas tax rates differential		**2.3**	1.8	**–**	–
Overseas withholding tax		**(16.8)**	(9.1)	**–**	–
Share of net (profit)/loss of joint venture entity		**(0.3)**	0.1	**–**	–
Deductible temporary differences from –					
movement in derecognised amounts		**(4.7)**	8.3	**–**	–
utilisation of previously unrecognised tax losses		**–**	(2.0)	**–**	(2.9)
derecognition of deferred tax assets		**3.0**	–	**1.4**	–
Adjustments for current tax of prior periods		**0.2**	(7.5)	**3.7**	(4.0)
Change in overseas tax rate		**0.2**	–	**–**	–
Income tax expense/(benefit)		**144.6**	113.6	**(7.8)**	75.4

c) Australian tax consolidation

CCA has formed a consolidated group for income tax purposes, effective on and from 1 January 2003, with each of its wholly owned Australian subsidiaries.

CCA, as the head entity, and the subsidiaries in the tax consolidated group continue to account for their own current and deferred tax amounts. The amounts are measured as if each entity in the tax consolidated group continues to be a stand alone taxpayer in its own right. The current tax balances are then transferred to CCA (being the head entity) via intercompany balances.

The method used to measure current and deferred tax amounts is summarised in Note 1h).

The entities within the Group have entered a tax funding arrangement whereby each subsidiary will compensate CCA for the amount of tax payable that would be calculated as if the subsidiary was a tax paying entity.

5. Income Tax Expense continued

c) Australian tax consolidation continued

In preparing the financial statements for CCA, the following amounts have been recognised as tax consolidation compensation adjustments –

	CCA Entity	
	2007 $M	2006 $M
Total increase/(decrease) in amounts receivable from subsidiaries	**107.2**	(41.6)
Total (decrease)/increase in amounts payable to subsidiaries	**(2.3)**	16.7

6. Discontinued Operation

a) Details of the disposed business

On 20 August 2007, CCA announced that it had signed a formal sale and purchase agreement with LG Household & Health Care Ltd (LGH&H) for the sale of CCA's South Korean business. The disposal of the South Korean business was completed on 24 October 2007, on which date control of the business passed to LGH&H.

The following subsidiaries were disposed of and are therefore included as part of the discontinued operation as reported in this financial report –

CCKBC (Netherlands) Holding I BV;
CCKBC (Netherlands) Holding II BV; and
Coca-Cola Korea Bottling Company, Ltd.

Refer to Note 31 for further details.

b) Financial performance of the disposed business

The results of the discontinued operation for the year until disposal (and full year comparatives) are presented as follows –

	Refer Note	2007 $M	2006 $M
Revenue, excluding finance income		**482.0**	716.0
Expense, excluding finance costs		**(536.7)**	(739.1)
Earnings before interest and tax			
Before significant items		4.7	18.0
Significant items[1]		(59.4)	(41.1)
	2	**(54.7)**	(23.1)
Net finance costs			
Finance cost		**(6.5)**	(11.5)
Finance income		**0.5**	2.6
		(6.0)	(8.9)
Loss from discontinued operation before income tax	5b)	**(60.7)**	(32.0)
Income tax benefit			
Before significant items		–	0.8
Significant items[1]		3.8	–
	5a)	**3.8**	0.8
(Loss)/profit from discontinued operation after income tax			
Before significant items		(1.3)	9.9
Significant items[1]		(55.6)	(41.1)
		(56.9)	(31.2)

Refer to the following page for footnote details.

6. Discontinued Operation continued

b) Financial performance of the disposed business continued

1 2007 significant items include the following –

	Pre tax $M	Income tax (benefit)/expense $M	Net of tax $M
Product rehabilitation costs relating to the 2006 extortion threat in South Korea	5.7	–	5.7
Insurance claim proceeds relating to the 2006 extortion threat in South Korea	(17.6)	–	(17.6)
	(11.9)	–	(11.9)
Impairment of the investment in bottlers' agreement in South Korea	25.0	(6.9)	18.1
Loss recognised on disposal of the South Korean business	46.3	3.1	49.4
	59.4	(3.8)	55.6

2006 significant items include the following –

	Pre tax $M	Income tax (benefit)/expense $M	Net of tax $M
Product rehabilitation costs relating to the 2006 extortion threat in South Korea	14.9	–	14.9
Insurance claim proceeds relating to the 2006 extortion threat in South Korea	(1.0)	–	(1.0)
	13.9	–	13.9
Early retirement plan expenses in South Korea	27.2	–	27.2
	41.1	–	41.1

	Refer Note	2007 $M	2006 $M
c) Cash flow information of the disposed business			
Net cash flows from operating activities before significant items		28.8	12.3
Significant items	6b)	11.9	(41.1)
Net cash flows from/(used in) operating activities		**40.7**	(28.8)
Net cash flows from investing activities before significant item		6.8	9.2
Significant item	6e)	351.8	–
Net cash flows from investing activities		**358.6**	9.2
Net cash flows (used in)/from financing activities		**(56.3)**	11.2
Net increase/(decrease) in cash and cash equivalents		**343.0**	(8.4)
Cash and cash equivalents held at the beginning of the financial year		**25.5**	33.6
Exchange rate adjustments to cash and cash equivalents held at the beginning of the financial year		**(2.7)**	0.3
Total cash and cash equivalents attributable to the discontinued operation		**365.8**	25.5

6. Discontinued Operation continued

	Refer Note	2007 $M
d) Assets and liabilities of the disposed business		
The carrying amounts of assets and liabilities disposed as at 24 October 2007 are –		
Assets		
Cash assets		**14.0**
Trade and other receivables		**67.6**
Inventories		**31.8**
Prepayments		**5.9**
Non-current assets held for sale	10	**21.9**
Investments in bottlers' agreements	13	**482.8**
Property, plant and equipment	14	**212.3**
Intangible assets	15	**0.4**
Total assets		**836.7**
Liabilities		
Trade and other payables		**49.1**
Interest bearing liabilities		**104.0**
Provisions		**44.1**
Accrued charges		**17.2**
Deferred tax liabilities	20	**132.8**
Total liabilities		**347.2**
Net assets	6e)	**489.5**
e) Details of the sale of the disposed business		
Consideration received or receivable		
Cash		**375.6**
Deferred sales proceeds[2]	8	**38.6**
Total disposal consideration		**414.2**
Carrying amount of net assets sold	6d)	**(489.5)**
Direct costs relating to the disposal		**(17.7)**
Foreign currency translation reserve	24b)	**46.7**
Loss on disposal before income tax		**(46.3)**
Income tax expense		**(3.1)**
Loss on disposal after income tax		**(49.4)**

2 Relates to the escrow amount over which LGH&H has until 24 October 2008 the right to claim and receive payment on resolved claim issues. On 24 October 2008, the remaining escrow amount, less any amounts attributable to unresolved claims, is to be received by CCA. By 24 April 2009, CCA will receive any remaining escrow amount. The escrow amount is recorded as a "current receivable" in the balance sheet as at 31 December 2007. In accordance with the sale and purchase agreement, any claims made by LGH&H are not limited to the balance of the escrow amount.

	Refer Note	2007 $M
Net cash inflow on disposal		
Cash consideration		**375.6**
Cash assets disposed of	6d)	**(14.0)**
Direct costs relating to the disposal paid		**(9.8)**
Reflected in the cash flow statement		**351.8**

	2007 ¢	2006 ¢
f) Contribution to earnings per share (EPS) by the discontinued operation		
Basic EPS	**(7.5)**	(4.2)
Diluted EPS	**(7.5)**	(4.2)

	Refer Note	CCA Group 2007 $M	CCA Group 2006 $M	CCA Entity 2007 $M	CCA Entity 2006 $M

7. Cash and Cash Equivalents

	Refer Note	CCA Group 2007 $M	CCA Group 2006 $M	CCA Entity 2007 $M	CCA Entity 2006 $M
Cash on hand and in banks		**353.2**	219.1	**296.8**	120.5
Short term deposits		**26.5**	217.0	**23.0**	187.0
Total cash assets		**379.7**	436.1	**319.8**	307.5

Cash on hand and in banks earns interest at floating rates based on daily bank deposit rates. The carrying amounts of cash and cash equivalents represents fair value.

Short term deposits are made for varying periods of between one day and three months, depending on the immediate cash requirements of the Group, and earn interest at the respective short term deposit rates.

a) Reconciliation to cash at the end of the financial year
The above figures are reconciled to cash at the end of the financial year as shown on cash flow statements as follows –

	Refer Note	CCA Group 2007 $M	CCA Group 2006 $M	CCA Entity 2007 $M	CCA Entity 2006 $M
Cash assets		**379.7**	436.1	**319.8**	307.5
Bank overdrafts	18	**(0.4)**	–	–	–
Cash and cash equivalents held at the end of the financial year		**379.3**	436.1	**319.8**	307.5

b) Non-cash investing and financing activities

	Refer Note	CCA Group 2007 $M	CCA Group 2006 $M	CCA Entity 2007 $M	CCA Entity 2006 $M
Dividends satisfied by the issue of shares under the Dividend Reinvestment Plan	26a)	**14.3**	14.4	**14.3**	14.4
Other payables in relation to acquisitions (amounts to be paid post balance date)		–	0.1	–	–

c) Reconciliation of profit after tax to net cash flows from operating activities

	Refer Note	CCA Group 2007 $M	CCA Group 2006 $M	CCA Entity 2007 $M	CCA Entity 2006 $M
Profit after tax		**310.7**	282.4	**259.3**	219.5
Significant items		**67.5**	–	–	–
Depreciation, amortisation, impairment and amounts set aside to allowance and provisions		**301.3**	315.9	**374.9**	17.5
Share of net (profit)/loss of joint venture entity		**(0.8)**	0.3	–	–
(Profit)/loss from disposal of –					
surplus South Korean properties		**(4.8)**	(9.9)	–	–
land in Eastern Creek, Australia		–	(13.4)	–	–
other property, plant and equipment		**14.3**	2.0	–	–
software development assets		**0.6**	–	–	–
right to Maxxium incentive payments		**(18.8)**	–	–	–
investments in securities		–	(0.7)	–	–
(Increase)/decrease in –					
interest receivable		**(0.5)**	(0.9)	**(0.6)**	(1.2)
other receivables		**(54.0)**	(38.2)	**3.4**	(2.4)
inventories		**(86.8)**	(21.9)	–	–
prepayments		**1.5**	15.2	**(1.6)**	(1.9)
amounts due from subsidiaries		–	–	**(669.4)**	(1.7)
(Decrease)/increase –					
interest payable		**(5.4)**	(6.6)	**(4.6)**	(5.3)
tax payable		**6.9**	(15.8)	**(89.0)**	46.6
other payables		**(2.3)**	(13.4)	**7.5**	0.3
employee benefits provisions		**(69.7)**	(73.3)	**(15.7)**	(10.5)
accrued charges		**68.5**	35.2	**7.8**	(2.6)
defined benefit superannuation plan liabilities		**(3.6)**	11.4	**4.8**	0.6
derivatives		**(0.7)**	0.1	**(2.1)**	–
Net cash flows from/(used in)operating activities		**523.9**	468.4	**(125.3)**	258.9

	Refer Note	CCA Group 2007 $M	CCA Group 2006 $M	CCA Entity 2007 $M	CCA Entity 2006 $M
8. Trade and Other Receivables					
Current					
Trade receivables		555.0	599.7	-	-
Allowance for doubtful receivables	8a)	(6.8)	(9.1)	-	-
		548.2	590.6	-	-
Amount due from subsidiaries	36	-	-	86.9	4.4
Amount due from related entities (trade)	36	11.6	1.0	-	-
Amount due from related entities (non-trade)	36	8.6	20.1	0.1	0.3
Other receivables		79.0	66.0	3.4	6.0
Other receivables (escrow amount)	6e)	38.6	-	-	-
		137.8	87.1	90.4	10.7
Total trade and other receivables (current)		686.0	677.7	90.4	10.7
Non-current					
Amount due from subsidiaries	36	-	-	2,098.2	2,025.1
Amount due from related entities (non-trade)	36	2.1	1.5	-	1.5
Other receivables		1.4	16.4	-	-
Total trade and other receivables (non-current)		3.5	17.9	2,098.2	2,026.6

Trade receivables are non-interest bearing. Terms of trade in relation to credit sales are on a weighted average of 30 days from the date of invoice. The Group operates in a number of diverse markets, and accordingly the terms of trade vary by country and business.

a) Impaired trade receivables

As at 31 December 2007, trade receivables with a nominal value of $6.8 million (2006: $9.1 million) were impaired and fully provided for. Movements in the allowance for trade receivable are as follows –

	CCA Group 2007 $M	CCA Group 2006 $M	CCA Entity 2007 $M	CCA Entity 2006 $M
At 1 January	(9.1)	(3.4)	-	-
Acquisition of entities and operations	-	(1.2)	-	-
Disposal of operation	0.6	-	-	-
Charge for the year	(3.2)	(9.2)	-	-
Written off	4.7	4.6	-	-
Net foreign currency movements	0.2	0.1	-	-
	(6.8)	(9.1)	-	-

As at 31 December, the analysis of trade receivables for CCA Group that were past due but not impaired is as follows –

	Neither past due nor impaired	Past due but not impaired: Less than 30 days overdue	Past due but not impaired: More than 30 but less than 90 days overdue	Past due but not impaired: More than 90 days overdue	Total $M
2007	440.4	74.0	28.3	5.5	548.2
2006	465.8	97.7	25.4	1.7	590.6

All other receivables (including amount due from subsidiaries for CCA Entity) do not contain impaired assets and are not past due. Based on the credit history of these other receivables, it is expected that these amounts will be received when due.

b) Related party receivables

For terms and conditions relating to related party receivables, refer to Note 36.

8. Trade and Other Receivables continued

c) Fair value

Details regarding the fair value of trade and other receivables are disclosed in Note 35.

d) Credit risk

For trade and other receivables (current), the maximum exposure to credit risk is the fair value of the receivables. Collateral is not held as security.

For trade and other receivables (non-current), the maximum exposure to credit risk is the higher of the carrying value and fair value of each class of receivables. Collateral is not held as security.

e) Foreign exchange and interest rate risk

Details regarding the foreign exchange and interest rate risk exposure are disclosed in Note 35.

	Refer Note	CCA Group 2007 $M	CCA Group 2006 $M	CCA Entity 2007 $M	CCA Entity 2006 $M
9. Inventories					
Raw materials at cost		**248.3**	255.8	**-**	-
Raw materials at net realisable value		**12.0**	-	**-**	-
		260.3	255.8	**-**	-
Finished goods at cost		**329.1**	291.4	**-**	-
Finished goods at net realisable value		**5.7**	10.7	**-**	-
		334.8	302.1	**-**	-
Other inventories at cost[1]		**35.7**	53.7	**-**	-
Other inventories at net realisable value[1]		**15.2**	-	**-**	-
		50.9	53.7	**-**	-
Total inventories		**646.0**	611.6	**-**	-

1 Other inventories includes work in progress, spare parts (manufacturing and cold drink equipment).

	Refer Note	CCA Group 2007 $M	CCA Group 2006 $M	CCA Entity 2007 $M	CCA Entity 2006 $M
10. Non-current Assets Held for Sale					
Land					
Balance at the beginning of the financial year		**17.9**	7.9	**-**	-
Net transfer from property, plant and equipment	14	**8.9**	16.2	**-**	-
Disposals		**(9.2)**	(6.4)	**-**	-
Disposal of operation	6d)	**(15.9)**	-	**-**	-
Net foreign currency movements		**(1.7)**	0.2	**-**	-
Total land held for sale		**-**	17.9	**-**	-
Buildings					
Balance at the beginning of the financial year		**4.9**	1.9	**-**	-
Net transfer from property, plant and equipment	14	**1.7**	3.8	**-**	-
Disposals		**-**	(0.9)	**-**	-
Disposal of operation	6d)	**(6.0)**	-	**-**	-
Net foreign currency movements		**(0.6)**	0.1	**-**	-
Total buildings held for sale		**-**	4.9	**-**	-
Total non-current assets held for sale		**-**	22.8	**-**	-

	CCA Group		CCA Entity	
	2007 $M	2006 $M	2007 $M	2006 $M

11. Investment in Joint Venture Entity

	2007 $M	2006 $M	2007 $M	2006 $M
Investment in joint venture entity	**16.4**	1.2	**15.8**	1.5

The Company has a 50% interest in Pacific Beverages Pty Ltd and its subsidiaries (Pacific Beverages). The principal activity is the importation and distribution of alcoholic beverages.

During the year, Pacific Beverages acquired Bluetongue Brewery Pty Ltd, which brews and distributes Australian premium beers.

The interest in Pacific Beverages is accounted for in the consolidated financial statements using the equity method of accounting and is carried at cost by the parent entity. Information relating to the joint venture entity is set out below.

	2007 $M	2006 $M	2007 $M	2006 $M
Carrying amount of investment in Pacific Beverages Pty Ltd	**16.4**	1.2	**15.8**	1.5
Share of Pacific Beverages Pty Ltd's assets and liabilities				
Current assets	**18.4**	4.2	–	–
Non-current assets	**11.8**	–	–	–
Total assets	**30.2**	4.2	–	–
Current liabilities	**12.9**	3.0	–	–
Non-current liabilities	**0.9**	–	–	–
Total liabilities	**13.8**	3.0	–	–
Net assets	**16.4**	1.2	–	–
Share of Pacific Beverages Pty Ltd's revenue, expenses and results				
Revenues	**19.7**	1.0	–	–
Expenses	**(18.5)**	(1.4)	–	–
Profit/(loss) before income tax	**1.2**	(0.4)	–	–
Income tax (expense)/benefit	**(0.4)**	0.1	–	–
Profit/(loss) after income tax	**0.8**	(0.3)	–	–

12. Investments in Securities

	2007 $M	2006 $M	2007 $M	2006 $M
Shares in subsidiaries at cost[1]	–	–	**2,848.0**	2,824.6
Impairment	–	–	**(433.6)**	(79.9)
Total investments in securities	–	–	**2,414.4**	2,744.7

1 Refer to Note 31 for details of subsidiaries.

	Refer Note	CCA Group $M	CCA Entity $M

13. Investments in Bottlers' Agreements

	Refer Note	CCA Group $M	CCA Entity $M
Year ended 31 December 2007			
At 1 January 2007		1,505.6	–
Impairment charge		(25.0)	–
Disposal of operation	6d)	(482.8)	–
Net foreign currency movements		(69.0)	–
At 31 December 2007		928.8	–
Year ended 31 December 2006			
At 1 January 2006		1,506.4	–
Acquisitions of entities and operations		3.2	–
Net foreign currency movements		(4.0)	–
At 31 December 2006		1,505.6	–
At 31 December 2006			
Cost (gross carrying amount)		1,757.3	–
Prior impairment brought forward		(251.7)	–
Net carrying amount		1,505.6	–

The bottlers' agreements reflect a long and ongoing relationship between the Group and The Coca-Cola Company (TCCC). At 31 December 2007, there were five agreements throughout the Group at varying stages of their, mainly, ten year terms. These agreements are all on substantially the same terms and conditions, with performance obligations as to production, distribution and marketing and include provisions for renewal. All of the Group's present bottlers' agreements, the first of which was issued in 1939, that have expired have been renewed at expiry of their legal terms. No consideration is payable upon renewal.

In assessing the useful life of bottlers' agreements, due consideration is given to the Group's history of dealing with TCCC, established international practice of that company, TCCC's equity in the Group, the participation of nominees of TCCC on the Company's Board of Directors and the ongoing strength of TCCC brands. In light of these considerations, no factor can be identified that would result in the agreements not being renewed at the end of their legal terms, and accordingly bottlers' agreements have been assessed as having an indefinite useful life.

Bottlers' agreements acquired from a business combination are capitalised at fair value as at the date of acquisition. Following initial recognition, the cost less impairment model is utilised for measurement.

Immediately before the classification of the South Korean business as a discontinued operation in 2007, the recoverable amount was estimated for the business. An impairment loss of $25.0 million was recognised in the income statements in the line item discontinued operation. No major review of business assumptions was carried out for the South Korean business. Senior management undertook a review of its value in use and determined that an impairment of $25.0 million was required. The brought forward impairment charge for 31 December 2006 of $251.7 million relates to the South Korean business.

The South Korean business was discontinued on 24 October 2007. Refer to Note 6 for further details.

All the other bottlers' agreements were tested for impairment and no other impairment loss was expensed for the financial year (except for the $25.0 million impairment loss against the South Korean business described above). A description of management's approach to ensuring each investment in bottlers' agreement is recognised at its recoverable amount is disclosed in Note 16.

14. Property, Plant and Equipment

	Refer Note	Freehold and leasehold land $M	Freehold and leasehold buildings[1] $M	Plant and equipment $M	Buildings, plant and equipment under construction $M	Total property, plant and equipment $M
CCA Group						
At 1 January 2007						
Cost (gross carrying amount)		255.4	244.5	2,312.6	120.9	2,933.4
Accumulated depreciation and impairment		-	(27.8)	(1,405.7)	-	(1,433.5)
Net carrying amount		255.4	216.7	906.9	120.9	1,499.9
Year ended 31 December 2007						
At 1 January 2007, net of accumulated depreciation and impairment		255.4	216.7	906.9	120.9	1,499.9
Additions		1.6	10.7	62.2	216.1	290.6
Disposals		-	(0.9)	(18.0)	-	(18.9)
Acquisitions of entities and operations	32a)	-	-	1.8	-	1.8
Disposal of operation	6d)	(63.0)	(50.4)	(98.0)	(0.9)	(212.3)
Depreciation expense		-	(9.9)	(160.1)	-	(170.0)
Impairment charges[2]	4	-	-	(7.5)	-	(7.5)
Net foreign currency movements		(12.1)	(9.6)	(29.5)	(0.9)	(52.1)
Transfers out of buildings, plant and equipment under construction		-	24.1	126.2	(150.3)	-
Net transfers to non-current assets held for sale	10	(8.9)	(1.7)	-	-	(10.6)
Transfer to software development assets	15	-	-	-	(17.1)	(17.1)
Transfer from/(to) other non-current assets		0.1	(0.3)	(0.5)	(0.5)	(1.2)
At 31 December 2007, net of accumulated depreciation and impairment		173.1	178.7	783.5	167.3	1,302.6
At 31 December 2007						
Cost (gross carrying amount)		173.1	208.6	1,914.6	167.3	2,463.6
Accumulated depreciation and impairment		-	(29.9)	(1,131.1)	-	(1,161.0)
Net carrying amount		173.1	178.7	783.5	167.3	1,302.6
CCA Entity						
At 31 December 2007						
Cost (gross carrying amount)		-	-	5.5	-	-
Accumulated depreciation		-	-	(5.5)	-	-
Net carrying amount		-	-	-	-	-

1 Freehold and leasehold buildings include improvements made to buildings.

2 Impairment of plant and equipment mainly relates to cold drink equipment. Through management's ongoing assessment of the recoverable amount of cold drink equipment, the above impairment charges have been identified.

	Refer Note	Freehold and leasehold land $M	Freehold and leasehold buildings[1] $M	Plant and equipment $M	Buildings, plant and equipment under construction $M	Total property, plant and equipment $M

14. Property, Plant and Equipment continued

	Refer Note	Freehold and leasehold land $M	Freehold and leasehold buildings[1] $M	Plant and equipment $M	Buildings, plant and equipment under construction $M	Total property, plant and equipment $M
CCA Group						
At 1 January 2006						
Cost (gross carrying amount)		279.3	226.2	2,211.3	134.0	2,850.8
Accumulated depreciation and impairment		–	(18.1)	(1,320.2)	–	(1,338.3)
Net carrying amount		279.3	208.1	891.1	134.0	1,512.5
Year ended 31 December 2006						
At 1 January 2006, net of accumulated depreciation and impairment		279.3	208.1	891.1	134.0	1,512.5
Additions		5.8	2.2	71.7	210.5	290.2
Disposals		(55.7)	(0.3)	(9.8)	–	(65.8)
Acquisitions of entities and operations		2.4	–	2.3	–	4.7
Depreciation expense		–	(10.2)	(185.5)	–	(195.7)
Impairment charges[2]	4	–	–	(23.9)	–	(23.9)
Net foreign currency movements		1.0	1.1	(0.9)	(0.6)	0.6
Transfers out of buildings, plant and equipment under construction		38.5	20.2	164.3	(223.0)	–
Net transfers to non-current assets held for sale	10	(16.2)	(3.8)	–	–	(20.0)
Transfers from/(to) other non-current assets		0.3	(0.6)	(2.4)	–	(2.7)
At 31 December 2006, net of accumulated depreciation and impairment		255.4	216.7	906.9	120.9	1,499.9
At 31 December 2006						
Cost (gross carrying amount)		255.4	244.5	2,312.6	120.9	2,933.4
Accumulated depreciation and impairment		–	(27.8)	(1,405.7)	–	(1,433.5)
Net carrying amount		255.4	216.7	906.9	120.9	1,499.9
CCA Entity						
At 1 January 2006						
Cost (gross carrying amount)		–	–	3.7	1.4	5.1
Accumulated depreciation		–	–	(3.0)	–	(3.0)
Net carrying amount		–	–	0.7	1.4	2.1
Year ended 31 December 2006						
At 1 January 2006, net of accumulated depreciation		–	–	0.7	1.4	2.1
Additions		–	–	–	0.4	0.4
Depreciation expense		–	–	(2.5)	–	(2.5)
Transfers out of buildings, plant and equipment under construction		–	–	1.8	(1.8)	–
At 31 December 2006, net of accumulated depreciation		–	–	–	–	–
At 31 December 2006						
Cost (gross carrying amount)		–	–	5.5	–	5.5
Accumulated depreciation		–	–	(5.5)	–	(5.5)
Net carrying amount		–	–	–	–	–

1 Freehold and leasehold buildings include improvements made to buildings.

2 Impairment of plant and equipment mainly relates to cold drink equipment. Through management's ongoing assessment of the recoverable amount of cold drink equipment, the above impairment charges have been identified.

15. Intangible Assets

	Refer Note	Customer lists[1&2] $M	Brand names[1] $M	Intellectual property[1&2] $M	Software development assets $M	Goodwill[1] $M	Total intangible assets $M
CCA Group							
At 1 January 2007							
Cost (gross carrying amount)		7.6	111.0	2.4	38.9	377.0	536.9
Accumulated amortisation and impairment		(0.9)	(6.7)	(1.2)	(29.9)	(2.5)	(41.2)
Net carrying amount		6.7	104.3	1.2	9.0	374.5	495.7
Year ended 31 December 2007							
At 1 January 2007, net of accumulated amortisation and impairment		6.7	104.3	1.2	9.0	374.5	495.7
Additions		–	–	0.2	8.5	–	8.7
Disposals		–	–	–	(0.6)	–	(0.6)
Acquisitions of entities and operations	32a)	0.9	–	–	–	11.7	12.6
Disposal of operation	6d)	–	–	–	(0.4)	–	(0.4)
Transfer from property, plant and equipment	14	–	–	–	17.1	–	17.1
Amortisation expense		(1.4)	(0.2)	(0.5)	(4.7)	–	(6.8)
Impairment charges	4	(1.1)	–	(0.9)	(4.3)	(6.5)	(12.8)
Net foreign currency movements		–	–	–	–	(3.0)	(3.0)
Other		–	–	–	2.3	–	2.3
At 31 December 2007, net of accumulated amortisation and impairment		5.1	104.1	–	26.9	376.7	512.8
At 31 December 2007							
Cost (gross carrying amount)		8.5	111.0	2.5	44.5	385.8	552.3
Accumulated amortisation and impairment		(3.4)	(6.9)	(2.5)	(17.6)	(9.1)	(39.5)
Net carrying amount		5.1	104.1	–	26.9	376.7	512.8
At 1 January 2006							
Cost (gross carrying amount)		2.7	111.2	2.2	34.4	372.6	523.1
Accumulated amortisation and impairment		(0.1)	(6.9)	(0.8)	(20.4)	(2.1)	(30.3)
Net carrying amount		2.6	104.3	1.4	14.0	370.5	492.8
Year ended 31 December 2006							
At 1 January 2006, net of accumulated amortisation and impairment		2.6	104.3	1.4	14.0	370.5	492.8
Additions		0.1	–	0.2	5.8	0.6	6.7
Acquisitions of entities and operations		4.9	–	–	–	3.7	8.6
Amortisation expense		(0.5)	(0.2)	(0.4)	(4.4)	–	(5.5)
Impairment charges	4	–	–	–	(5.4)	(0.5)	(5.9)
Net foreign currency movements		(0.4)	0.2	–	(1.0)	0.2	(1.0)
At 31 December 2006, net of accumulated amortisation and impairment		6.7	104.3	1.2	9.0	374.5	495.7
At 31 December 2006							
Cost (gross carrying amount)		7.6	111.0	2.4	38.9	377.0	536.9
Accumulated amortisation and impairment		(0.9)	(6.7)	(1.2)	(29.9)	(2.5)	(41.2)
Net carrying amount		6.7	104.3	1.2	9.0	374.5	495.7

1 Purchased as part of a business combination.

2 Asset purchase.

15. Intangible Assets continued

The useful life of customer lists is finite and amortisation is on a straight line basis over five to ten years.

In assessing the useful life of SPCA brand names, due consideration is given to the existing longevity of SPCA brands, the indefinite life cycle of the industry in which SPCA operates and the expected usage of the brand names in the future. In light of these considerations, no factor could be identified that would result in the brand names having a finite useful life and accordingly SPCA brand names have been assessed as having an indefinite useful life.

Other brand names have been assessed as having finite useful lives and are amortised on a straight line basis over ten years.

Intellectual property has a finite useful life and amortisation is on a straight line basis over five years.

Software development assets represent internally generated intangible assets with finite useful lives and are amortised on a straight line basis from one to seven years depending on the specific intangible asset.

All intangible assets with finite useful lives were assessed for impairment and all intangible assets with indefinite useful lives were tested for impairment at 31 December 2007. Refer to Note 16 for further details on impairment testing of intangible assets with indefinite lives.

16. Impairment Testing of Intangible Assets with Indefinite Lives

Intangible assets deemed to have indefinite lives are allocated to the Group's cash generating units (CGUs).

A business CGU-level summary of the intangible assets deemed to have indefinite lives is presented below –

	CCA Group			
	Investments in bottlers' agreements $M	Brand names $M	Goodwill $M	Total intangible assets with indefinite lives $M
Year ended 31 December 2007				
Beverage business	**928.8**	**-**	**36.2**	**965.0**
Food & Services business	**-**	**98.3**	**340.5**	**438.8**
Total	**928.8**	**98.3**	**376.7**	**1,403.8**
Year ended 31 December 2006				
Beverage business[1]	1,505.6	-	27.7	1,533.3
Food & Services business[1]	-	98.3	346.8	445.1
Total	1,505.6	98.3	374.5	1,978.4

1 2006 comparative information has been restated in accordance with the amended segment reporting in 2007. Refer to Note 2 for further details.

16. Impairment Testing of Intangible Assets with Indefinite Lives continued

a) Impairment tests for investments in bottlers' agreements and goodwill

Impairment testing is carried out by CCA by determining an asset's recoverable amount as compared to its carrying amount. The recoverable amount is determined, for the continuing operations, as the maximum of fair value less cost to sell and value in use. Value in use is calculated using a discounted cash flow methodology covering a fifteen year period with an appropriate residual value at the end of that period, for each segment and country in which the Group operates. The methodology utilises cash flow forecasts that are based primarily on business plans presented to and approved by the Board.

The following describes each key assumption on which management has based its cash flow projections to undertake impairment testing of investments in bottlers' agreements and goodwill –

i) Cash flow forecasts
Cash flow forecasts are based primarily on three year business plans presented to and reviewed by the Board, extrapolated out to fifteen years using forecast growth rates;

ii) Residual value
Residual value is calculated using a perpetuity growth formula based on the forecast for year fifteen, weighted average cost of capital (after tax) and forecast growth rate;

iii) Forecast growth rates
Forecast growth rates are based on past performance and management's expectations for future performance in each segment and country; and

iv) Discount rates
Discount rates used are the weighted average cost of capital (after tax) for the Group in each country, risk adjusted where applicable.

b) Impairment tests for brand names with indefinite lives

Impairment testing is carried out by CCA by determining an asset's recoverable amount as compared to its carrying amount. The recoverable amount is determined, for the continuing operations, as the maximum of fair value less cost to sell and value in use. Value in use for brand names is calculated using a "relief from royalty" discounted cash flow methodology covering a ten year period with an appropriate residual value at the end of that period. The methodology utilises notional after tax royalty cash flows, which are based primarily on three year business plans prepared by management.

The following describes each key assumption on which management has based its cash flow projections to undertake impairment testing of brand names with indefinite lives –

i) Cash flow forecasts
Brand related cash flow forecasts are based on three year business plans prepared by management, extrapolated out to ten years using forecast growth rates;

ii) Royalty rates
Royalty rates are based on market rates for comparable brands adjusted for costs associated with maintaining the brand;

iii) Residual value
Residual value is calculated using a perpetuity growth formula based on the notional after tax royalty cash flow forecast for year ten, weighted average cost of capital (after tax) and forecast growth rate;

iv) Forecast growth rates
Forecast growth rates are based on past performance and management's expectations for future performance; and

v) Discount rates
Discount rates used are the weighted average cost of capital (after tax) for the Group in each country, risk adjusted where applicable.

	Refer Note	CCA Group 2007 $M	CCA Group 2006 $M	CCA Entity 2007 $M	CCA Entity 2006 $M

17. Trade and Other Payables

	Refer Note	CCA Group 2007 $M	CCA Group 2006 $M	CCA Entity 2007 $M	CCA Entity 2006 $M
Current					
Trade payables		**255.0**	295.3	**0.2**	0.2
Amounts due to subsidiaries	36	**–**	–	**512.1**	2.6
Amounts due to related entities (trade)	36	**152.0**	171.1	**–**	–
Other payables		**29.2**	25.1	**8.1**	0.6
Total trade and other payables (current)		**436.2**	491.5	**520.4**	3.4
Non-current					
Amounts due to subsidiaries	36	**–**	–	**–**	478.7
Other payables		**–**	2.9	**–**	–
Total trade and other payables (non-current)		**–**	2.9	**–**	478.7

Terms of trade in relation to trade payables are on a weighted average of 45 days from the date of invoice. The Group operates in a number of diverse markets, and accordingly the terms of trade vary by country and business.

a) Related party payables
For terms and conditions relating to related party payables, refer to Note 36.

b) Interest rate, foreign exchange and liquidity risk
Details regarding interest rate, foreign exchange and liquidity risk exposure are disclosed in Note 35.

18. Interest Bearing Liabilities

	Refer Note	CCA Group 2007 $M	CCA Group 2006 $M	CCA Entity 2007 $M	CCA Entity 2006 $M
Current					
Unsecured					
Bonds		**170.3**	165.7	**170.3**	165.7
Loans		**0.4**	0.4	**–**	–
Bank loans		**0.3**	112.3	**–**	–
Bank overdrafts		**0.4**	–	**–**	–
Total interest bearing liabilities (current)	18a)	**171.4**	278.4	**170.3**	165.7
Non-current					
Unsecured					
Bonds		**1,681.4**	1,887.3	**1,631.4**	1,837.3
Loans		**5.9**	6.2	**–**	–
Bank loans		**7.9**	184.0	**–**	–
Total interest bearing liabilities (non-current)	18a)	**1,695.2**	2,077.5	**1,631.4**	1,837.3

18. Interest Bearing Liabilities continued

a) Interest rate risk, foreign exchange and liquidity risk

The following table set out the significant terms of the major components of the interest bearing liabilities –

CCA Group Type of interest bearing liability/ country	2007 $M	2006 $M	Interest rate p.a. 2007 %	2006 %	Denomination	Maturity date
Current						
Bonds						
Australia – CCA Entity	**150.0**	–	**7.4**	–	Australian Dollar	Nov 08
Australia – CCA Entity	–	133.0	–	5.8	United States Dollar	Feb to Nov 07
Australia – CCA Entity	**20.3**	–	**1.2**	–	Japanese Yen	Aug 08
Australia – CCA Entity	–	32.7	–	4.7	Hong Kong Dollar	Mar 07
	170.3	165.7				
Loans						
Australia	**0.4**	0.4	**7.0**	7.0	Australian Dollar	Oct 08
Bank loans						
Indonesia	**0.3**	–	**7.5**	–	United States Dollar	Jan 08
South Korea	–	112.3	–	5.4	United States Dollar	Dec 07
	0.3	112.3				
Bank overdrafts	**0.4**	–				
Total interest bearing liabilities (current)	**171.4**	278.4				
Non-current						
Bonds						
Australia	**50.0**	50.0	**7.3**	7.3	Australian Dollar	Apr 09
Australia – CCA Entity	**336.0**	362.2	**5.2**	5.6	United States Dollar	Jun 10 to Apr 16
Australia – CCA Entity	**220.2**	244.7	**3.8**	1.1	Japanese Yen	Jun 10 to Jun 36
Australia – CCA Entity	**1,075.2**	1,230.4	**7.6**	6.8	Australian Dollar	Jul 10 to Jan 19
	1,681.4	1,887.3				
Loans						
Australia	**5.9**	6.2	**7.0**	7.0	Australian Dollar	Jun 17 to Apr 18
Bank loans						
South Korea	–	63.4	–	5.6	United States Dollar	Aug 09
New Zealand	**7.9**	120.6	**8.6**	8.0	New Zealand Dollar	Jun 10
	7.9	184.0				
Total interest bearing liabilities (non-current)	**1,695.2**	2,077.5				

18. Interest Bearing Liabilities continued

a) Interest rate risk, foreign exchange and liquidity risk continued

CCA Entity Type of interest bearing liability/ country	2007 $M	2006 $M	Interest rate p.a. 2007 %	 2006 %	Denomination	Maturity date
Current						
Bonds						
Australia – CCA Entity	**150.0**	–	**7.4**	–	Australian Dollar	Nov 08
Australia – CCA Entity	**–**	133.0	**–**	5.8	United States Dollar	Feb to Nov 07
Australia – CCA Entity	**20.3**	–	**1.2**	–	Japanese Yen	Aug 08
Australia – CCA Entity	**–**	32.7	**–**	4.7	Hong Kong Dollar	Mar 07
	170.3	165.7				
Total interest bearing liabilities (current)	**170.3**	165.7				
Non-current						
Bonds						
Australia – CCA Entity	**336.0**	362.2	**5.2**	5.6	United States Dollar	Jun 10 to Apr 16
Australia – CCA Entity	**220.2**	244.7	**3.8**	1.1	Japanese Yen	Jun 10 to Jun 36
Australia – CCA Entity	**1,075.2**	1,230.4	**7.6**	6.8	Australian Dollar	Jul 10 to Jan 19
	1,631.4	1,837.3				
Total interest bearing liabilities (non-current)	**1,631.4**	1,837.3				

Further details regarding interest rate, foreign exchange and liquidity risk are disclosed in Note 35.

b) Fair value

Details regarding the fair value of the interest bearing liabilities are disclosed in Note 35.

	CCA Group 2007 $M	 2006 $M	CCA Entity 2007 $M	 2006 $M
c) Financing facilities				
The following financing facilities are available as at balance date –				
i) Overdraft facilities				
Total arrangements	**5.0**	5.0	**5.0**	5.0
Used as at balance date	**(0.4)**	–	**–**	–
Unused as at the end of the financial year	**4.6**	5.0	**5.0**	5.0
ii) Bank loan facilities				
Total arrangements	**176.4**	428.2	**–**	–
Used as at balance date	**(8.2)**	(296.3)	**–**	–
Unused as at the end of the financial year	**168.2**	131.9	**–**	–

d) Defaults or breaches

During the current and prior years, there were no defaults or breaches on any of the borrowings.

19. Provisions

	Refer Note	CCA Group 2007 $M	CCA Group 2006 $M	CCA Entity 2007 $M	CCA Entity 2006 $M
Current					
Employee benefits		**85.9**	73.7	**29.8**	20.5
Total provisions (current)		**85.9**	73.7	**29.8**	20.5
Non-current					
Employee benefits		**12.7**	61.5	**7.0**	10.8
Total provisions (non-current)		**12.7**	61.5	**7.0**	10.8

20. Deferred Tax Assets and Liabilities

a) Deferred taxes

	Refer Note	CCA Group 2007 $M	CCA Group 2006 $M	CCA Entity 2007 $M	CCA Entity 2006 $M
Deferred tax assets		**1.8**	2.2	**4.9**	12.9
Deferred tax liabilities		**(153.3)**	(327.9)	**–**	–
Net deferred tax (liabilities)/assets		**(151.5)**	(325.7)	**4.9**	12.9

b) Movement in net deferred tax assets/(liabilities) for the financial year –

	Refer Note	CCA Group 2007 $M	CCA Group 2006 $M	CCA Entity 2007 $M	CCA Entity 2006 $M
Balance at the beginning of the financial year		**(325.7)**	(339.7)	**12.9**	18.0
Charged to the income statements as deferred tax benefit/(expense)	5a)	**29.3**	(6.9)	**0.6**	5.2
Charged to equity	24c)	**(6.9)**	2.0	**(10.2)**	(7.9)
Acquisitions of entities and operations	32a)	**(0.2)**	(1.0)	**–**	–
Disposal of operation	6d)	**132.8**	–	**–**	–
Net foreign currency movements		**20.0**	(1.3)	**–**	–
Other		**(0.8)**	21.2	**1.6**	(2.4)
Balance at the end of the financial year		**(151.5)**	(325.7)	**4.9**	12.9

c) Deferred tax assets and liabilities at the end of the financial year (prior to offsetting balances within the same tax jurisdiction) are attributable to –

	Refer Note	CCA Group 2007 $M	CCA Group 2006 $M	CCA Entity 2007 $M	CCA Entity 2006 $M
Deferred tax assets (gross)					
Trade receivables		**2.0**	2.5	**–**	–
Inventories		**5.4**	2.2	**–**	–
Property, plant and equipment		**1.9**	1.3	**1.6**	2.1
Intangibles assets		**0.9**	2.5	**–**	–
Accrued charges		**9.5**	11.0	**2.2**	2.1
Employee benefits provisions		**29.6**	25.6	**11.0**	9.4
Defined benefit superannuation plan liabilities		**11.0**	9.7	**4.5**	1.1
Income tax losses		**1.1**	0.8	**–**	–
Derivatives		**–**	0.5	**–**	–
Other		**8.9**	6.4	**3.4**	5.1
Total deferred tax assets (gross)		**70.3**	62.5	**22.7**	19.8
Deferred tax liabilities (gross)					
Inventories		**(7.2)**	(6.4)	**–**	–
Investments in bottlers' agreements		**(133.0)**	(290.9)	**–**	–
Property, plant and equipment		**(47.1))**	(50.4)	**–**	–
Retained earnings balances of overseas subsidiaries[1]		**(16.1)**	(32.9)	**–**	–
Derivatives		**(13.2)**	(6.3)	**(17.5)**	(6.8)
Other		**(5.2)**	(1.3)	**(0.3)**	(0.1)
Total deferred tax liabilities (gross)		**(221.8)**	(388.2)	**(17.8)**	(6.9)
Net deferred tax (liabilities)/assets		**(151.5)**	(325.7)	**4.9**	12.9

1 Represents all withholding taxes payable on unremitted retained earnings of overseas subsidiaries.

	CCA Group		CCA Entity	
	2007	2006	2007	2006
	$M	$M	$M	$M

20. Deferred Tax Assets and Liabilities continued

d) Movements in deferred tax assets and liabilities during the financial year, reflected in deferred tax expense/(benefit) –

	CCA Group 2007 $M	CCA Group 2006 $M	CCA Entity 2007 $M	CCA Entity 2006 $M
Deferred tax assets				
Trade receivables	0.6	(1.4)	-	-
Inventories	(3.5)	7.9	-	-
Property, plant and equipment	-	(0.4)	0.4	(0.2)
Intangibles	1.6	(1.7)	-	-
Accrued charges	(0.3)	2.0	-	1.0
Employee benefits provisions	(2.1)	(0.6)	(1.6)	(1.4)
Defined benefit superannuation plan liabilities	(2.2)	(3.5)	(1.4)	(0.2)
Income tax losses	(0.5)	22.8	-	(2.9)
Other	0.7	0.2	2.0	(1.5)
Total deferred tax assets	(5.7)	25.3	(0.6)	(5.2)
Deferred tax liabilities				
Inventories	0.9	(0.2)	-	-
Prepayments	0.2	0.2	-	-
Investments in bottlers' agreements	(6.9)	-	-	-
Property, plant and equipment	(2.9)	(8.7)	-	-
Defined benefit superannuation plan asset	-	(0.3)	-	-
Retained earnings balances of overseas subsidiaries	(16.8)	(9.2)	-	-
Derivatives	(1.7)	-	-	-
Other	3.6	(0.2)	-	-
Total deferred tax liabilities	(23.6)	(18.4)	-	-
Net deferred tax (benefit)/expense	(29.3)	6.9	(0.6)	(5.2)

e) Tax losses not brought to account, as the realisation of the benefits represented by these balances is not considered to be probable –

	CCA Group 2007 $M	CCA Group 2006 $M	CCA Entity 2007 $M	CCA Entity 2006 $M
Income tax[1]	-	172.2	-	-
Capital gains tax[2]	978.3	977.7	978.3	977.7
Total tax losses not brought to account	978.3	1,149.9	978.3	977.7
Potential tax benefit at respective tax rates	293.5	340.6	293.5	293.3

Total tax losses not brought to account, are available for carry forward into the following financial years –

	CCA Group 2007 $M	CCA Group 2006 $M	CCA Entity 2007 $M	CCA Entity 2006 $M
[1] Income tax –				
Expiry date 31 December 2008	-	5.6	-	-
Expiry date 31 December 2009	-	45.8	-	-
Expiry date 31 December 2010	-	27.2	-	-
Expiry date 31 December 2011	-	93.6	-	-
	-	172.2	-	-
[2] Capital gains tax – no expiry date	978.3	977.7	978.3	977.7

f) Other deductible temporary differences not brought to account, as the realisation of the benefits represented by these balances is not considered to be probable

	CCA Group 2007 $M	CCA Group 2006 $M	CCA Entity 2007 $M	CCA Entity 2006 $M
Other deductible temporary differences not brought to account	38.4	376.5	-	-
Potential tax benefit at respective tax rates	11.5	104.5	-	-

Other deductible temporary differences not brought to account, are available for carry forward into the following future periods as indicated by the details below –

	CCA Group 2007 $M	CCA Group 2006 $M	CCA Entity 2007 $M	CCA Entity 2006 $M
Expiry date 31 December 2016	-	154.9	-	-
No expiry date	38.4	221.6	-	-
	38.4	376.5	-	-

21. Defined Benefit Superannuation Plan Liabilities

The Group sponsors a number of superannuation plans which provide benefits for employees or their dependants on retirement, resignation or death. The plans provide, in the majority of cases, benefits in the form of lump sum payments.

Contributions to the Plans are based on a percentage of employees' salaries and wages.

The major plans in Australia are the CCA Group Superannuation Plan (CCAGSP) and the CCA Superannuation Plan (CCASP). The CCA Beverages Superannuation Plan (CCABSP) was transferred to the CCA Superannuation Plan (CCASP) within AMP SignatureSuper Master Trust on 1 February 2007. These Plans also have defined contribution components to them. The major plan in Indonesia is the CCBI Superannuation Plan (CCBISP). The following sets out details in respect of the defined benefit superannuation plans only.

a) Accounting policies

The Group has adopted the "corridor" approach to the recognition of actuarial gains and losses. The amount of actuarial gains and losses recognised as income or expense in a particular year equals the excess of the unrecognised gain/loss at the start of the year over the greater of 10% of the value of assets and the value of the defined benefit obligation at the start of the year, divided by the expected average remaining working life of the membership.

b) Plan information

Australia

The Company sponsors the CCAGSP and the CCASP. Prior to the transfer of CCABSP to CCASP on 1 February 2007, the Company sponsored the CCAGSP and Coca-Cola Amatil (Aust) Pty Ltd sponsored the CCASP. These Plans are both defined benefit plans, which consist of a defined contribution section of membership as well as a defined benefit section. The CCAGSP also pays pensions to a number of pensioners.

Indonesia

PT Coca-Cola Bottling Indonesia sponsors the CCBISP, which includes a funded accumulation benefit scheme in addition to the defined benefit element, based upon government regulations.

c) Reconciliation of the present value of the defined benefit obligations

	CCAGSP		CCASP		CCBISP[1]	
	2007 $M	2006 $M	2007 $M	2006 $M	2007 $M	2006 $M
Present value of defined benefit obligations at the beginning of the financial year	**33.1**	34.4	**70.1**	72.3	**24.8**	23.1
Current service cost	**2.9**	3.0	**7.4**	8.6	**2.1**	2.3
Interest cost	**1.6**	1.6	**3.5**	3.1	**2.5**	2.9
Actuarial gains	**(3.1)**	(2.2)	**(8.4)**	(7.7)	**-**	(0.1)
Benefits paid	**(4.6)**	(3.7)	**(10.6)**	(6.2)	**(1.9)**	(0.8)
Curtailments and settlements		-	**-**	-	**-**	-
Net foreign currency movements	**-**	-	**-**	-	**(3.8)**	(2.6)
Present value of defined benefit obligations at the end of the financial year	**29.9**	33.1	**62.0**	70.1	**23.7**	24.8

d) Reconciliation of the fair value of plan assets

	CCAGSP 2007 $M	CCAGSP 2006 $M	CCASP 2007 $M	CCASP 2006 $M	CCBISP 2007 $M	CCBISP 2006 $M
Fair value of plan assets at the beginning of the financial year	**36.5**	33.4	**85.1**	83.3	**-**	-
Expected return on plan assets	**2.0**	2.0	**5.5**	5.0	**-**	-
Actuarial (losses)/gains	**(0.9)**	2.9	**0.1**	4.3	**-**	-
Employer contributions	**-**	1.9	**1.7**	(1.3)	**-**	-
Benefits paid	**(4.6)**	(3.7)	**(10.6)**	(6.2)	**-**	-
Fair value of plan assets at the end of the financial year	**33.0**	36.5	**81.8**	85.1	**n/a**	n/a

1 The CCBISP has no plan assets. PT Coca-Cola Bottling Indonesia accrues the plan's liabilities as per the actuarial assessment applying the "corridor" approach as outlined above.

21. Defined Benefit Superannuation Plan Liabilities continued

e) Reconciliation of the assets and liabilities recognised in the balance sheets

	CCAGSP		CCASP		CCBISP		CCA Group	
	2007 $M	2006 $M	2007 $M	2006 $M	2007 $M	2006 $M	2007 $M	2006 $M
Present value of funded defined benefit obligations at the end of the financial year	**29.9**	33.1	**62.0**	70.1	**23.7**	24.8	**115.6**	128.0
Fair value of plan assets at the end of the financial year	**(33.0)**	(36.5)	**(81.8)**	(85.1)	**-**	-	**(114.8)**	(121.6)
	(3.1)	(3.4)	**(19.8)**	(15.0)	**23.7**	24.8	**0.8**	6.4
Unrecognised past service cost	**-**	-	**-**	-	**(2.6)**	(3.3)	**(2.6)**	(3.3)
Unrecognised gains	**8.7**	6.9	**29.3**	21.9	**0.4**	0.4	**38.4**	29.2
	5.6	3.5	**9.5**	6.9	**21.5**	21.9	**36.6**	32.3
These amounts are disclosed as –								
Net liability recognised in the balance sheets at the end of the financial year	**5.6**	3.5	**9.5**	6.9	**21.5**	21.9	**36.6**	32.3

f) Expense recognised in the income statements

	CCAGSP 2007	CCAGSP 2006	CCASP 2007	CCASP 2006	CCBISP 2007	CCBISP 2006	CCA Group 2007	CCA Group 2006
Current service cost	**2.9**	3.0	**7.4**	8.6	**2.1**	2.3	**12.4**	13.9
Interest cost	**1.6**	1.6	**3.5**	3.1	**2.5**	2.9	**7.6**	7.6
Expected return on plan assets	**(2.0)**	(2.0)	**(5.5)**	(5.0)	**-**	-	**(7.5)**	(7.0)
Actuarial (losses)/gains	**(0.3)**	-	**(1.0)**	(0.2)	**-**	0.1	**(1.3)**	(0.1)
Past service cost	**-**	-	**-**	-	**0.7**	0.1	**0.2**	0.7
Foreign exchange (losses)/gains	**-**	-	**-**	-	**(0.5)**	0.6	**-**	-
Expense recognised in the income statements	**2.2**	2.6	**4.4**	6.5	**4.8**	6.0	**11.4**	15.1

g) Plan assets

The percentage invested in each asset class at the balance sheet date (including pension assets) –

	CCAGSP		CCASP		CCBISP	
	2007 %	2006 %	2007 %	2006 %	2007 %	2006 %
Australian equities	**17.0**	15.0	**24.0**	23.0	**n/a**	n/a
Overseas equities	**13.0**	14.0	**26.0**	27.0	**n/a**	n/a
Fixed interest securities	**55.0**	56.0	**34.0**	34.0	**n/a**	n/a
Property	**8.0**	8.0	**11.0**	12.0	**n/a**	n/a
Other	**7.0**	7.0	**5.0**	4.0	**n/a**	n/a

h) Principal actuarial assumptions at the reporting date (p.a.)

	CCAGSP 2007	CCAGSP 2006	CCASP 2007	CCASP 2006	CCBISP 2007	CCBISP 2006
Discount rate	**6.3**	5.0	**6.3**	5.0	**10.0**	10.5
Expected return on plan assets	**6.1**[1]	6.0[2]	**6.6**	6.5	**n/a**	n/a
Future salary increases	**4.7**	4.7	**4.5**	4.5	**7.0**	8.0
Future inflation	**2.8**	2.8	**2.8**	2.8	**6.0**	7.0
Future pension increases	**2.8**	2.8	**n/a**	n/a	**-**	-

[1] *Comprising 84% active member and 16% pensioner assets.*

[2] *Comprising 80% active member and 20% pensioner assets.*

21. Defined Benefit Superannuation Plan Liabilities continued

i) Fair value of plan assets

The fair value of plan assets includes no amounts relating to –

- any of the Company's own financial instruments; and
- any property occupied by, or other assets used by, the Company.

j) Expected rate of return on plan assets

The expected return on plan assets assumption is determined by weighting the expected long term return for each asset class by the target allocation of assets to each class. The returns used for each class are net of investment tax and investment fees.

k) Historical information

	CCAGSP		CCASP		CCBISP	
	2007 $M	2006 $M	**2007 $M**	2006 $M	**2007 $M**	2006 $M
Present value of defined benefit obligations	**29.9**	33.1	**62.0**	70.1	**23.7**	24.8
Fair value of plan assets	**(33.0)**	(36.5)	**(81.8)**	(85.1)	**–**	–
(Surplus)/deficit in plan	**(3.1)**	(3.4)	**(19.8)**	(15.0)	**–**	–
Experience adjustments – plan liabilities	**(0.9)**	0.7	**(1.9)**	2.2	**–**	–
Experience adjustments – plan assets	**(0.9)**	3.0	**0.1**	4.3	**–**	–

l) Actual return on plan assets

Actual return on plan assets	**1.1**	4.8	**5.5**	9.4	**n/a**	n/a

m) Expected contributions

Expected employer contributions	**1.9**	1.6	**5.6**	6.7	**n/a**	n/a

21. Defined Benefit Superannuation Plan Liabilities continued

n) CCA Group Superannuation Plan

Surplus

The table below shows the surplus of the CCAGSP measured as the difference between the net market value of the Plan assets and accrued benefits, as determined in accordance with AAS 25 "Financial Reporting by Superannuation Plans". These figures (rather than those disclosed above) are calculated for funding purposes and are used to determine the required level of Company contributions.

The effective amounts shown are as follows –

	30 June 2006 $M
Net market value of assets	37.6
Accrued benefits	(33.7)
Surplus	3.9

Contribution recommendations

The rates below were recommended in the report of the most recent actuarial valuation of the Plan as at 30 June 2006 –

- the employer is currently contributing at the rate of 20.8% of base salary plus on-target bonus in respect of defined benefit members;
- in respect of the defined contribution members (if any), the employer is currently contributing at the contribution rates set for their category; and
- special contributions to fund augmentations in benefit payments and increased benefits resulting from category changes (if any).

Funding method

The contribution rate recommendations described above were determined using the aggregate funding method, adjusted to reflect the target coverage of vested benefits.

Under the aggregate funding method, the Company contribution rate is determined as the rate required to fund the benefits of current members over their expected membership.

This method determines the required contribution rate by equating the present value of assets plus future contributions in respect of existing members to the present value of all future benefits payable to existing members. Under this method, the contribution rate is a long term rate which is intended to be relatively stable over time.

Economic assumptions

The economic assumptions used to make the contribution recommendations at the last actuarial valuation of the Plan are as follows –

	30 June 2006 % pa
Expected return on assets backing active members	6.0
Expected return on assets backing pensioners	5.5
Salary increase rate	5.0

Nature of asset/liability

The Plan rules of the CCAGSP requires the Company to contribute to the Plan at the rate determined from time to time by the trustee of the Plan with the approval of the Plan's actuary. Any deficit that exists in the Plan is therefore addressed as part of these contributions payable in the future by the Company.

The Plan may only be terminated by the Plan trustee whereupon the Company is required to pay any arrears of contributions due up to the termination date. If the Plan is wound up, the assets are distributed by the trustee of the Plan in a prescribed manner set out in the Plan rules to members and pensioners, with any excess assets, above the level required to provide benefits reflecting accrued service, being transferred to another Company superannuation fund, subject to superannuation law.

The Company may benefit from any surplus in the Plan in the form of a contribution reduction or contribution holiday or, in certain circumstances and subject to superannuation law, through the transfer of surplus to another Company superannuation fund. The Plan rules also provide that, subject to legislation, any surplus may be paid to the Company. Any of these measures requires the agreement of the Plan trustee and the Plan's actuary.

21. Defined Benefit Superannuation Plan Liabilities continued

o) CCA Superannuation Plan

Surplus

The table below shows the surplus of the CCABSP (which transferred to the CCASP on 1 February 2007) measured as the difference between the net market value of plan assets and accrued benefits, as determined in accordance with AAS 25 "Financial Reporting by Superannuation Plans". These figures (rather than those disclosed above) are calculated for funding purposes and are used to determine the required level of Coca-Cola Amatil (Aust) Pty Ltd (CCAA) contributions.

The effective amounts shown are as follows –

	1 July 2006 $M
Net market value of assets	301.7
Accrued benefits	(281.2)
Surplus	20.5

Contribution recommendations

The rates below were recommended in the report of the most recent actuarial valuation of the Plan as at 1 July 2006 –

- the employer is currently contributing at the rate of 8.5% of wages in respect of defined benefit members;
- a further 3% of wages in respect of the non-managerial defined benefit members who do not have these award contributions paid to another superannuation plan;
- a further 4% of wages in respect of the managerial defined benefit members; and
- in respect of the defined contribution members, the employer is currently contributing at the contribution rates set for each category, together with contributions to cover administration and insurance costs borne by CCAA.

Funding method

The contribution rate recommendations described above were determined using the aggregate funding method.

Under the aggregate funding method, the company contribution rate is determined as the rate required to fund the benefits of current members over their expected membership.

This method determines the required contribution rate by equating the present value of assets plus future contributions in respect of existing members to the present value of all future benefits payable to existing members. Under this method, the contribution rate is a long term rate which is intended to be relatively stable over time.

Economic assumptions

The economic assumptions used to make the contribution recommendations at the last actuarial valuation of the plan are as follows –

	1 July 2006 % p.a.
Expected return on assets	6.5
Salary increase rate	4.5

Nature of asset/liability

The CCASP does not impose a legal liability on the Company to cover any deficit that exists in the Plan. If the Plan was wound up, there would be no legal obligation on the Company to make good any shortfall. The Plan rules states that if the Plan winds up, the assets are to be distributed in a prescribed manner set out in the Plan rules to members. Any excess assets, above the level required to provide accrued benefits, are available for transfer to the Company, another Company superannuation fund or, where applicable, to members as the trustee decides subject to superannuation law. The Company has, however, determined that a constructive obligation does exists in relation to this Plan and therefore the relevant balances of the Plan are recorded in accordance with AASB 119 "Employee Benefits", in the financial statements of the sponsor company CCAA, forming part of the CCA Group.

o) CCA Superannuation Plan continued

Nature of asset/liability continued

The Company may at any time by notice to the trustee terminate its contributions. The employer has a liability to pay the monthly contributions due prior to the effective date of the notice, but there is no requirement for an employer to pay any further contributions, irrespective of the financial condition of the Plan.

The Company may benefit from any surplus in the Plan in the form of a contribution reduction or contribution holiday or, in certain circumstances, and subject to superannuation law, through the transfer of surplus to another Company superannuation fund. The Plan rules also provide that, subject to legislation, surplus in excess of 120% of actuarial reserves may be paid to the Company. Any of these measures requires the agreement of the Plan trustee and the Plan's actuary.

	Refer Note	CCA Group and CCA Entity 2007 No.	2006 No.	2007 $M	2006 $M
22. Share Capital					
a) Issued capital					
Fully paid shares –					
Ordinary shares	22b)	**754,962,468**	750,887,525	**2,027.8**	2,001.1
Total share capital		**754,962,468**	750,887,525	**2,027.8**	2,001.1
b) Movements					
Ordinary shares					
Balance at the beginning of the financial year		**750,887,525**	747,704,699	**2,001.1**	1,982.1
Shares issued in respect of –					
Dividend Reinvestment Plan	22c)	**1,676,418**	2,217,976	**14.3**	14.4
Executive Option Plan	25	**2,398,525**	964,850	**12.4**	4.6
Total movement		**4,074,943**	3,182,826	**26.7**	19.0
Balance at the end of the financial year		**754,962,468**	750,887,525	**2,027.8**	2,001.1

Ordinary shares entitle the holder to participate in dividends and the proceeds on winding-up of the Company in proportion to the number of shares held. Every ordinary shareholder present at a meeting of the Company in person or by proxy, is entitled to one vote, and upon a poll each ordinary share is entitled to one vote.

Ordinary shares have no par value.

c) Dividend Reinvestment Plan

The Dividend Reinvestment Plan provides shareholders with the opportunity to receive fully paid ordinary shares, in lieu of cash dividends, at a discount of 3% from market price at the time of issue. Market price is the weighted average price of a specified ten day period prior to issue. Participation in the Plan is capped to 100,000 shares per shareholder.

Details of shares issued under the Plan during the financial year are as follows –

	CCA Group and CCA Entity 2007 Shares issued No.	2007 Issue price $	2007 Proceeds $M	2006 Shares issued No.	2006 Issue price $	2006 Proceeds $M
Current year interim	**735,219**	**9.01**	**6.6**	1,067,613	6.18	6.6
Prior year final	**941,199**	**8.17**	**7.7**	1,150,363	6.75	7.8
Total	**1,676,418**		**14.3**	2,217,976		14.4

22. Share Capital continued

d) Earnings per share (EPS)

Details of the Company's consolidated EPS, including details of the weighted average number of shares used to calculate EPS, can be found in Note 27.

	Refer Note	CCA Group 2007 $M	CCA Group 2006 $M	CCA Entity 2007 $M	CCA Entity 2006 $M
23. Shares Held by Equity Compensation Plans					
Balance at the beginning of the financial year		**(15.2)**	(11.9)	–	–
Movements in unvested CCA ordinary shares held by –					
Employees Share Plan	24b)	**2.4**	(1.5)	–	–
Executive Retention Share Plan		**(3.5)**	–	–	–
Executive Salary Sacrifice Share Plan		–	(0.8)	–	–
Non-executive Directors' Retirement Share Trust	24b)	–	(1.0)	–	–
Balance at the end of the financial year		**(16.3)**	(15.2)	–	–

The shares held by equity compensation plans account is used to record the balance of CCA ordinary shares which as at the end of the financial year have not vested to Group employees, and therefore are controlled by the Group. The majority of these shares are held by the Employees Share Plan, with the remainder held by the other share plans.

Refer to Note 25 for further information on CCA share plans.

	Refer Note	CCA Group 2007 $M	CCA Group 2006 $M	CCA Entity 2007 $M	CCA Entity 2006 $M

24. Reserves

a) Reserves at the end of the financial year

	Refer Note	CCA Group 2007 $M	CCA Group 2006 $M	CCA Entity 2007 $M	CCA Entity 2006 $M
Foreign currency translation reserve		**(37.0)**	99.2	**–**	–
Equity compensation reserve		**32.8**	32.5	**19.5**	18.3
Cash flow hedging reserve		**25.0**	7.5	**41.1**	15.8
General reserve		**4.2**	–	**4.2**	–
Total reserves		**25.0**	139.2	**64.8**	34.1

b) Movements

Foreign currency translation reserve

	Refer Note	CCA Group 2007 $M	CCA Group 2006 $M	CCA Entity 2007 $M	CCA Entity 2006 $M
Balance at the beginning of the financial year		**99.2**	105.7	**–**	–
Transfer to income statements on disposal of operation	6e)	**(46.7)**	–	**–**	–
Translation of financial statements of foreign subsidiaries		**(89.5)**	(6.5)	**–**	–
Balance at the end of the financial year		**(37.0)**	99.2	**–**	–

The foreign currency translation reserve is used to record foreign exchange differences arising from the translation of the financial statements of foreign subsidiaries.

Equity compensation reserve

	Refer Note	CCA Group 2007 $M	CCA Group 2006 $M	CCA Entity 2007 $M	CCA Entity 2006 $M
Balance at the beginning of the financial year		**32.5**	25.7	**18.3**	14.3
Expense recognised during the financial year	4	**9.6**	4.9	**8.1**	4.6
Deferred tax adjustment	24c)	**0.6**	(0.2)	**0.6**	(0.2)
Movements in unvested CCA ordinary shares held by –					
Employees Share Plan	23	**(2.4)**	1.5	**–**	–
Non-executive Directors' Retirement Share Trust	23	**–**	1.0	**–**	–
Transfer to general reserve		**(4.2)**	–	**(4.2)**	–
Share based payment		**(3.3)**	(0.4)	**(3.3)**	(0.4)
Balance at the end of the financial year		**32.8**	32.5	**19.5**	18.3

The equity compensation reserve is used to record the following share based remuneration obligations to employees in relation to CCA ordinary shares –

- as held by the Employees Share Plan, which have not vested to employees as at the end of the financial year;
- to be purchased by the Long Term Incentive Share Plan with respect to incentives for senior executives;
- as held by Executive Retention Share Plan with respect to incentives for senior executives;
- as held by the Non-executive Directors' Retirement Share Trust, which have not vested to the participating Directors as at the end of the financial year; and
- as held by the Executive Salary Sacrifice Share Plan where applicable to the service agreements of key management personnel.

Refer to Note 25 for further information on CCA share plans.

	Refer Note	CCA Group 2007 $M	CCA Group 2006 $M	CCA Entity 2007 $M	CCA Entity 2006 $M
24. Reserves continued					
b) Movements continued					
Cash flow hedging reserve					
Balance at the beginning of the year		7.5	20.4	15.8	(2.2)
Revaluation of cash flow hedges to fair value		26.1	16.0	35.0	25.2
Transfer to income statements		(0.6)	(33.0)	1.1	0.5
Transfer to initial carrying amount of hedged items		(0.5)	1.9	–	–
Deferred tax adjustment	24c)	(7.5)	2.2	(10.8)	(7.7)
Balance at the end of the financial year		25.0	7.5	41.1	15.8

The cash flow hedging reserve is used to record adjustments to revalue cash flow hedges to fair or market value, where the derivative financial instruments qualify for hedge accounting. Upon realisation of the underlying hedged transactions in future financial years, these revaluation adjustments are reversed from the cash flow hedging reserve and taken to the income statements.

	Refer Note	CCA Group 2007 $M	CCA Group 2006 $M	CCA Entity 2007 $M	CCA Entity 2006 $M
General reserve					
Balance at the beginning of the year		–	–	–	–
Transfer from equity compensation reserve		4.2	–	4.2	–
Balance at the end of the financial year		4.2	–	4.2	–

The general reserve is used to record share based remuneration amounts with respect to the Long Term Incentive Share Plan where the vesting requirements for completed plans for awards conditional upon a market condition have not been met.

	Refer Note	CCA Group 2007 $M	CCA Group 2006 $M	CCA Entity 2007 $M	CCA Entity 2006 $M
c) Reserve movements attributable to deferred taxes					
Equity compensation reserve	24b)	0.6	(0.2)	0.6	(0.2)
Cash flow hedging reserve	24b)	(7.5)	2.2	(10.8)	(7.7)
Total	20b)	(6.9)	2.0	(10.2)	(7.9)

25. Employee Ownership Plans

The Company has seven share and option plans available for employees and Directors of the Group: the Employees Share Plan; the Executive Option Plan; the Long Term Incentive Share Plan; the Executive Retention Share Plan; the Non-executive Directors' Share Plan; the Non-executive Directors' Retirement Share Trust and the Executive Salary Sacrifice Share Plan. Fully paid ordinary shares issued under these plans rank equally with all other existing fully paid ordinary shares, in respect of voting and dividends rights and future bonus and rights issues.

Employees Share Plan

The Employees Share Plan provides employees with an opportunity to contribute up to 3% of their salary to acquire shares in the Company. The Plan is administered by a trustee which acquires (and holds in trust) shares for the benefit of participants. These shares are acquired through issues of shares to the trustee (the issue price is the weighted average price of a specified five day period prior to issue) or are purchased on market at the prevailing market price; shares that have been forfeited under the terms of the Plan are also utilised. For every share acquired with amounts contributed by each participant, a matching share is acquired by the trustee. These matching shares, which under normal circumstances vest with the employee after a period of two years from their date of issue (acquisition or utilisation), are acquired with contributions made by the employing entities. Vesting of matching shares with employees does not involve any performance hurdles.

Members of the Plan receive dividends for all shares held on their behalf by the trustee.

As at the end of the financial year, the total number of employees eligible to participate in the Plan was 15,666 (2006: 18,060).

All shares were purchased on market during the financial year. No shares were issued under the Plan during the financial year.

25. Employee Ownership Plans continued

Employees Share Plan continued

Details of the movements in share balances under the Plan during the 2007 financial year are as follows –

	Employee shares No.	Matching shares No.	Reserve shares No.	Total shares No.
Shares at the beginning of the financial year	4,350,486	4,350,486	8,587	8,709,559
Purchased	845,998	696,072	-	1,542,070
Utilised from reserves	-	149,926	(149,926)	-
Distributed to employees[1]	(1,816,229)	(1,657,234)	-	(3,473,463)
Forfeited	-	(158,995)	158,995	-
Shares at the end of the financial year	3,380,255	3,380,255	17,656	6,778,166
Number of shares vested to employees	3,380,255	2,093,807	-	5,474,062

1 Includes shares distributed to employees of the South Korean business which was discontinued on 24 October 2007.

Executive Option Plan

The Executive Option Plan provides executives, as approved by the Company's Compensation Committee, with options to acquire ordinary shares in the Company. The options' exercise price is the market price at the time of issue. Market price is the weighted average price of a specified five day period prior to issue. Each option is granted over one unissued ordinary share in the Company. Options issued prior to 24 April 2002 are exercisable between three and ten years after issue. Options may also be exercised earlier if employment terminates for reasons of retirement or redundancy. Payment in full is due at the time options are exercised. Options carry no voting rights and do not have any performance hurdles. Once the exercise period has been reached, the options may be exercised at the discretion of the executive.

No options have been issued since 1 January 2003. From the beginning of the 2003 financial year, options were removed from the remuneration package of Group executives. Accordingly, during the 2007 financial year, the Company did not issue options to any executives.

Details of the movements in option balances under the Plan during the financial year are as follows –

	2007 No.	2006 No.
Options at the beginning of the financial year	7,242,780	9,537,880
Reinstated	23,150	59,250
Exercised	(2,398,525)	(964,850)
Expired	(1,388,950)	(1,389,500)
Options at the end of the financial year	3,478,455	7,242,780

Details of options on issue at the end of the 2007 financial year are as follows –

Holders No.	Options No.[1]	Exercise price $	Grant date	Options exercisable from date[2]	Options expiry date
105	431,600	4.53	17 August 1998	Current	17 August 2008
283	952,755	6.49	12 July 1999	Current	12 July 2009
1	135,000	4.31	8 November 1999	Current	8 November 2009
153	751,650	2.97	10 July 2000	Current	10 July 2010
267	1,207,450	5.44	17 August 2001	Current	17 August 2011
Total	3,478,455				

1 Each option represents an option to acquire one ordinary share.

2 All options designated current have vested with the respective executives.

25. Employee Ownership Plans continued

Executive Option Plan continued

Details of options exercised during the financial year are as follows –

	2007				2006			
Exercise price $	Options exercised No.	Weighted average market value at exercise date $	Proceeds $M	Market value at exercise date $M	Options exercised No.	Weighted average market value at exercise date $	Proceeds $M	Market value at exercise date $M
2.97	511,700	9.11	1.5	4.7	197,200	7.43	0.6	1.5
4.53	320,800	9.22	1.5	3.0	269,700	7.37	1.2	2.0
5.18	80,000	8.73	0.4	0.7	–	–	–	–
5.44	545,850	8.92	3.0	4.9	306,250	7.49	1.6	2.3
6.33	530,700	8.67	3.3	4.6	90,800	7.51	0.6	0.7
6.49	409,475	9.06	2.7	3.7	100,900	7.53	0.6	0.8
Total	2,398,525		12.4	21.6	964,850		4.6	7.3

Long Term Incentive Share Plan

The Long Term Incentive Share Plan (LTISP) provides executives with the opportunity to be rewarded with fully paid ordinary shares as an incentive to create long term growth in value for CCA shareholders. The Plan is administered by a trustee who acquires (and holds in trust) shares for the benefit of participants. These shares are acquired either through an issue of shares to the trustee (the issue price is the weighted average price of a specified five day period prior to issue) or are purchased on market at the prevailing market price.

Senior executives are invited to participate in the Plan at the invitation of the Compensation Committee. The Committee specifies the performance criteria, covering a three year period, for each annual plan. Refer to the remuneration report found in the Directors' Report for further details on the Plan.

The estimated fair value of shares offered in the Plan is calculated by multiplying the threshold number of shares by the fair value of the shares at grant date and amortised over the performance period. The individual plans have been valued using the Monte Carlo simulation methodology. This methodology calculates the fair value of performance rights based on the share price at grant date and assumptions for the expected risk free rate of interest for the performance period, the volatility of the share price returns, the dividend entitlements and performance conditions of the plans. The risk free rate used in the methodology is the yield on an Australian bond at the grant date matching the remaining life of the Plan. The volatility is based on the historical CCA share price volatility of CCA traded options.

During the financial year, the number of shares offered to executives under the Plan, and which are subject to performance hurdles, was 811,990 (2006: 1,703,796), with a weighted average fair value of $7.70 (2006: $5.14).

Details of the movements in the share balances under the Plan during the financial year for each annual plan are as follows –

Share movements	2000-2002 plan No.	2001-2003 plan No.	2002-2004 plan No.	2003-2005 plan No.	2004-2006 plan[1&2] No.	2005-2007 plan[1] No.	2006-2008 plan[1&2] No.	Total No.
Shares at the beginning of the financial year	38,900	46,375	193,160	59,919	50,000	74,500	–	462,854
Purchased	–	–	–	–	514,690	–	25,000	539,690
Distributed to executives	(17,837)	(13,600)	(84,215)	–	(142,261)	–	–	(257,913)
Shares at the end of the financial year	21,063	32,775	108,845	59,919	422,429	74,500	25,000	744,631
Number of shares vested	21,063	32,775	108,945	59,919	422,429	74,500	25,000	744,631
Number of participants	3	3	21	1	101	1	1	

1 Details of the terms of each annual plan are contained in the remuneration report found in the Directors' Report.

2 These shares were purchased on market in February 2007 at $8.167 per share.

25. Employee Ownership Plans continued

Executive Retention Share Plan

In early 2007, the Board established a new Executive Retention Share Plan (ERSP), and invited key senior executives to participate. The Group Managing Director is not eligible to participate without shareholder approval and was not invited to participate in the 2007-2009 ERSP. The ERSP complements the LTISP and offers an award of shares at the end of a three year period with no performance hurdles attached, providing the executive is still employed by the Company. Refer to the remuneration report found in the Directors' Report for further details of the Plan.

The shares were purchased on market in February 2007 and the costs are amortised over the three years vesting period. The shares forfeited are utilised by the Employees Share Plan.

Details of movements in the share balances under the Plan during the financial year are –

Share movements	2007 No.	2006 No.
Shares at the beginning of the financial year	-	–
Purchased	437,587	–
Forfeited	(5,100)	–
Shares at the end of the financial year	**432,487**	–

Non-executive Directors' Share Plan

Under the terms of the Non-executive Directors' Share Plan, a minimum of 25% (and up to 100%) of Directors' base fees is to be sacrificed by each Director. An amount equivalent to the fees sacrificed is contributed to the Plan for the benefit of that Director.

The Plan is administered by a trustee which acquires (and holds in trust) shares for the benefit of participants, until the participant ceases to be a Director of CCA.

As at the end of the financial year, there were seven non-executive Directors participating in the Plan.

Shares under the Plan are purchased on market on the first business day of each month.

Details of movements in the share balances under the Plan during the financial year are –

Share movements	2007 No.	2006 No.
Shares at the beginning of the financial year	223,874	144,874
Purchased	54,993	79,000
Shares at the end of the financial year	**278,867**	223,874

Non-executive Directors' Retirement Share Trust

The Non-executive Directors' Retirement Share Trust holds shares in the Company purchased pursuant to applicable Non-executive Directors' Retirement Allowance Agreements. These shares are held in lieu of retirement benefits under the Company's Non-executive Directors' Retirement Scheme which was terminated on 31 December 2002. Pursuant to the resolution passed at the Annual General Meeting held 3 May 2006, the accrued benefits under the prior scheme were indexed against the movement in Average Weekly Ordinary Time Earnings from 1 January 2003 to 3 May 2006 and 152,236 shares in the Company were purchased at $6.8495 per share on 6 May 2006. The Directors are entitled to receive dividends or other distributions relating to the shares, however, each applicable non-executive Director has agreed to reinvest all dividends receivable on the relevant shares under the Company's Dividend Reinvestment Plan. All consequent shares will be held by the Trustee of the Non-executive Directors' Retirement Share Trust and the Directors have agreed that they will not require the Trustee to transfer those shares to them until the time of his or her retirement.

The Trust is administered by a trustee which acquired (and holds in trust) shares for the benefit of participants until the participant ceases to be a Director of CCA.

There are four applicable non-executive Directors participating in the Trust.

Details of movements in the share balances under the Trust during the financial year are -

Share movements	2007 No.	2006 No.
Shares at the beginning of the financial year	155,806	–
Purchased	–	152,236
Issue of shares under the Dividend Reinvestment Plan	6,171	3,570
Shares at the end of the financial year	**161,977**	155,806

25. Employee Ownership Plans continued

Executive Salary Sacrifice Share Plan

The Executive Salary Sacrifice Share Plan commenced operating in September 2004. The Plan allows Australian executives to voluntarily sacrifice a nominated proportion of their remuneration. The trustee of the Plan acquires shares to the value of the sacrificed amount and holds those shares for the benefit of the participant until the shares are withdrawn.

In addition, Australian executives participating in the Company's annual cash incentive plans are required to sacrifice a proportion of any awards made under these plans, with an equivalent amount being contributed towards the Executive Salary Sacrifice Share Plan for the acquisition of shares by the trustee. The trustee holds these shares for the benefit of participants in proportion to their benefits sacrificed.

Details of movements in the share balances under the Plan during the financial year are –

Share movements	2007 No.	2006 No.
Shares at the beginning of the financial year	**452,518**	247,200
Purchased	**313,258**	223,551
Distributed to executives	**(95,645)**	(18,233)
Shares at the end of the financial year	**670,131**	452,518

	Refer Note	CCA Group 2007 $M	CCA Group 2006 $M	CCA Entity 2007 $M	CCA Entity 2006 $M
26. Dividends					
a) Summary of dividends appropriated during the financial year –					
Prior year final dividend[1]		**135.2**	130.9	**135.2**	130.9
Current year interim dividend[2]		**116.9**	108.7	**116.9**	108.7
Total dividends appropriated		**252.1**	239.6	**252.1**	239.6
Dividends satisfied by issue of shares under the Dividend Reinvestment Plan	7b)	**(14.3)**	(14.4)	**(14.3)**	(14.4)
Dividends paid as per the cash flow statements		**237.8**	225.2	**237.8**	225.2
b) Dividends declared and not recognised as a liability					
Current year final dividend on ordinary shares[3]		**146.8**	135.2	**146.8**	135.2
c) Franking credits[4]					
Balance of the franking account at the end of the financial year		**150.7**	150.0	**150.7**	150.0
Franking credits which will arise from payment of income tax provided for in the financial statements		**47.8**	27.1	**47.8**	27.1
Total franking credits		**198.5**	177.1	**198.5**	177.1

1 Paid at 18.0¢ (2006: 17.5¢) per share and fully franked at the Australian tax rate of 30%.

2 Paid at 15.5¢ (2006: 14.5¢) per share and fully franked at the Australian tax rate of 30%.

3 Declared at 20.0¢ (2006: 18.0¢) per share and fully franked at the Australian tax rate of 30%.

4 The franking credits are expressed on a tax paid basis. Accordingly, the total franking credits balance would allow fully franked dividends to be paid equal to $463.2 million (2006: $413.2 million).

The franking credit balance will be reduced by $124.1 million resulting from the final dividend declared for 2007, payable 7 April 2008, and the effect of the share buy-back (refer Note 38).

27. Earnings Per Share (EPS)

The following reflects the share and earnings data used in the calculation of basic and diluted EPS –

	CCA Group	
	2007 No. M	2006 No. M
Weighted average number of ordinary shares on issue used to calculate basic EPS	753.1	749.2
Effect of dilutive securities – share options	2.1	1.8
Adjusted weighted average number of ordinary shares on issue used to calculate diluted EPS	755.2	751.0
	$M	$M
Earnings used to calculate basic and diluted EPS –		
Profit from continuing operations attributable to members of Coca-Cola Amatil Limited	367.6	313.6
Loss from discontinued operation after income tax	(56.9)	(31.2)
Earnings used to calculate basic and diluted EPS	310.7	282.4

	CCA Group		CCA Entity	
	2007 $M	2006 $M	2007 $M	2006 $M
28. Commitments				
a) Capital expenditure commitments				
Estimated aggregate amount of contracts for purchase of property, plant and equipment not provided for, payable –				
Within one year	68.4	98.2	–	–
Later than one year but not later than five years	–	43.9	–	–
	68.4	142.1	–	–

At 31 December 2007, the Group has capital expenditure commitments principally relating to construction of an automated warehouse in Northmead, Sydney, Australia.

b) Operating lease commitments				
Lease commitments for non-cancellable operating leases with terms of more than one year, payable –				
Within one year	56.2	59.2	1.4	1.5
Later than one year but not later than five years	132.1	114.7	5.3	5.4
Later than five years	86.2	71.4	17.6	18.9
	274.5	245.3	24.3	25.8

The Group has entered into commercial non-cancellable operating leases on certain properties, motor vehicles and other items of plant and equipment. Leases vary in contract period depending on the asset involved. Renewal terms are included in certain contracts, whereby renewal is at the option of the specific entity that holds the lease. On renewal, the terms of the leases are usually renegotiated. There are no restrictions placed upon the lessee by entering into these leases.

c) Other commitments				
Promotional commitments, payable –				
Within one year	21.3	18.2	–	–
Later than one year but not later than five years	35.1	44.2	–	–
Later than five years	3.5	13.0	–	–
	59.9	75.4	–	–

The Group has promotional commitments principally relating to sponsorship of sports clubs, charities and various other organisations and events.

	CCA Group		CCA Entity	
	2007 $M	2006 $M	2007 $M	2006 $M

29. Contingencies

Contingent liabilities

	CCA Group 2007 $M	CCA Group 2006 $M	CCA Entity 2007 $M	CCA Entity 2006 $M
Contingent liabilities existed at the end of the financial year in respect of –				
Guarantees of borrowings of subsidiaries[1]	–	–	8.2	296.3
Termination payments under service agreements[2]	6.6	9.6	6.6	9.6
Other guarantees	1.6	3.0	–	–
	8.2	12.6	14.8	305.9

The Company has entered into a Deed of Cross Guarantee with certain of its wholly owned subsidiaries (designated 1 in Note 31), whereby the liabilities of those entities are guaranteed.

No material losses are anticipated in respect of the above contingent liabilities.

1 CCA provides certain financial guarantees to its subsidiaries. No liability has been recognised in relation to these guarantees as the fair value of the guarantees is immaterial.

2 Refer to the remuneration report found in the Directors' Report for further details.

	CCA Group		CCA Entity	
	2007 $M	2006 $M	2007 $M	2006 $M

30. Auditors' Remuneration

	CCA Group 2007 $M	CCA Group 2006 $M	CCA Entity 2007 $M	CCA Entity 2006 $M
Amounts received, or due and receivable, by –				
CCA auditor, Ernst & Young (Australia) for –				
Audit or half year review of the financial reports	1.781	1.811	0.789	0.800
Other services –				
assurance related	0.060	0.092	0.060	0.092
tax compliance	0.036	0.010	0.035	0.010
	0.096	0.102	0.095	0.102
	1.877	1.913	0.884	0.902
Member firms of Ernst & Young in relation to subsidiaries of CCA for –				
Audit or half year review of the financial reports	0.719	0.664	–	–
Other services –				
assurance related	0.355[1]	0.018	–	–
	1.074	0.682	–	–
Other firms in relation to subsidiaries of CCA for –				
Audit or half year review of the financial reports	0.041	0.045	–	–
Other services –				
tax compliance	0.016	0.014	–	–
	0.057	0.059	–	–
Total auditors' remuneration	3.008	2.654	0.884	0.902

1 Relates to assurance services in relation to the discontinuation of the South Korean business.

	Footnote	Country of incorporation	Equity holding† 2007 %	2006 %
31. Investments in Subsidiaries				
Coca-Cola Amatil Limited	1	Australia		
Subsidiaries –				
AIST Pty Ltd	1	Australia	**100**	100
Amatil Investments (Singapore) Pte Ltd		Singapore	**100**	100
Coca-Cola Amatil (Fiji) Ltd		Fiji	**100**	100
PT Coca-Cola Bottling Indonesia	2	Indonesia	**100**	100
PT Coca-Cola Distribution Indonesia		Indonesia	**100**	100
Associated Products & Distribution Pty	1	Australia	**100**	100
Coca-Cola Amatil (PNG) Ltd		Papua New Guinea	**100**	100
Associated Nominees Pty Ltd	3	Australia	**100**	50
Beverage Distributors Pty Ltd (liquidated)		Australia	**–**	100
CCA PST Pty Ltd	3	Australia	**100**	33.3
CCA Superannuation Pty Ltd	3	Australia	**100**	50
C-C Bottlers Ltd	1	Australia	**100**	100
Beverage Bottlers (Sales) Ltd	1	Australia	**100**	100
CCKBC Holdings Ltd	4	Cyprus	**100**	100
CCKBC (Netherlands) Holding I BV		Netherlands	**–**	100
CCKBC (Netherlands) Holding II BV		Netherlands	**–**	100
Coca-Cola Korea Bottling Company, Ltd		Republic of Korea	**–**	100
Coca-Cola Amatil (Aust) Pty Ltd	1	Australia	**100**	100
Apand Pty Ltd		Australia	**100**	100
Baymar Pty Ltd		Australia	**100**	100
Beverage Bottlers (NQ) Pty Ltd		Australia	**100**	100
Beverage Bottlers (NSW) Pty Ltd (in liquidation)		Australia	**100**	100
Beverage Bottlers (Qld) Ltd	1	Australia	**100**	100
Beverage Bottlers (SA) Ltd (liquidated)		Australia	**–**	100
Coca-Cola Amatil (Holdings) Pty Ltd		Australia	**100**	100
Crusta Fruit Juices Pty Ltd	1	Australia	**100**	100
Quenchy Crusta Sales Pty Ltd		Australia	**100**	100
Quirks Australia Pty Ltd	1	Australia	**100**	100
Coca-Cola Holdings NZ Ltd		New Zealand	**100**	100
Coca-Cola Amatil (NZ) Ltd		New Zealand	**100**	100
Amatil Beverages (New Zealand) Ltd		New Zealand	**100**	–
Johns Rivers Pty Ltd		Australia	**100**	100
Matila Nominees Pty Ltd	5	Australia	**100**	100
Neverfail Springwater Ltd	1 & 6	Australia	**100**	100
Neverfail Cooler Company Pty Ltd		Australia	**100**	100
Puma Pty Ltd		Australia	**100**	100
Neverfail Bottled Water Co Pty Ltd	1 & 7	Australia	**100**	100
Neverfail SA Pty Ltd		Australia	**100**	100
Piccadilly Distribution Services Pty Ltd		Australia	**100**	100
Neverfail Springwater Co Pty Ltd	1	Australia	**100**	100
Neverfail Springwater (Vic) Pty Ltd	1	Australia	**100**	100
Neverfail WA Pty Ltd	1	Australia	**100**	100
Piccadilly Natural Springs Pty Ltd		Australia	**100**	100
Real Oz Water Supply Co (Qld) Pty Ltd		Australia	**100**	100
Neverfail Springwater Co (Qld) Pty Ltd	1	Australia	**100**	100
Pacbev Pty Ltd	1	Australia	**100**	100
CCA Bayswater Pty Ltd	1	Australia	**100**	100

	Footnote	Country of incorporation	Equity holding† 2007 %	Equity holding† 2006 %

31. Investments in Subsidiaries continued

	Footnote	Country of incorporation	2007 %	2006 %
SPC Ardmona Ltd	1 & 8	Australia	**100**	100
Ardmona Foods Ltd	1	Australia	**100**	100
Australian Canned Fruit (I.M.O.) Pty Ltd		Australia	**100**	100
Digital Signal Processing Systems Pty Ltd		Australia	**100**	100
Goulburn Valley Canners Pty Ltd		Australia	**100**	100
Goulburn Valley Food Canneries Pty Ltd		Australia	**100**	100
Henry Jones Foods Pty Ltd		Australia	**100**	100
Hallco No. 39 Pty Ltd		Australia	**100**	100
SPC Ardmona (Netherlands) BV		Netherlands	**100**	–
SPC Ardmona (Germany) GmbH		Germany	**100**	–
SPC Ardmona Operations Limited	1	Australia	**100**	100
Austral International Trading Company Pty Ltd		Australia	**100**	100
Cherry Berry Fine Foods Pty Ltd		Australia	**100**	100
Vending Management Services Ltd		New Zealand	**100**	100

Names inset indicate that shares are held by the company immediately above the inset.

The above companies carry on business in their respective countries of incorporation.

† *The proportion of ownership interest is equal to the proportion of voting power held.*

Footnotes

1 *These companies are parties to a Deed of Cross Guarantee as detailed in Note 37 and are eligible for the benefit of ASIC Class Order 98/1418.*

2 *Coca-Cola Amatil Limited holds 4.84% of the shares in this company.*

3 *Associated Nominees Pty Ltd, CCA PST Pty Ltd and CCA Superannuation Pty Ltd were trustees of in-house CCA superannuation funds. These superannuation funds have since been transferred to the AMP SignatureSuper Master Trust in 2007.*

4 *CCKBC Holdings Ltd held 100% of the shareholding in CCKBC (Netherlands) Holding I BV and CCKBC (Netherlands) Holding II BV. CCKBC (Netherlands) Holding I BV and CCKBC (Netherlands) Holding II BV held 49.8% and 50.2% respectively of the shareholding in Coca-Cola Korea Bottling Company, Ltd. On 24 October 2007, CCKBC Holdings Ltd disposed of its shares it held in CCKBC (Netherlands) Holding I BV and CCKBC (Netherlands) Holding II BV which together held all the shares of Coca-Cola Korea Bottling Company, Ltd. Refer to Note 6 for details.*

5 *Matila Nominees Pty Ltd is the trustee company for the Employees Share Plan (ESP), the Long Term Incentive Share Plan (LTISP), the Executive Retention Share Plan (ERSP), the Non-executive Directors' Share Plan, the Non-executive Directors' Retirement Share Trust and the Executive Salary Sacrifice Share Plan. As at 31 December 2007, the trustee held 6,778,166 (2006: 8,709,559) ordinary shares on behalf of the members of the ESP, 744 631 (2006: 462,854) ordinary shares on behalf of the members of the LTISP, 432,487 (2006: nil) ordinary shares on behalf of the members of the ERSP, 278 867 (2006: 223,874) ordinary shares on behalf of the members of the Non-executive Directors' Share Plan, 161,977 (2006: 155,806) ordinary shares on behalf of the members of the Non-executive Directors' Retirement Share Trust and 670,131 (2006: 452,518) ordinary shares on behalf of the members of the Executive Salary Sacrifice Share Plan.*

6 *Neverfail Springwater Ltd holds 40.7% of the shareholding in Neverfail Bottled Water Co Pty Ltd.*

7 *Neverfail Bottled Water Co Pty Ltd holds 1.5% of the shareholding in Neverfail Springwater (Vic) Pty Ltd.*

8 *SPC Ardmona Ltd holds 50% of the shares in Australian Canned Fruit (I.M.O.) Pty Ltd.*

32. Business Combinations

a) Summary of acquisitions

Acquisition of a coffee business and related assets
CCA acquired a coffee business and its related assets on 30 March 2007, for a purchase consideration of $10.7 million.

Details of the fair value of the assets acquired and goodwill are as follows –

	$M
Purchase consideration –	
Cash paid	10.7
Fair value of net identifiable assets acquired –	
Inventories	(0.8)
Property, plant and equipment	(1.6)
Goodwill	8.3

Other acquisitions
Other acquisitions include various individually immaterial acquisitions within the bulk water industry. Details of the fair value of the assets and liabilities acquired and goodwill are as follows –

Purchase consideration –	
Cash paid	4.2
Fair value of net identifiable assets and liabilities acquired –	
Property, plant and equipment	(0.2)
Intangible assets	(0.9)
Trade and other payables	0.1
Deferred tax liabilities	0.2
Goodwill	3.4

The goodwill recognised for the period is $11.7 million (2006: $3.7 million). Refer to Note 15 for details. The goodwill is attributable to the high profitability of the acquired businesses and synergies expected to arise after acquisition.

The amounts recognised on acquisition above represent provisional assessments of the fair values of assets and liabilities acquired. These amounts will be finalised within twelve months from the date of acquisition. The fair value of the above assets acquired approximates the carrying value.

The revenue and net profit contributions to the Group have not been disclosed as the business structures of the acquired businesses have changed since acquisition.

	2007[1] Recognised on acquisition $M	2006[2] Recognised on acquisition $M
b) Purchase consideration		
Cash paid	14.9	15.1
Deferred cash settlement	-	0.1
Costs associated with the acquisition	-	0.4
Total consideration	14.9	15.6
The net cash outflow on acquisition is as follows –		
Cash paid, including costs	(14.9)	(15.5)
Net cash outflow	(14.9)	(15.5)

1 Comprises acquisition of a coffee business and its related assets and other acquisitions which are individually immaterial.

2 Comprises acquisition of the water business and related assets of Palm Springs Ltd and other acquisitions which are individually immaterial.

33. Key Management Personnel and Directors Disclosures

CCA has applied the relief available under Corporations Amendment Regulations 2006 (No. 4), which exempts listed companies from providing remuneration disclosures in their annual financial report as required by paragraphs Aus 25.4 to Aus 25.7.2 of AASB 124 "Related Party Disclosures". These remuneration disclosures have been transferred to the remuneration report in pages 32 to 62 of the Directors' Report and have been audited.

The following persons were key management personnel of Coca-Cola Amatil Limited during the financial year –

Key management personnel	Position	Date of change in position
Directors in office at the end of the financial year		
D.M. Gonski, AC	Chairman (non-executive)	
J.R. Broadbent, AO	Director (non-executive)	
T.J. Davis	Director and Group Managing Director	
I. Finan	Director (non-executive)	
G.J. Kelly	Director (non-executive)	
W.M. King, AO	Director (non-executive)	
D.E. Meiklejohn	Director (non-executive)	
M.K. Ward, AO	Director (non-executive)	
Executives at the end of the financial year		
J.M. Wartig	Chief Financial Officer	
W.G. White	Managing Director, Australasia	
G. Adams	Managing Director, New Zealand & Fiji	
P. Kelly	Managing Director, Asia	
J. Seward	Managing Director, Indonesia & PNG	
N. Garrard	Managing Director, Food & Services	
Former key management personnel		
R. Randall	Managing Director, South Korea	Resigned 31 October 2007.
M. Clark	General Manager, Grinders Coffee Business, Australia	Ceased to be designated as key management personnel on 18 April 2007.

Total remuneration for key management personnel and Directors for the CCA Group and CCA Entity during the financial year is set out below –

Remuneration by category	2007 $	2006 $
Short term	**13,011,196**	11,606,203
Post employment	**1,519,431**	1,461,347
Other long term	**395,589**	425,302
Termination	**388,161**	404,762
Share based payments	**4,900,473**	3,156,167
	20,214,850	17,053,781

Further details are contained in the remuneration report, found in the Directors' Report.

33. Key Management Personnel and Directors Disclosures continued

Options held by key management personnel

The Company has issued no options since 1 November 2002. No remuneration in future periods is affected by options previously granted. All options are now fully vested with the employees.

No performance conditions were attached to the grant of options.

2007 Number of options held over unissued ordinary shares in CCA	**Opening balance**	**Exercised**	**Expired**	**Closing balance**
Executives				
W.G. White	**80,000**	**(80,000)**	-	-
P. Kelly	**4,000**	-	**(4,000)**	-
Former key management personnel				
R. Randall	**6,000**	**(6,000)**	-	-
M. Clark	**132,500**	**(87,500)**	**(45,000)**	-

2006 Number of options held over unissued ordinary shares in CCA	Opening balance	Exercised	Expired	Closing balance	Vested and exercisable at end of period	Vested and not exercisable at end of period
Executives[1]						
W.G. White	80,000	-	-	80,000	80,000	-
P. Kelly	9,000	-	(5,000)	4,000	4,000	-
R. Randall	6,000	-	-	6,000	6,000	-
M. Clark	192,500	-	(60,000)	132,500	132,500	-

1 Since 1 January 2003, share options are no longer awarded. Accordingly, Messrs Wartig, Adams, Seward and Garrard do not hold any options.

There are no options on issue to key management personnel or to the executive Director at the end of the financial year.

The exercise price of options on issue to key management personnel for the prior year is as follows –

2006	Options No.	Exercise price $
Executives		
W.G. White	80,000	5.18
P. Kelly	4,000	10.08
R. Randall	6,000	6.33
M. Clark	45,000	10.08
M. Clark	87,500	6.33

33. Key Management Personnel and Directors Disclosures continued

Shareholdings of key management personnel and Directors

2007 Number of ordinary shares held	Opening balance	Additions[1]	Non-executive Directors' Share Plan[2]	Non-executive Directors' Retirement Share Trust[3]	Issued/ awarded during the year as remuneration[4]	Withdrawn/ sold	Closing balance
Directors in office at the end of the financial year							
D.M. Gonski, AC	279,993	7,345	28,298	–	–	–	315,636
J.R. Broadbent, AO	47,486	3,788	3,992	–	–	–	55,266
T.J. Davis[5 & 6]	630,298	68,990	–	–	83,833	(50,000)	733,121
I. Finan	5,597	–	3,871	–	–	–	9,468
G.J. Kelly	11,364	54	3,570	–	–	–	14,988
W.M. King, AO	32,273	260	7,101	–	–	–	39,634
D.E. Meiklejohn	12,892	–	4,083	–	–	–	16,975
M.K. Ward, AO	48,084	1,969	4,078	–	–	–	54,131
Executives							
J.M. Wartig[6]	28,030	15,438	–	–	35,350	–	78,818
W.G. White[6]	67,781	31,303	–	–	38,809	–	137,893
G. Adams[6]	2,079	628	–	–	10,605	–	13,312
P. Kelly[6]	33,500	12,050	–	–	11,615	–	57,165
J. Seward[6]	3,047	2,585	–	–	12,120	–	17,752
N. Garrard[6]	40,145	8,036	–	–	–	–	48,181
Former key management personnel							
R. Randall	46,042	10,495	–	–	5,050	(61,587)	–
M. Clark	64,887	88,541	–	–	22,725	(169,387)	6,766

1 Includes the purchase of ordinary shares and shares issued under the Employees Share Plan, Dividend Reinvestment Plan and Executive Salary Sacrifice Share Plan. The additions to the shareholdings were at arms length.

2 Shares purchased during the period. Beneficial interest held subject to the conditions of the Plan.

3 Shares purchased during the period. Beneficial interest held subject to the conditions of the Plan.

4 Shares awarded under the 2004-2006 LTISP and 25,000 shares awarded under the 2006-2008 LTISP to Mr Davis.

5 Includes beneficial interest in 298,255 shares held by the LTISP, which are subject to the conditions of the Plan.

6 Subsequent to 31 December 2007, the following awards under the 2005-2007 LTISP were made –
Mr Davis 193,429 shares; Mr Wartig 82,425 shares; Mr White 90,491 shares; Mr Adams 24,728 shares; Mr Kelly 27,671 shares; Mr Seward 28,260 shares; and Mr Garrard 32,970 shares.

33. Key Management Personnel and Directors Disclosures continued

Shareholdings of key management personnel and Directors continued

2006 Number of ordinary shares held	Opening balance	Additions[1]	Non-executive Directors' Share Plan[2]	Non-executive Directors' Retirement Share Trust[3]	Issued/ awarded during the year as remuneration[4]	Withdrawn	Closing balance
Directors in office at the end of the financial year							
D.M. Gonski, AC	140,317	7,074	48,196	84,406	–	–	279,993
J.R. Broadbent, AO	10,980	725	4,860	30,921	–	–	47,486
T.J. Davis[5]	506,614	179,184	–	–	74,500	(130,000)	630,298
I. Finan	1,180	–	4,417	–	–	–	5,597
G.J. Kelly	7,041	65	4,258	–	–	–	11,364
W.M. King, AO	17,677	150	8,032	6,414	–	–	32,273
D.E. Meiklejohn	8,474	–	4,418	–	–	–	12,892
M.K. Ward, AO	11,393	1,377	4,819	30,495	–	–	48,084
Executives							
J.M. Wartig	13,223	14,807	–	–	–	–	28,030
W.G. White	59,367	8,414	–	–	–	–	67,781
G. Adams	1,378	701	–	–	–	–	2,079
P. Kelly	27,108	6,392	–	–	–	–	33,500
R. Randall	12,824	33,218	–	–	–	–	46,042
J. Seward	1,374	1,673	–	–	–	–	3,047
N. Garrard	33,893	6,252	–	–	–	–	40,145
M. Clark	56,654	8,233	–	–	–	–	64,887

1 Includes the purchase of ordinary shares and shares issued under the Employees Share Plan, Dividend Reinvestment Plan and Executive Salary Sacrifice Share Plan. The additions to the shareholdings were at arms length.

2 Shares purchased during the period. Beneficial interest held subject to the conditions of the Plan.

3 Shares purchased during the period. Beneficial interest held subject to the conditions of the Plan.

4 Shares awarded to Mr Davis under the 2005-2007 LTISP.

5 Includes beneficial interest in 214,392 shares held by the LTISP, which are subject to the conditions of the Plan.

Loans to key management personnel and Directors

There are no loans between key management personnel (including Directors) and CCA or any other Group company.

Other transactions of key management personnel (including Directors) and their personally related entities

There are no other transactions between key management personnel (including Directors) and CCA or any other Group company.

34. Derivatives and Net External Debt Reconciliation

	Refer Note	CCA Group 2007 $M	CCA Group 2006 $M	CCA Entity 2007 $M	CCA Entity 2006 $M
a) Derivatives as per the balance sheets					
Derivative assets – current					
Debt related		-	(1.0)	-	–
Non-debt related		(13.7)	(50.0)	(5.9)	(41.6)
	35c)	(13.7)	(51.0)	(5.9)	(41.6)
Derivative assets – non-current					
Non-debt related		(83.9)	–	(80.7)	–
	35c)	(83.9)	–	(80.7)	–
Derivative liabilities – current					
Debt related		11.1	88.7	11.1	88.7
Non-debt related		30.9	81.1	3.9	60.4
	35c)	42.0	169.8	15.0	149.1
Derivative liabilities – non-current					
Debt related		109.3	70.0	109.3	70.0
Non-debt related		51.1	-	43.2	-
	35c)	160.4	70.0	152.5	70.0
Total net derivative liabilities		104.8	188.8	80.9	177.5
Net derivative liabilities/(assets) comprises –					
Debt related		120.4	157.7	120.4	158.7
Non-debt related		(15.6)	31.1	(39.5)	18.8
Total net derivative liabilities		104.8	188.8	80.9	177.5
b) Net external debt reconciliation					
Cash assets	7	(379.7)	(436.1)	(319.8)	(307.5)
Trade and other receivables – non-current		-	(2.9)	-	(1.5)
Net derivative liabilities – debt related		120.4	157.7	120.4	158.7
Interest bearing liabilities – current	18	171.4	278.4	170.3	165.7
Interest bearing liabilities – non-current	18	1,695.2	2,077.5	1,631.4	1,837.3
Total net external debt		1,607.3	2,074.6	1,602.3	1,852.7

35. Financial and Capital Risk Management

Financial risk management

The Group's principal financial instruments, other than derivatives, comprise cash, short term deposits, bills of exchange, bank loans and capital markets issues.

The main purpose of these financial instruments is to manage liquidity and to raise finance for the Group's operations.
The Group has various other financial instruments such as trade and other receivables and trade and other payables, which arise directly from its operations.

The Group uses derivatives in accordance with Board approved policies to reduce the Group's exposure to adverse fluctuations in interest rates, foreign exchange rates and certain raw material commodity prices. These derivatives create an obligation or right that effectively transfers one or more of the risks associated with an underlying financial instrument, asset or obligation. Derivative instruments that the Group uses to hedge risks such as interest rate, foreign currency and commodity price movements include –

- cross currency swaps;
- interest rate swaps;
- commodity swaps;
- forward foreign currency contracts;
- futures contracts; and
- option contracts (currency, interest rate, commodity and futures).

The Group's risk management activities are carried out centrally by CCA's Group Treasury department for interest rate and foreign exchange exposures. Risk management activities in respect to commodity exposures are undertaken centrally by CCA's Strategic Procurement department. Both the Group Treasury and Strategic Procurement departments operate under their respective policies as approved by the Board. The Group Treasury and Strategic Procurement departments operate in co-operation with the Group's operating units so as to maximise the benefits associated with centralised management of Group risk factors.

Capital risk management

The Group manages its capital to ensure that entities in the Group will be able to continue as going concerns while maximising the return to shareholders through the optimisation of net debt and total equity balances.

The capital structure of Group entities is monitored using the gearing ratio. The ratio is calculated as net debt divided by total equity. Net debt is calculated as total interest bearing liabilities (including debt related derivatives) less cash and cash equivalents. Total capital employed is calculated as net debt plus total equity.

In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return equity to shareholders, issue new shares or sell assets to reduce debt. The Group continuously reviews the capital structure to ensure –

- sufficient finance for the business is maintained at a reasonable cost;
- sufficient funds are available for the business to implement its capital expenditure and business acquisition strategies;
- distributions to shareholders are maintained within stated dividend policy requirements; and
- where excess funds arise with respect to the funds required to enact the Group's business strategies, consideration is given to possible returns of equity to shareholders.

CCA has a dividend payout policy of 70% to 80% of net profit, subject to the ongoing cash needs of the business.

The table below details the calculation of the Group's and the CCA Entity's gearing ratios –

		CCA Group		CCA Entity	
	Refer Note	**2007 $M**	2006 $M	**2007 $M**	2006 $M
Net debt	34	**1,607.3**	2,074.6	**1,602.3**	1,852.7
Total equity		**1,440.7**	1,470.7	**2,427.5**	2,362.9
Total capital employed		**3,048.0**	3,545.3	**4,029.8**	4,215.6
Gearing ratio %		**111.6**	141.1	**66.0**	78.4

35. Financial and Capital Risk Management continued

Capital risk management continued

Section a) of this Note provides a summary of the Group's underlying economic positions as represented by the carrying values and fair values of the Group's financial assets and financial liabilities.

Section b) addresses in more detail the key financial risk factors that arise from the Group's activities, including the Group's policies for managing these risks.

Section c) provides details of the Group's derivative financial instruments and hedges that are used for financial risk management.

a) Categories of financial assets and financial liabilities

The carrying amounts and fair values of the Group's financial assets and financial liabilities are shown as follows –

	CCA Group				CCA Entity			
	2007		2006		2007		2006	
	Carrying amount $M	**Fair value $M**	Carrying amount $M	Fair value $M	**Carrying amount $M**	**Fair value $M**	Carrying amount $M	Fair value $M
Financial assets – current								
Cash assets	**379.7**	**379.7**	436.1	436.1	**319.8**	**319.8**	307.5	307.5
Trade and other receivables	**686.0**	**686.0**	677.7	677.7	**90.4**	**90.4**	10.7	10.7
Derivatives – fair value through the income statements	**5.8**	**5.8**	15.7	15.7	**4.3**	**4.3**	13.0	13.0
Derivatives – hedge accounted through equity	**7.9**	**7.9**	35.3	35.3	**1.6**	**1.6**	28.6	28.6
Total financial assets - current	**1,079.4**	**1,079.4**	1,164.8	1,164.8	**416.1**	**416.1**	359.8	359.8
Financial assets – non-current								
Trade and other receivables	**3.5**	**3.5**	17.9	17.9	**2,098.2**	**2,098.2**	2,026.6	2,026.6
Derivatives – fair value through the income statements	**24.9**	**24.9**	–	–	**24.9**	**24.9**	–	–
Derivatives – hedge accounted through equity	**59.0**	**59.0**	–	–	**55.8**	**55.8**	–	–
Total financial assets – non-current	**87.4**	**87.4**	17.9	17.9	**2,178.9**	**2,178.9**	2,026.6	2,026.6
Total financial assets	**1,166.8**	**1,166.8**	1,182.7	1,182.7	**2,595.0**	**2,595.0**	2,386.4	2,386.4
Financial liabilities – current								
Trade and other payables	**436.2**	**436.2**	491.5	491.5	**520.4**	**520.4**	3.4	3.4
Interest bearing liabilities –								
Bonds – at amortised cost[1]	**170.3**	**181.4**	165.7	254.3	**170.3**	**181.4**	165.7	254.3
Loans – at amortised cost	**0.4**	**0.4**	0.4	0.4	**-**	**-**	–	-
Bank loans – at amortised cost	**0.3**	**0.3**	112.3	112.3	**-**	**-**	-	-
Bank overdrafts	**0.4**	**0.4**	–	-	**-**	**-**	-	-
Derivatives – fair value through the income statements	**15.5**	**15.5**	18.5	18.5	**14.9**	**14.9**	18.2	18.2
Derivatives – hedge accounted through equity	**26.5**	**26.5**	151.3	151.3	**0.1**	**0.1**	130.9	130.9
Total financial liabilities – current	**649.6**	**660.7**	939.7	1,028.3	**705.7**	**716.8**	318.2	406.8
Financial liabilities – non-current								
Trade and other payables	**-**	**-**	2.9	2.9	**-**	**-**	478.7	478.7
Interest bearing liabilities –								
Bonds – fair value through the income statements[2]	**390.4**	**390.4**	429.3	429.3	**390.4**	**390.4**	429.3	429.3
Bonds – at amortised cost[1]	**1,291.0**	**1,350.7**	1,458.0	1,561.5	**1,241.0**	**1,300.7**	1,408.0	1,511.5
Loans – at amortised cost	**5.9**	**5.9**	6.2	6.2	**-**	**-**	-	-
Bank loans – at amortised cost	**7.9**	**7.9**	184.0	184.0	**-**	**-**	-	-
Derivatives – fair value through the income statements	**151.8**	**151.8**	70.0	70.0	**151.8**	**151.8**	70.0	70.0
Derivatives – hedge accounted through equity	**8.6**	**8.6**	–	–	**0.7**	**0.7**	–	–
Total financial liabilities – non-current	**1,855.6**	**1,915.3**	2,150.4	2,253.9	**1,783.9**	**1,843.6**	2,386.0	2,489.5
Total financial liabilities	**2,505.2**	**2,576.0**	3,090.1	3,282.2	**2,489.6**	**2,560.4**	2,704.2	2,896.3

1 Includes bonds carried at historic cost, and bonds within effective cash flow hedge relationships.

2 Includes bonds within effective fair value hedge relationships.

b) Risk factors

The key financial risk factors that arise from the Group's activities, including the Group's policies for managing these risks are outlined below.

Market risk is the risk that the fair value or future cash flows of the Group's financial instruments will fluctuate because of changes in market prices. The market risk factors to which the Group is exposed to are discussed in further detail below.

i) Interest rate risk

Interest rate risk refers to the risks that the value of a financial instrument or cash flows associated with the instrument will fluctuate due to changes in market interest rates.

Interest rate risk arises from interest bearing financial assets and liabilities that the Group utilises. Non-derivative interest bearing assets are predominantly short term liquid assets. Long term debt issued at fixed rates exposes the Group to fair value interest rate risk. The Group's borrowings which have a variable interest rate attached give rise to cash flow interest rate risk.

The Group's risk management policy for interest rate risk seeks to minimise the effects of interest rate movements on its asset and liability portfolio through active management of the exposures. The policy prescribes minimum and maximum average fixed rate maturity profiles for both asset and liability portfolios.

The Group maintains a mix of offshore and local currency fixed rate and variable rate debt, as well as a mix of term debt versus short term debt. The Group primarily enters into interest rate swap, interest rate option and cross currency agreements to manage these risks. The Group designates which of its financial assets and financial liabilities are exposed to a fair value or cash flow interest rate risk, such as financial assets and liabilities with a fixed interest rate or financial assets and financial liabilities with a floating interest rate that is reset as market rates change.

The Group hedges the interest rate and currency risk on all foreign currency borrowings by entering into cross currency swaps, which have the economic effect of converting foreign currency borrowings to local currency borrowings. The derivative contracts are carried at fair value, being the market value as quoted in an active market.

The derivative financial instruments and details of hedging activities contained in section c) of this Note provide further information in this area.

At balance date, the Group had the following mix of financial assets and financial liabilities exposed to Australian floating interest rate risk that are not designated in cash flow hedges:

CCA Group

	As at 31 December 2007				As at 31 December 2006				
	Average interest rate p.a. %	Floating rate $M	Non-interest bearing $M	Total $M	Average interest rate p.a. %	Floating rate $M	Fixed Rate $M	Non-interest bearing $M	Total $M
Financial assets									
Cash assets	6.0	379.7	–	379.7	5.7	436.1	–	–	436.1
Trade and other receivables	–	–	689.5	689.5	8.0	–	2.9	692.7	695.6
		379.7	689.5	1,069.2		436.1	2.9	692.7	1,131.7
Financial liabilities									
Trade and other payables	–	–	436.2	436.2	–	–	–	494.4	494.4
Bonds	7.7	640.4	–	640.4	6.9	645.7	–	–	645.7
Loans, bank loans and bank overdrafts	7.5	14.9	–	14.9	6.5	302.9	–	–	302.9
		655.3	436.2	1,091.5		948.6	–	494.4	1,443.0

CCA Entity

	As at 31 December 2007				As at 31 December 2006				
	Average interest rate p.a. %	Floating rate $M	Non-interest bearing $M	Total $M	Average interest rate p.a. %	Floating rate $M	Fixed Rate $M	Non-interest bearing $M	Total $M
Financial assets									
Cash assets	6.5	319.8	–	319.8	6.2	307.5	–	–	307.5
Trade and other receivables	8.6	2,098.2	90.4	2,188.6	8.0	1,502.1	1.5	533.7	2,037.3
		2,418.0	90.4	2,508.4		1,809.6	1.5	533.7	2,344.8
Financial liabilities									
Trade and other payables	7.6	485.7	34.7	520.4	8.0	450.4	–	31.7	482.1
Bonds	7.7	640.4	–	640.4	6.9	645.7	–	–	645.7
		1,126.1	34.7	1,160.8		1,096.1	–	31.7	1,127.8

35. Financial and Capital Risk Management continued

b) Risk factors continued

i) Interest rate risk continued

Sensitivity analysis

The table below shows the effect on net profit and equity after income tax if interest rates at balance date had been 10% higher or lower with all other variables held constant, taking into account all underlying exposures and related hedges. Concurrent movements in interest rates and parallel shifts in the yield curves are assumed.

A sensitivity of 10% has been selected as this is considered reasonable given the current level of both short term and long term Australian interest rates. A 10% sensitivity would move short term interest rates at 31 December 2007 from around 6.75% to 7.48% representing a 68 basis point shift. This would represent two to three rate increases in the official cash rate.

In 2007, 90% (2006: 90%) of the Group's debt was denominated in Australian Dollars; therefore, only the movement in Australian interest rates is used in this sensitivity analysis.

Based on the sensitivity analysis, if interest rates were 10% higher, net profit would be impacted by the interest expense being higher on the Group's net floating rate Australian Dollars positions during the year.

	CCA Group				CCA Entity			
	Net profit		Equity (cash flow hedging reserve) As at 31 December		Net profit		Equity (cash flow hedging reserve) As at 31 December	
	2007 $M	2006 $M	**2007 $M**	2006 $M	**2007 $M**	2006 $M	**2007 $M**	2006 $M
If interest rates were 10% higher with all other variables held constant – increase/(decrease)	**(3.7)**	(3.1)	**15.3**	16.5	**(3.7)**	(3.1)	**15.3**	16.3
If interest rates were 10% lower with all other variables held constant – increase/(decrease)	**3.6**	3.3	**(15.6)**	(17.1)	**3.6**	3.2	**(15.6)**	(16.9)

35. Financial and Capital Risk Management continued

b) Risk factors continued

ii) Foreign currency risk

Foreign currency risk refers to the risk that the value or the cash flows arising from a financial commitment, or recognised asset or liability will fluctuate due to changes in foreign currency rates. The Group's foreign currency exchange risk arises primarily from –

- borrowings denominated in foreign currency;
- firm commitments and/or highly probable forecast transactions for receipts and payments settled in foreign currencies and prices dependent on foreign currencies respectively; and
- translation of the financial statements of CCA's foreign subsidiaries.

The Group is exposed to foreign exchange risk from various currency exposures, primarily with respect to –

- United States Dollars;
- New Zealand Dollars;
- British Pounds Sterling;
- Japanese Yen;
- Indonesian Rupiah;
- Papua New Guinean Kina;
- Korean Won (until the disposal date of CCA's South Korean operation, being 24 October 2007);
- Fijian Dollars;
- Euro and
- Canadian Dollars.

Forward foreign exchange and options contracts are used to hedge a portion of the Group's anticipated foreign currency risks. These contracts have maturities of less than three years after the balance sheet date and consequently the net fair value of the gains and losses on these contracts will be transferred from the cash flow hedging reserve to the income statements at various dates during this period when the underlying exposure impacts earnings. The derivative contracts are carried at fair value, being the market value as quoted in an active market.

The Group's risk management policy for foreign exchange is to hedge forecast transactions for up to three years into the future. The policy only permits hedging of the Group's underlying foreign exchange exposures. The policy prescribes minimum and maximum hedging parameters linked to actual and forecast transactions involving foreign currencies.

Benefits or costs arising from currency hedges for revenue and expense transactions that are designated and documented in a hedge relationship are brought to account in the income statements over the lives of the hedge transactions depending on the effectiveness testing outcomes and when the underlying exposure impacts earnings. For transactions entered into that hedge specific capital or borrowing commitments, any cost or benefit resulting from the hedge forms part of the initial asset or liability carrying value.

When entered into, the Group formally designates and documents the financial instrument as a hedge of the underlying exposure, as well as the risk management objectives and strategies for undertaking the hedge transactions. The Group formally assesses both at the inception and at least monthly thereafter, whether the financial instruments that are used in hedging transactions are effective at offsetting changes in either the fair value or cash flows of the related underlying exposure. Because of the high degree of effectiveness between the hedging instrument and the underlying exposure being hedged, fluctuations in the value of the derivative instruments are generally offset by changes in the fair values or cash flows of the underlying exposures being hedged. Any ineffective portion of a financial instrument's change in fair value is immediately recognised in the income statements and this is mainly attributable to financial instruments in a fair value hedge relationship. Derivatives entered into and not documented in a hedge relationship are revalued with the changes in fair value recognised in the income statements. Virtually all of the Group's derivatives are straightforward over-the-counter instruments in liquid markets.

Also refer to section c) "Derivative financial instruments and hedging activities" contained in this Note for further details.

Translation risk

The financial statements for each of CCA's foreign operations are prepared in local currency. For the purposes of preparing the Group's consolidated financial information, each foreign operation's financial statements are translated into Australian Dollars using the applicable foreign exchange rates as at and for the period ended on the balance sheet date. A translation risk therefore exists on translating the financial statements of CCA's foreign operations into Australian Dollars for the purposes of reporting consolidated Group financial information. As a result, volatility in foreign exchange rates can impact the Group's net assets, net profit and the foreign currency translation reserve.

35. Financial and Capital Risk Management continued

b) Risk factors continued

ii) Foreign currency risk continued

Sensitivity analysis

The first table below shows the effect on net profit and equity after income tax as at balance date from a 10% adverse/favourable movement in exchange rates at that date on a total derivative portfolio basis with all other variables held constant.

A sensitivity of 10% has been selected as this is considered reasonable given the current level of exchange rate and the volatility observed both on a historical basis and market expectations for potential future movement. Comparing the Australian Dollar exchange rate against the United States Dollar, the year end rate of 0.8765 would generate a 10% adverse position of 0.7889 and a favourable position of 0.9642. This range is considered reasonable given over the last five years, the Australian Dollar exchange rate against the United States Dollar has traded in the range of 0.5611 to 0.9400.

The Group's foreign currency risk from the Group's long term borrowings denominated in foreign currency has no significant impact on profit from foreign currency movements as they are effectively hedged.

	CCA Group				CCA Entity			
	Net profit		Equity (cash flow hedging reserve) As at 31 December		Net profit		Equity (cash flow hedging reserve) As at 31 December	
	2007 $M	2006 $M	**2007 $M**	2006 $M	**2007 $M**	2006 $M	**2007 $M**	2006 $M
If foreign currency rates were 10% higher with all other variables held constant – increase/(decrease)	**12.0**	3.7	**(18.6)**	(18.7)	**(1.0)**	3.7	**-**	-
If foreign currency rates were 10% lower with all other variables held constant – increase/(decrease)	**(14.1)**	0.1	**27.1**	18.3	**1.8**	0.1	**-**	-

In regards to translation risk, the following table presents the impact on profit and equity after income tax from a 10% adverse/favourable movement in exchange rates for the financial year, and as at balance date on the net assets of CCA's foreign operations with all other variables held constant –

	CCA Group			
	Net profit		Equity (foreign currency translation reserve) As at 31 December	
	2007 $M	2006 $M	**2007 $M**	2006 $M
If foreign currency rates were 10% higher with all other variables held constant – decrease	**(6.8)**	(2.3)	**(36.5)**	(95.9)
If foreign currency rates were 10% lower with all other variables held constant – increase	**8.2**	2.8	**44.7**	117.2

35. Financial and Capital Risk Management continued

b) Risk factors continued

iii) Commodity price risk

Commodity price risk is the risk arising from volatility in commodity prices in relation to certain raw materials (being mainly sugar and aluminium) used in the business. The Group enters into futures, swaps and option contracts to hedge commodity price risk with the objective of obtaining lower raw material prices and a more stable and predictable commodity price outcome.

The derivative contracts are carried at fair value, being the market value as quoted in an active market or derived using valuation techniques where no active market exists. These models take into consideration assumptions based on market data as at balance date.

Benefits or costs arising from commodity hedges that are designated and documented in a hedge relationship are brought to account in the income statements over the lives of the hedge transaction depending on hedge effectiveness testing outcomes and when the underlying exposure impacts earnings. Any cost or benefit resulting from the hedge forms parts of the carrying value of inventories.

The Group's risk management policy for commodity price risk is to hedge forecast transactions for up to three years into the future. CCA's Strategic Procurement department has a risk management policy framework that manages the risks arising from its commodity based activities. The policy permits hedging of price and volume exposure arising from the raw materials used in its manufacturing of finished goods. The policy prescribes minimum and maximum hedging parameters linked to the forecast purchase transactions.

Sensitivity analysis

The following table shows the effect on equity after income tax as at balance date from a 10% adverse/favourable movement in commodity prices at that date on a total derivative portfolio basis with all other variables held constant.

A sensitivity of 10% has been selected as this is considered reasonable given the current level of commodity prices and the volatility observed both on a historical basis and market expectations for future movement.

	CCA Group Equity (cash flow hedging reserve) As at 31 December		CCA Entity Equity (cash flow hedging reserve) As at 31 December	
	2007 $M	2006 $M	2007 $M	2006 $M
If there was a 10% increase in commodity prices with all other variables held constant – increase	6.7	3.1	-	-
If there was a 10% decrease in commodity prices with all other variables held constant – decrease	(6.7)	(3.1)	-	-

35. Financial and Capital Risk Management continued

b) Risk factors continued

iv) Credit risk

Credit risk is the risk that a contracting entity will not complete its obligations under a financial instrument and cause the Group to make a financial loss. The Group has exposure to credit risk on all financial assets included in the Group's balance sheet. To help manage this risk, the Group –

- has a policy for establishing credit limits for the entities it deals with;
- may require collateral where appropriate; and
- manages exposures to individual entities it either transacts with or enters into derivative contracts with (through a system of credit limits).

The CCA Group and the CCA Entity are exposed to credit risk on financial instruments and derivatives. For credit purposes, there is only a credit risk where the contracting entity is liable to pay the Group in the event of a closeout. The Group has policies that limit the amount of credit exposure to any financial institution. Derivative counterparties and cash transactions are limited to financial institutions that meet minimum credit rating criteria in accordance with the Group's policy requirements.

The Group's credit risk is mainly concentrated across a number of customers and financial institutions. The Group does not have any significant credit risk exposure to a single or group of customers or individual institutions. Approximately 58.4% (2006: 49.0%) of the trade receivables balance as at balance date is reflected by the total of each operation's top five customers.

The financial assets that are neither past due nor impaired are detailed in the tables below –

	Beverage business			Food & Services business	
For the year ended 31 December 2007	**Australia $M**	**New Zealand & Fiji $M**	**Indonesia & PNG $M**	**Australia $M**	**Total CCA Group $M**
Cash assets	**329.3**	**18.4**	**31.1**	**0.9**	**379.7**
Trade and other receivables[1]	**450.3**	**78.1**	**45.1**	**116.0**	**689.5**
Derivatives	**96.9**	**0.2**	**0.5**	**–**	**97.6**
Total CCA Group	**876.5**	**96.7**	**76.7**	**116.9**	**1,166.8**

	Beverage business			Food & Services business			
For the year ended 31 December 2006	Australia $M	New Zealand & Fiji $M	Indonesia & PNG $M	Australia $M	Total continuing operations $M	Discontinued South Korean beverage business $M	Total CCA Group $M
Cash assets	361.5	17.6	17.8	13.7	410.6	25.5	436.1
Trade and other receivables[1]	367.0	70.6	46.5	113.6	597.7	97.9	695.6
Derivatives	49.9	0.1	–	–	50.0	1.0	51.0
Total CCA Group	778.4	88.3	64.3	127.3	1,058.3	124.4	1,182.7

[1] *Excluding amounts due from subsidiaries*

35. Financial and Capital Risk Management continued

b) Risk factors continued

v) Liquidity risk

Liquidity risk includes the risk that the Group cannot meet its financial commitments as and when they fall due.

To help reduce this risk the Group –

- has a liquidity policy which targets a minimum level of committed facilities relative to net debt;
- has readily accessible funding arrangements in place;
- generally use instruments that are tradeable in highly liquid markets; and
- staggers maturities of financial instruments.

The contractual maturity of the Group's fixed and floating rate derivatives, other financial assets and other financial liabilities are shown in the tables below. The amounts presented represent the future undiscounted principal and interest cash flows and therefore do not equate to the values shown in the table found in section a) of this Note.

	CCA Group							
	As at 31 December 2007 Contractual maturity (nominal cash flows)				As at 31 December 2006 Contractual maturity (nominal cash flows)			
	Less than 1 year $M	1 to 2 year(s) $M	2 to 5 years $M	Over 5 years $M	Less than 1 year $M	1 to 2 year(s) $M	2 to 5 years $M	Over 5 years $M
Derivatives - inflows[1]								
Interest rate swaps – pay fixed/receive variable[2]	22.5	22.3	36.4	10.6	11.8	10.0	18.7	7.6
Cross currency swaps – foreign leg (fixed)[3]	43.0	22.5	162.3	609.0	25.1	46.4	154.0	719.1
Cross currency swaps – foreign leg (variable)[3]	1.3	0.9	33.7	-	171.2	1.4	38.6	-
Forward foreign currency contracts[3]	630.9	123.7	38.8	-	592.4	125.4	-	-
Commodities future contracts	3.9	1.8	-	-	6.2	-	-	-
Derivatives - outflows[1]								
Interest rate swaps – pay variable/receive fixed[2]	(6.6)	(6.4)	(12.6)	(2.7)	(3.7)	(3.4)	(6.7)	(2.8)
Cross currency swaps – AUD leg (variable)[3]	(87.8)	(56.0)	(304.7)	(841.4)	(312.4)	(82.0)	(269.3)	(880.0)
Forward foreign currency contracts[3]	(656.2)	(137.7)	(41.6)	-	(601.7)	(131.9)	-	-
Commodities future contracts	(4.5)	(0.4)	-	-	(7.6)	-	-	-
Other financial assets[1]								
Cash assets	379.7	-	-	-	436.1	-	-	-
Trade and other receivables	686.0	1.6	1.3	0.6	677.7	0.9	17.0	-
Other financial liabilities[1]								
Trade and other payables	(436.2)	-	-	-	(491.5)	(2.9)	-	-
Bonds, domestic loans and bank overdrafts	(298.2)	(166.7)	(800.0)	(1,493.6)	(116.8)	(265.9)	(972.3)	(859.2)
Offshore loans	(1.2)	(0.7)	(8.3)	-	(112.3)	-	(184.0)	-

1 For floating rate instruments, the amount disclosed is determined by reference to the interest rate at the last repricing date.

2 Net amount for interest rate swaps for which net cash flows are exchanged. Categorisation of inflows and outflows is based on current variable rates at the balance sheet date.

3 Contractual amounts to be exchanged representing gross cash flows to be exchanged.

35. Financial and Capital Risk Management continued

b) Risk factors continued

v) Liquidity risk continued

CCA Entity

	As at 31 December 2007 Contractual maturity (nominal cash flows)				As at 31 December 2006 Contractual maturity (nominal cash flows)			
	Less than 1 year $M	**1 to 2 year(s) $M**	**2 to 5 years $M**	**Over 5 years $M**	Less than 1 year $M	1 to 2 year(s) $M	2 to 5 years $M	Over 5 years $M
Derivatives – inflows[1]								
Interest rate swaps–pay fixed/receive variable[2]	**21.4**	**21.7**	**36.4**	**10.6**	11.1	9.2	18.3	7.6
Cross currency swaps – foreign leg (fixed)[3]	**43.0**	**22.5**	**162.3**	**609.0**	25.1	43.4	154.0	719.1
Cross currency swaps – foreign leg (variable)[3]	**1.3**	**0.9**	**33.7**	**–**	171.2	1.4	38.6	–
Forward foreign currency contracts[3]	**134.4**	**–**	**–**	**–**	252.6	–	–	–
Derivatives – outflows[1]								
Interest rate swaps – pay variable/receive fixed[2]	**(6.1)**	**(6.1)**	**(12.6)**	**(2.7)**	(3.7)	(3.4)	(6.7)	(2.8)
Cross currency swaps – AUD leg (variable)[3]	**(87.8)**	**(56.0)**	**304.7**	**(841.4)**	(312.4)	(82.0)	(269.3)	(880.8)
Forward foreign currency contracts[3]	**(134.7)**	**–**	**–**	**–**	(252.9)		–	–
Other financial assets[1]								
Cash assets	**319.8**	**–**	**–**	**–**	307.5	–	–	–
Other receivables[4]	**3.5**	**–**	**–**	**–**	6.3	–	1.5	–
Other financial liabilities[1]								
Trade and other payables[4]	**(8.3)**	**–**	**–**	**–**	(0.8)	–	–	–
Bonds, domestic loans and bank overdrafts	**(294.3)**	**(114.5)**	**(798.7)**	**(1,485.5)**	(89.9)	(240.4)	(564.0)	(859.2)

1 For floating rate instruments, the amount disclosed is determined by reference to the interest rate at the last repricing date.

2 Net amount for interest rate swaps for which net cash flows are exchanged. Categorisation of inflows and outflows is based on current variable rates at the balance sheet date.

3 Contractual amounts to be exchanged representing gross cash flows to be exchanged.

4 Excluding amounts due from/to subsidiaries.

35. Financial and Capital Risk Management continued

c) Derivative financial instruments

	Refer Note	CCA Group Fair value 2007 $M	CCA Group Fair value 2006 $M	CCA Entity Fair value 2007 $M	CCA Entity Fair value 2006 $M
Derivative assets – current					
Contracts with positive fair values					
The fair values of derivative financial instruments (debt related) at the end of the financial year designated as fair value hedges are –					
Foreign currency contracts		-	1.0	-	–
Total derivative assets – current (debt related)		–	1.0	–	–
The fair values of derivative financial instruments (non-debt related) at the end of the financial year designated as cash flow hedges are –					
Commodities future contracts		3.9	6.2	–	-
Forward currency contracts		2.1	0.5	–	0.4
Cross currency swaps		-	0.1	–	0.1
Interest rate swaps		1.6	25.2	1.6	24.8
Interest rate options		0.3	1.9	–	1.9
The fair values of derivative financial instruments (non-debt related) at the end of the financial year designated as fair value hedges are –					
Cross currency swaps		-	0.4	–	0.4
The fair values of derivative financial instruments (non-debt related) at the end of the financial year for which hedge accounting has not been applied are –					
Foreign exchange contracts		-	1.0	–	–
Foreign currency options		3.0	0.2	3.0	0.2
Interest rate swaps		1.5	14.5	-	13.8
Interest rate options		1.3	–	1.3	-
Total derivative assets – current (non-debt related)		13.7	50.0	5.9	41.6
Total derivative assets – current	34a)	13.7	51.0	5.9	41.6
Derivative assets – non-current					
Contracts with positive fair values					
The fair values of derivative financial instruments (non-debt related) at the end of the financial year designated as cash flow hedges are –					
Commodities future contracts		1.8	–	-	–
Forward currency contracts		1.4	–	-	–
Foreign currency options		2.5	–	2.5	–
Interest rate swaps		50.2	–	50.2	–
Interest rate options		3.1	–	3.1	–
The fair values of derivative financial instruments (non-debt related) at the end of the financial year designated as fair value hedges are –					
Cross currency swaps		2.8	-	2.8	-
The fair values of derivative financial instruments (non-debt related) at the end of the financial year for which hedge accounting has not been applied are –					
Interest rate swaps		21.8	-	21.8	-
Interest rate options		0.3	–	0.3	–
Total derivative assets – non-current (non-debt related)	34a)	83.9	–	80.7	–
Total derivative assets		97.6	51.0	86.6	41.6

35. Financial and Capital Risk Management continued

c) Derivative financial instruments continued

	Refer Note	CCA Group Fair value 2007 $M	CCA Group Fair value 2006 $M	CCA Entity Fair value 2007 $M	CCA Entity Fair value 2006 $M
Derivative liabilities – current					
Contracts with negative fair values					
The fair values of derivative financial instruments (debt related) at the end of the financial year designated as fair value hedges are –					
Cross currency swaps		**11.1**	88.7	**11.1**	88.7
Total derivative liabilities – current (debt related)		**11.1**	88.7	**11.1**	88.7
The fair values of derivative financial instruments (non-debt related) at the end of the financial year designated as cash flow hedges are –					
Commodities future contracts		**4.5**	7.6	**–**	–
Forward currency contracts		**21.8**	13.0	**–**	12.7
Cross currency swaps		**0.1**	42.0	**0.1**	29.5
The fair values of derivative financial instruments (non-debt related) at the end of the financial year designated as fair value hedges are –					
Cross currency swaps		**–**	4.8	**–**	4.8
The fair values of derivative financial instruments (non-debt related) at the end of the financial year for which hedge accounting has not been applied are –					
Interest rate swaps		**0.7**	13.7	**–**	13.4
Forward currency contracts		**2.9**	–	**2.9**	–
Foreign currency options		**0.9**	–	**0.9**	–
Total derivative liabilities – current (non-debt related)		**30.9**	81.1	**3.9**	60.4
Total derivative liabilities – current	34a)	**42.0**	169.8	**15.0**	149.1
Derivative liabilities – non-current					
Contracts with negative fair values					
The fair values of derivative financial instruments (debt related) at the end of the financial year designated as fair value hedges are –					
Cross currency swaps		**109.3**	70.0	**109.3**	70.0
Total derivative liabilities – non-current (debt related)		**109.3**	70.0	**109.3**	70.0
The fair values of derivative financial instruments (non-debt related) at the end of the financial year designated as cash flow hedges are –					
Commodities future contracts		**0.4**	–	**–**	–
Forward currency contracts		**7.5**	–	**–**	–
Cross currency swaps		**0.7**	–	**0.7**	–
The fair values of derivative financial instruments (non-debt related) at the end of the financial year designated as fair value hedges are –					
Cross currency swaps		**19.9**	–	**19.9**	–
The fair values of derivative financial instruments (non-debt related) at the end of the financial year for which hedge accounting has not been applied are –					
Interest rate swaps		**22.6**	–	**22.6**	–
Total derivative liabilities – non-current (non-debt related)		**51.1**	–	**43.2**	–
Total derivative liabilities – non-current	34a)	**160.4**	70.0	**152.5**	70.0
Total derivative liabilities		**202.4**	239.8	**167.5**	219.1

As noted within the summary of significant accounting policies, derivative financial instruments are initially recognised in the balance sheet at cost and subsequently remeasured to their fair value. Accordingly, there is no difference between the carrying value and fair value of derivative financial instruments at balance sheet date.

36. Related Parties

Parent entity

Coca-Cola Amatil Limited is the parent entity of the Group.

Subsidiaries

Interests in subsidiaries are set out in Note 31.

Key management personnel

Disclosures relating to key management personnel are set out in Note 33, and in the Directors' Report.

Related entities

The Coca-Cola Company (TCCC) directly and through its subsidiary, Coca-Cola Holdings (Overseas) Limited, holds 29.6% (2006: 32.1%) of the Company's fully paid ordinary shares.

Pacific Beverages Pty Ltd, a joint venture entity with SABMiller plc, is held 50% by CCA.

36. Related Parties continued

Transactions with related parties

	CCA Group		CCA Entity	
	2007 $M	2006 $M	2007 $M	2006 $M
Reimbursements and other revenue from –				
Entities with significant influence over the Group				
TCCC and its subsidiaries[1]	**35.5**	36.2	**–**	–
Associates of TCCC	**0.5**	21.2	**–**	–
Joint venture entity[2]				
Service fee	**0.9**	0.1	**–**	–
Subsidiaries				
Management and guarantee fees	**–**	–	**108.4**	438.3
Dividend income	**–**	–	**671.3**	20.5
Finance income	**–**	–	**124.5**	91.5
Purchases and other expense from –				
Entities with significant influence over the Group				
TCCC and its subsidiaries[3]	**736.7**	735.2	**–**	–
Other related parties	**8.9**	12.6	**–**	–
Subsidiaries				
Interest expense	**–**	–	**29.3**	31.4
Amounts owed by –				
Entities with significant influence over the Group				
TCCC and its subsidiaries	**20.6**	18.3	**0.1**	0.3
Associates of TCCC	**–**	0.7	**–**	–
Joint venture entity	**1.7**	3.6	**–**	1.5
Subsidiaries	**–**	–	**2,185.1**	2,029.5
Amounts owed to –				
Entities with significant influence over the Group				
TCCC and its subsidiaries	**151.2**	169.9	**–**	–
Other related parties	**0.8**	1.2	**–**	–
Subsidiaries	**–**	–	**512.1**	481.3

1 Under a series of arrangements, the Group participates with certain subsidiaries of TCCC under which they jointly contribute to the development of the market in the territories in which the Group operates. These arrangements include a regular shared marketing expenses program, under which the Group contributes to certain TCCC incurred marketing expenditure and TCCC contributes to certain marketing expenditure incurred by the Group. Certain subsidiaries of TCCC provide marketing support to the Group, which is in addition to the usual contribution to shared marketing initiatives. This is designed to assist the Group with the necessary development of certain territories. Amounts received are either accounted for as a credit to revenue or as a reduction to expense, as appropriate.

2 Represents the services provided to Pacific Beverages Pty Ltd and its subsidiaries under certain agreements and arrangements agreed between CCA and Pacific Beverages Pty Ltd and its subsidiaries.

3 Represents purchases of concentrates and beverage base for Coca-Cola trademarked products, and finished goods.

Terms and conditions of transactions with related parties

All of the above transactions were conducted under normal commercial terms and conditions.

Outstanding balances at year end are unsecured and settlement occurs in cash.

There have been no guarantees provided or received for any related party receivables. For the financial year ended 31 December 2007, the Group has not raised any allowance for doubtful receivables relating to amounts owed by related parties (2006: nil).

37. Deed of Cross Guarantee

Coca-Cola Amatil Limited and certain subsidiaries as indicated in Note 31 have entered into a Deed of Cross Guarantee with Matila Nominees Pty Ltd which provides that all parties to the Deed will guarantee to each creditor, payment in full of any debt of each company participating in the Deed on winding-up of that company. In addition, as a result of ASIC Class Order No. 98/1418, subsidiaries (other than Coca-Cola Amatil Limited) are relieved from the requirement to prepare financial statements.

Consolidated balance sheets for the closed group	2007 $M	2006 $M
Current assets		
Cash assets	**329.4**	371.4
Trade and other receivables	**521.3**	563.7
Inventories	**538.3**	476.1
Prepayments	**22.3**	20.5
Derivatives	**13.0**	49.8
Total current assets	**1,424.3**	1,481.5
Non-current assets		
Other receivables	**223.3**	44.1
Investment in joint venture entity	**15.8**	1.5
Investments in securities	**999.9**	1,268.3
Investments in bottlers' agreements	**691.7**	691.7
Property, plant and equipment	**945.7**	894.7
Intangible assets	**492.2**	478.2
Prepayments	**8.5**	15.9
Derivatives	**83.9**	–
Total non-current assets	**3,461.0**	3,394.4
Total assets	**4,885.3**	4,875.9
Current liabilities		
Trade and other payables	**740.8**	340.9
Interest bearing liabilities	**171.1**	166.1
Current tax liabilities	**47.8**	27.1
Provisions	**71.6**	49.5
Accrued charges	**273.8**	220.7
Derivatives	**41.8**	169.5
Total current liabilities	**1,346.9**	973.8
Non-current liabilities		
Other payables	**-**	112.7
Interest bearing liabilities	**1,687.2**	1,893.5
Provisions	**12.1**	27.2
Deferred tax liabilities	**118.3**	112.8
Defined benefit superannuation plan liabilities	**15.1**	10.2
Derivatives	**160.4**	70.0
Total non-current liabilities	**1,993.1**	2,226.4
Total liabilities	**3,340.0**	3,200.2
Net assets	**1,545.3**	1,675.7
Equity		
Share capital	**2,027.8**	2,001.1
Shares held by equity compensation plans	**(16.3)**	(15.2)
Reserves	**61.9**	40.3
Accumulated losses	**(528.1)**	(350.5)
Total equity	**1,545.3**	1,675.7

Consolidated income statements for the closed group	2007 $M	2006 $M
Profit before income tax expense	**199.9**	359.6
Income tax expense	**(125.4)**	(95.9)
Profit after income tax expense	**74.5**	263.7
Accumulated losses at the beginning of the financial year	**(350.5)**	(374.6)
Dividends appropriated	**(252.1)**	(239.6)
Accumulated losses at the end of the financial year	**(528.1)**	(350.5)

38. Events after the Balance Date

a) Off-market share buy-back

On 29 January 2008, CCA announced the successful completion of its $170.0 million off-market share buy-back. A total of 21.7 million shares were bought back at a price of $7.84, which represents a 14% discount to the market price (being the volume weighted average price of CCA's ordinary shares on the ASX over the five trading days up to and including 25 January 2008).

The off-market share buy-back has no impact on the Group's financial results for the year ended 31 December 2007, and is not expected to impact on CCA's ability to fully frank its dividends in the future.

b) Pacific Beverages' brewery development

On 8 February 2008, CCA made a media announcement that Pacific Beverages Pty Ltd, the joint venture entity CCA formed with SABMiller plc, will build a boutique premium brewery at Warnervale in the Central Coast region of New South Wales. The brewery, with a capacity of 500,000 hectolitres, is expected to be completed in 2010 and will be jointly funded by CCA and SABMiller plc.

c) Dividend

Since the end of the financial year, the Directors have declared the following dividend –

Class of share	Rate per share ¢	Fully franked per share ¢	Amount $M	Date payable
Ordinary	20.0	20.0	146.8	7 April 2008

The dividend has not been recognised as a liability in the 31 December 2007 financial statements.

Directors' Declaration

In accordance with a resolution of the Directors of Coca-Cola Amatil Limited dated 13 February 2008, we state that –

In the opinion of the Directors –

a) the financial statements, notes and the additional disclosures included in the Directors' Report designated as audited, of the Company and of the consolidated entity, are in accordance with the Corporations Act 2001, including –

   i) giving a true and fair view of the Company's and the consolidated entity's financial position as at 31 December 2007, and of their performance for the year ended on that date; and

   ii) complying with Australian Accounting Standards and the Corporations Regulations 2001; and

b) at the date of this declaration, there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable; and

c) there are reasonable grounds to believe that the Company and the wholly owned subsidiaries identified in Note 31 to the financial statements as being parties to a Deed of Cross Guarantee with Matila Nominees Pty Ltd as trustee, will be able to meet any obligations or liabilities to which they are, or may become, subject by virtue of the Deed.

This declaration has been made after receiving the declarations required to be made to Directors by the Group Managing Director and Chief Financial Officer, in accordance with section 295A of the Corporations Act 2001 for the financial year ended 31 December 2007.

On behalf of the Directors

D.M. Gonski, AC
Chairman
Sydney
13 February 2008

T.J. Davis
Group Managing Director
Sydney
13 February 2008

ERNST & YOUNG

Ernst & Young Centre
680 George Street
Sydney NSW 2000
Australia

GPO Box 2646
Sydney NSW 2001

Tel 61 2 9248 5555
Fax 61 2 9248 5959
DX Sydney Stock Exchange 10172

Independent auditor's report to the members of Coca-Cola Amatil Limited

We have audited the accompanying financial report of Coca-Cola Amatil Limited, which comprises the balance sheet as at 31 December 2007, and the income statement, statement of changes in equity and cash flow statement for the year ended on that date, a summary of significant accounting policies, other explanatory notes and the directors' declaration of the consolidated entity comprising the company and the entities it controlled at the year's end or from time to time during the financial year.

The company has disclosed information as required by paragraphs Aus 25.4 to Aus 25.7.2 of Accounting Standard 124 *Related Party Disclosures* ("remuneration disclosures"), under the heading "Remuneration report" on pages 32 to 62 of the directors' report, as permitted by Corporations Regulation 2M.6.04.

Directors' Responsibility for the Financial Report

The directors of the company are responsible for the preparation and fair presentation of the financial report in accordance with the Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Act 2001*. This responsibility includes establishing and maintaining internal controls relevant to the preparation and fair presentation of the financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances. The directors are also responsible for the remuneration disclosures contained in the directors' report.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. These Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement and that the remuneration disclosures comply with Accounting Standard AASB 124 *Related Party Disclosures*.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, we consider internal controls relevant to the entity's preparation and fair presentation of the financial report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal controls. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

ERNST & YOUNG

Ernst & Young Centre
680 George Street
Sydney NSW 2000
Australia

GPO Box 2646
Sydney NSW 2001

Tel 61 2 9248 5555
Fax 61 2 9248 5959
DX Sydney Stock
Exchange 10172

Independent auditor's report to the members of Coca-Cola Amatil Limited continued

Independence

In conducting our audit we have met the independence requirements of the *Corporations Act 2001*. We have given to the directors of the company a written Auditor's Independence Declaration, a copy of which is included in the directors' report. In addition to our audit of the financial report and the remuneration disclosures, we were engaged to undertake the services disclosed in the notes to the financial statements. The provision of these services has not impaired our independence.

Auditor's Opinion

In our opinion:

1. the financial report of Coca-Cola Amatil Limited is in accordance with the *Corporations Act 2001*, including:
   (i) giving a true and fair view of the financial position of Coca-Cola Amatil Limited and the consolidated entity at 31 December 2007 and of their performance for the year ended on that date; and
   (ii) complying with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Regulations 2001*.
2. the remuneration disclosures under the heading "Remuneration report" that are contained on pages 32 to 62 of the directors' report comply with Accounting Standard AASB 124 *Related Party Disclosures*.

Ernst & Young

Trent van Veen
Partner
Sydney
13 February 2008

Coca-Cola

COCA-COLA AMATIL

Coca-Cola Amatil Limited
ABN 26 004 139 397
71 Circular Quay East
GPO Box 145
Sydney NSW 2000
Telephone: (612) 9259 6130
Facsimile: (612) 9259 6233
Web: www.ccamatil.com

File Number: 82.2994

13 February 2008

United States Securities
and Exchange Commission
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549

Dear Sirs

Enclosed herewith for your information pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934 is a copy of an announcement released today.

Yours faithfully

G. T. FORSTER
COMPANY SECRETARY

12-31-07
AR/S

ASX Listing Rule 4.3A

RECEIVED 2008 MAR 14 A 4:20

COCA-COLA AMATIL

A.B.N. 26 004 139 397

Australian Securities Exchange Listing Rules Disclosure

Preliminary Final Report

For the financial year ended 31 December 2007

Contents | **Page**

The information contained in this Report is to be read in conjunction with the last annual report and any announcements to the market by Coca-Cola Amatil Limited during the period.

CCA will host a presentation to analysts and media on 13 February 2008 at 11:00am, which will be webcast (www.ccamatil.com) with all presentation material posted to CCA's website. A replay of the presentation, including the question and answer session, will be available on the website.

For more information about Coca-Cola Amatil, please visit www.ccamatil.com

For further information, please contact:

Analysts – Paul Irving / Kristina Devon +61 2 9259 6185

Media – Sally Loane +61 2 9259 6797

Coca-Cola Amatil Limited

A.B.N. 26 004 139 397

Preliminary Final Report

For the financial year ended 31 December 2007
compared to the prior financial year ended 31 December 2006

Results for Announcement to the Market

Group results				
Total revenue ($M)[1]	up	1.9%	to	4,524.3
Earnings before interest, tax and significant items ($M)[2]	**up**	**12.5%**	to	**653.1**
Earnings before interest and tax ($M)[2]	**up**	**10.1%**	to	**593.7**
Profit after tax attributable to members (before significant items)[3] ($M)	**up**	**13.2%**	to	**366.3**
Profit after tax attributable to members ($M)	**up**	**10.0%**	to	**310.7**
Net profit for the period attributable to members ($M)	**up**	**10.0%**	to	**310.7**

Group results – continuing operations				
Trading revenue ($M)	up	8.0%	to	3,931.8
Total revenue ($M)[1]	up	8.6%	to	4,041.8
Earnings before interest and tax ($M)[2]	**up**	**15.3%**	to	**648.4**
EBIT margin on trading revenue	up	1.1 points	to	16.5%
Profit after tax attributable to members ($M)	**up**	**17.2%**	to	**367.6**
Net profit for the period attributable to members ($M)	**up**	**17.2%**	to	**367.6**

Group ratios				
Earnings per share (continuing operations)[4 & 5]	**up**	**16.5%**	to	**48.8¢**
Earnings per share[4 & 5]	**up**	**9.5%**	to	**41.3¢**
Free cash flow ($M) (continuing operations)[5]	**down**	**67.0**	to	**223.5**
Free cash flow ($M)[5]	**down**	**0.6**	to	**271.0**
Return on average capital employed (continuing operations)[5]	**up**	**2.3 points**	to	**22.0%**
Return on average capital employed[5]	**up**	**2.7 points**	to	**19.0%**
Net debt to book equity	down	29.5 points	to	111.6%
Net debt to capital employed	**down**	**5.8 points**	to	**52.7%**
Capital expenditure to trading revenue (continuing operations)[5]		unchanged	at	7.2%
Capital expenditure to trading revenue[5]	up	0.3 points	to	6.8%
EBIT interest cover (before significant items)	up	0.7 times	to	4.7 times

		2007 $M	2006 $M
1	*Total revenue is attributable to –*		
	Continuing operations	*4,041.8*	*3,722.4*
	Discontinued operation	*482.5*	*718.6*
		4,524.3	*4,441.0*
2	*Refer to Note 2 of the financial report for further details.*		
3	*Profit after tax (before significant items) is attributable to –*		
	Continuing operations	*367.6*	*313.6*
	Discontinued operation	*(1.3)*	*9.9*
		366.3	*323.5*
	Refer to Note 2 of the financial report for further details on significant items.		

4 Earnings per share is based on weighted average shares of 753.1 million for the 2007 financial year and 749.2 million for the 2006 financial year.

5 Refer to Note 7 of the financial report for further details.

Dividends	Amount per security	Fully franked amount per security at 30% tax rate
Final dividend	20.0¢	20.0¢
Previous corresponding period	18.0¢	18.0¢
The record date for determining entitlements to the dividend	**Friday, 22 February 2008**	

HIGHLIGHTS OF 2007 FULL YEAR RESULTS

$A million	**2007**	**2006**	*% Change*
Continuing Operations			
Trading revenue – Beverage business	**3,345.6**	3,086.0	8.4
Volume (million unit cases)	***504.0***	*486.8*	*3.5*
Revenue per unit case	***$6.64***	*$6.34*	*4.7*
Trading revenue – Food & Services	**586.2**	555.6	5.5
EBIT	**648.4**	562.5	*15.3*
Net profit	**367.6**	313.6	*17.2*
Net profit (discontinued operation – South Korea)	**(1.3)**	9.9	*N/A*
Reported net profit (before significant items)	**366.3**	323.5	*13.2*
Significant items	**(55.6)**	(41.1)	*N/A*
Net profit (after significant items)	**310.7**	282.4	*10.0*
EPS (before significant items, cents)	**48.6**	43.2	*12.5*
EPS (after significant items, cents)	**41.3**	37.7	*9.5*
Dividends per share (cents)	**35.5**	32.5	*9.2*

Coca-Cola Amatil (CCA) delivered a record net profit after tax for the 2007 full year of $366.3 million, before significant items, representing an increase of $42.8 million or 13.2% on 2006.

On a continuing operations basis, CCA delivered a record net profit after tax for the 2007 full year of $367.6 million, representing an increase of 17.2% on 2006, while earnings before interest and tax (EBIT) increased by $85.9 million, or 15.3%, to $648.4 million. The strong performance delivered in the first half of 2007 was repeated in the second half. On a continuing operations basis, EBIT for the second half increased by 16.7% on trading revenue growth of 6.6% and volume growth of 3.7%.

CCA's Group Managing Director, Mr Terry Davis said, "CCA's profit result has been achieved through the strong performance of the Australian and New Zealand beverage businesses, an excellent result from Indonesia and a solid contribution from our emerging alcohol business. The result has been driven by improved pricing and product mix, a number of successful new product launches, and the incremental earnings generated by our significant capital investment program and the Trans-Tasman business integration."

Earnings per share (EPS), before significant items, increased by 12.5% to 48.6 cents per share, while on a continuing operations basis EPS increased by 16.5% to 48.8 cents per share. The final dividend, fully-franked, has been increased from 18.0 cents to 20.0 cents per share, representing an increase of 11.1%. This takes the dividend for the full year to 35.5 cents per share, an increase of 9.2%, also fully-franked.

The highlight of the year was the continued strong volume and revenue growth. "Excluding South Korea, CCA achieved beverage volume growth of 3.5% which was an excellent result given Australia and New Zealand were cycling the launch of Coke Zero in the first half of 2006. Beverage revenues increased by 8.4%, and by 4.7% on a per unit case basis, driven by good price realisation in all countries", Mr Davis said.

CCA also delivered an excellent cash flow result for the year, with operating cash flow increasing by \$55.5 million to \$523.9 million primarily as a result of improved earnings.

Return on average capital employed (ROCE) also materially improved, increasing to 19.0% from 16.3% in December 2006. Mr Davis said, "The significant improvement in ROCE was primarily due to the strong underlying earnings growth in the business and the part-year impact of the reduction in CCA's capital employed as a result of the sale of the South Korean business in October 2007."

COST OF GOODS SOLD
Higher commodity input costs continued to impact on CCA's beverage manufacturing cost base. On a constant currency basis and excluding South Korea, beverage cost of goods sold (COGS) per unit case increased by 6.3% for both the second half and the full year, driven by the higher cost of aluminium and PET resin, partially offset by a stronger Australian dollar.

On a continuing operations basis total COGS for the year increased by \$139.9 million or 8.5%.

SOUTH KOREA DISPOSAL
As previously disclosed, CCA completed the sale of its South Korean business to LG Household & Health Care Ltd (LGH&H) on 24 October 2007 for \$520 million including net debt. The final loss on disposal after income tax expense was \$49.4 million, or \$46.3 million on a pre tax basis. This amount has been recognised as a significant item for 2007. Of the net sale proceeds, an amount of \$38.6 million is held in escrow. In October 2008, the remaining escrow amount, less any amounts attributable to unresolved claims, is to be received by CCA and by April 2009, CCA will receive any remaining escrow amount.

PACIFIC BEVERAGES BREWERY DEVELOPMENT
Pacific Beverages, CCA's 50:50 alcohol joint venture with SABMiller plc, intends to establish a boutique premium brewery at Warnervale in New South Wales in order to further accelerate its premium beer strategy. The brewery site, when completed, will enable Pacific Beverages to materially increase production of Bluetongue to meet increased national demand, while also providing capacity for the potential production of other Australian premium beer brands. The brewery, with a capacity of 500,000 hectolitres, is expected to be completed during 2010 and will be jointly funded by CCA and SABMiller.

COMPLETION OF OFF-MARKET SHARE BUY-BACK
As previously announced, CCA successfully completed its off-market share buy-back on 29 January 2008. A total of 21.7 million shares, or approximately 2.9% of CCA's issued shares, were bought back at a price of \$7.84, representing a maximum 14% discount to the applicable market price. Due to the positive tender response, a significant scale-back of approximately 60% was applied.

Mr Davis said, "We are very pleased with the outcome of CCA's \$170 million off-market share buy-back. Very strong demand resulted in the maximum allowable discount being applied to the market price, and therefore a greater number of CCA's shares being bought back, resulting in a greater ongoing earnings per share accretion."

2007 STRATEGIC REVIEW UPDATE

As a consequence of CCA's Strategic review undertaken in April 2007, the company established four primary business drivers:

1. Grow CCA's share of non-alcoholic beverages by continued expansion of the product portfolio;
2. Broaden the beverage portfolio into the highly profitable alcoholic beverages market in Australia and New Zealand;
3. Actively review ownership options for the South Korean business, while maintaining its commitment to Indonesia, PNG and Fiji; and
4. Undertake a major IT infrastructure development to re-engineer business processes and create a world-class operating system.

Considerable progress has been made during 2007 in relation to these initiatives, most notably the successful divestment of the South Korean business in October 2007 and the development of the alcohol portfolio.

"By any measure, CCA has delivered in 2007 against all of our primary business drivers", Mr Davis said. "We have continued to expand our non-alcoholic beverage portfolio with a number of successful new product launches, including Goulburn Valley premium juice, smoothies and fresh flavoured milk, the Kirks Sugar Free range, Pumped flavoured water and new Powerade Isotonic flavours."

"In alcohol, we launched our three core premium beers in New Zealand in October. Miller Chill was launched in Australia in November, the first significant beer innovation in Australia for many years, and we also successfully launched Jim Beam & Zero Sugar Cola in September", Mr Davis said.

CCA's rapidly-growing alcohol business generated over $300 million in revenue[1] in 2007 from the sale of Pacific Beverages' premium beers and the Maxxium spirits portfolio. The business also delivered solid incremental earnings to CCA including contract manufacturing revenue on the Jim Beam alcoholic ready-to-drink range, various Maxxium sales incentives and the premium beer sales by Pacific Beverages. In addition, CCA's overheads were spread over a larger revenue base.

Additional capital investment of approximately $14 million in Indonesia in the last two years in new can, PET and hot-fill capacity continued to drive profitable growth in the modern food store channel.

The integration of CCA's Australian and New Zealand beverage businesses delivered savings in 2007 of over $10 million from improved revenue management initiatives and procurement savings. Further opportunities have been identified in raw materials and indirects procurement, joint new product development and the sharing of best-practice technical innovation, all of which will be accelerated in 2008.

CCA's investment in a new technology platform across Australia and New Zealand is expected to deliver many process and operating efficiencies. The development, with implementation commencing later in 2008, will be phased in over a number of years and is expected to materially lower CCA's cost of doing business and deliver operating efficiency gains as the platform for the introduction of shared services across the CCA group.

1. Includes Maxxium revenue which is not reported in CCA accounts. Maxxium distribution commenced April 2007.

CCA GROUP EBIT SUMMARY – CONTINUING OPERATIONS

$A million	2007	2006	% Change
Beverages			
Australia	**446.0**	397.3	*12.3*
New Zealand & Fiji	**77.8**	65.1	*19.5*
Indonesia & PNG	**36.8**	17.6	*109.1*
Total Beverages	**560.6**	480.0	*16.8*
Food & Services	**87.0**	82.8	*5.1*
Pacific Beverages – share of net profit/(loss)	**0.8**	(0.3)	*N/A*
EBIT	**648.4**	562.5	*15.3*

- **Australia** achieved an excellent result with EBIT growth of 12.3% on strong trading revenue and volume growth of 9.1% and 2.6% respectively. The result was achieved by CCA's continued focus on new product and package innovation and price realisation, and was supported by the emerging alcohol business.

- **New Zealand & Fiji** recovered from a difficult 2006 trading year to deliver a record EBIT growth of 19.5% on revenue growth of 9.1% and volume growth of 1.5%. This was an excellent result given the business was cycling the successful launch of Coca-Cola Zero in New Zealand in the first half of 2006.

- **Indonesia & PNG** – The region more than doubled EBIT to $36.8 million, with strong volume growth of 7.3% and revenue growth of 4.5% as the economic recovery in Indonesia that commenced in the second half of 2006 continued throughout 2007.

- **Food & Services** delivered EBIT growth of 5.1% on revenue growth of 5.5%, which was a solid result and was achieved despite the continuing impact on SPC Ardmona of the drought, increased commodity prices and increased competition from imported packaged fruit and vegetable products.

- **Pacific Beverages JV** – Pacific Beverages achieved strong penetration with its premium beer brands particularly Peroni Nastro Azzurro and Miller Genuine Draft, achieving volume growth of more than 150% over 2006 when the brands were under other distribution arrangements.

MANAGEMENT CHANGES

As a result of the divestment of the South Korean business in October 2007 and the merging of CCA's Australian and New Zealand businesses, the reduced geographic spread of CCA has increased the concentration of group earnings in Australia & New Zealand.

This has created the opportunity to streamline CCA's senior finance function and remove duplication. As a result CCA, in conjunction with Group Chief Financial Officer John Wartig, has reviewed its corporate management support requirements and advises that the role of Group Chief Financial Officer will be split into two roles, Chief Financial Officer – Operations and Chief Financial Officer – Statutory & Compliance.

Given the changing scope of CCA and the proposed finance reorganisation, John Wartig has decided to leave the Company at the end of March 2008. The Board of CCA would like to thank John for his contribution to the Company during the last four years and wishes him well in his future endeavours.

A number of other changes will be progressively implemented during 2008 in order to reduce costs and further streamline CCA's operating structure.

The Chief Financial Officer - Operations role will be assumed by Ms Nessa O'Sullivan, currently the Chief Financial Officer for the Australasian beverage businesses. Nessa joined CCA in 2005 after almost 12 years at Yum! Restaurants International where she held senior roles in finance, strategic planning and IT, including 5 years as CFO of its Australia/New Zealand region.

The Chief Financial Officer – Statutory & Compliance will be assumed by CCA's current Group Financial Controller, Mr Ken McKenzie, a long-standing CCA senior finance manager of 23 years.

SYDNEY HEAD OFFICE RELOCATION AND FOOD & SERVICES DIVISION RESTRUCTURE

CCA intends to relocate its Sydney head office during 2010 to more suitable modern premises in North Sydney. To facilitate this, the Company has entered into an agreement to vary its Macquarie Street, Sydney, lease prior to expiry, for which CCA will receive a one-off payment in the first quarter of 2008.

Recognising the need to further reduce its cost base given the severe drought in the Goulburn Valley, the Food & Services Division has also restructured its operations, resulting in the redundancy of approximately 65 permanent employees across the Division, including approximately 40 from SPC Ardmona which was announced on 30 January 2008.

It is expected that the Sydney head office lease variation payment and CCA's ongoing lower cost base will fully offset the redundancy and other restructure costs incurred during 2008.

The Group Managing Director of CCA, Mr Terry Davis said, "The management changes and other restructuring is designed to provide more accountability and autonomy at the business unit level and is a continuation of our goal to flatten the organisation structure and to further reduce the number of touch points across the Group."

FINANCIAL COMMENTARY

CAPITAL EMPLOYED

$A million	2007	2006	$ Change
Working capital	**895.8**	797.8	*98.0*
Property, plant & equipment	**1,302.6**	1,499.9	*(197.3)*
IBAs & intangible assets	**1,441.6**	2,001.3	*(559.7)*
Deferred tax liabilities	**(153.3)**	(327.9)	*174.6*
Derivatives – non-debt	**15.6**	(31.1)	*46.7*
Other net assets / (liabilities)	**(454.3)**	(394.7)	*(59.6)*
Capital Employed	**3,048.0**	3,545.3	*(497.3)*
Return on average capital employed (ROCE) % [1]	**19.0%**	16.3%	*2.7 pts*

Group capital employed decreased by $497.3 million since December 2006, primarily due to the reduction in the trading asset base, a result of the divestment of the South Korean business.

Working capital increased by $98 million primarily due to higher trade receivables resulting from increased trading activity; the inclusion of the $38 million escrow amount in respect of the South Korean sale as a receivable; and higher inventory levels in Australia and SPC Ardmona.

Higher inventory levels were carried in November and December in Australia to provide higher levels of service to CCA's customers over the Christmas period. Significant improvements were made in out-of-stocks, return rates and delivery performance. CCA's quality score in Australia also placed the Company in the top ten for Coca-Cola bottlers in the world.

The net reduction in property, plant & equipment (PP&E) of $197.3 million was driven by the sale of the South Korean business. There was, however, an increase in Australian PP&E due to the automated warehouse development and increased beverage production capacity.

All other material movements in bottling agreements & other intangible assets, deferred income tax liability, derivatives – non-debt and other net assets / (liabilities), were as a result of the sale of the South Korean business in October 2007.

Group ROCE increased by a very strong 2.7 percentage points to 19.0% from the full year 2006 result of 16.3% primarily due to the strong growth in earnings and the impact of the part-year reduction in capital employed as a result of the disposal of the South Korean business.

[1] Before significant items

NET DEBT & INTEREST COVER

$A million	2007	2006	$ Change
Net debt			
Interest bearing liabilities	**1,866.6**	2,355.9	*(489.3)*
Derivatives – debt related	**120.4**	157.7	*(37.3)*
Trade & other receivables – non-current	**-**	(2.9)	*2.9*
Less: Cash assets	**(379.7)**	(436.1)	*56.4*
Net Debt (as at 31 December 2007)	**1,607.3**	2,074.6	*(467.3)*
Net debt / capital employed	**52.7%**	58.5%	*(5.8 pts)*
Net debt / equity	**111.6%**	141.1%	*(29.5 pts)*
Interest cover (EBIT [1] / net interest)	**4.7x**	4.0x	*0.7x*

Net debt was significantly reduced during the year primarily as a result of the continued strong operating cash flow and the receipt of the net proceeds from the sale of the South Korean business. CCA has total committed debt facilities of approximately $2,200 million with an average maturity of 6.5 years, with total net debt of $1,607.3 million as at 31 December 2007.

Following the sale of South Korea, CCA's financial ratios have been further strengthened and the Company remains in a very strong position to continue the development of its multi-beverage strategy in 2008. EBIT[1] interest cover increased from 4.0 times at 31 December 2006 to 4.7 times at year end. CCA expects to be able to maintain an EBIT interest cover of 4.0 to 5.0 times in 2008.

1. Before significant items

CAPITAL EXPENDITURE

	2007	2006	% Change
Capital expenditure / trading revenue			
Australia	**5.4%**	2.8%	*2.6 pts*
New Zealand & Fiji	**10.6%**	14.0%	*(3.4 pts)*
Indonesia & PNG	**7.1%**	8.2%	*(1.1 pts)*
Food & Services	**12.0%**	18.8%	*(6.8 pts)*
South Korea	**3.8%**	2.5%	*1.3 pts*
CCA Group	**6.8%**	6.5%	*0.3 pts*

Capital expenditure increased by $19.3 million to $300.3 million or 6.8% of trading revenue. The increase in capex in Australia was primarily due to the first stage of construction of the new automated warehouse facility at the Northmead manufacturing operation, additional beverage can capacity in South Australia and New South Wales, a new hot-fill beverage line in Queensland and the initial spend on the development of the SAP integrated systems project announced in April 2007.

The decrease in the Food & Services Division capital expenditure was due to cycling the high first half 2006 investment in cold drink equipment for the Australian beverage operations and the completion of the warehouse at SPC Ardmona. The reduction in New Zealand & Fiji is largely due to the increased capital expenditure in the first half of 2006 on the automated warehouse project in Auckland, while the reduction in Indonesia & PNG reflects a similar first half 2006 up-weighted investment in cold drink equipment and returnable containers.

CCA remains committed to a significant capital investment program in order to drive organic growth. Major infrastructure projects, including the Melbourne, Sydney and Auckland automated distribution centres and increased beverage production capacity across all regions further strengthen the growth capability of the business.

Major infrastructure and production capacity projects commenced or completed by CCA in 2006 and 2007 include the following:

Project spend to date ($A million)	2007	2006	TOTAL
Automated warehouses			
Sydney	47.7	24.8	72.5
Auckland	30.3	41.4	71.7
Production capacity			
Australia	51.5	32.5	84.0
New Zealand	12.2	0.2	12.4
Indonesia	10.4	3.6	14.0
Food & Services	7.8	2.7	10.5
TOTAL	**159.9**	**105.2**	**265.1**

CASH FLOW

$A million	2007	2006	*$ Change*
EBIT (before significant items)	**653.1**	580.5	*72.6*
Depreciation & amortisation	**176.8**	201.2	*(24.4)*
Cash impact of Significant Items	**11.9**	(41.1)	*53.0*
Change in working capital	**(98.0)**	(69.2)	*(28.8)*
Net Interest paid	**(139.8)**	(150.9)	*11.1*
Taxation paid	**(141.5)**	(129.4)	*(12.1)*
Other	**61.4**	77.3	*(15.9)*
Operating cash flow	**523.9**	468.4	*55.5*
Capital expenditure	**(300.3)**	(281.0)	*(19.3)*
Proceeds from sale of PPE & other	**47.4**	84.2	*(36.8)*
Free cash flow	**271.0**	271.6	*(0.6)*

Operating cash flow was very strong, increasing by $55.5 million to $523.9 million, with much of the improvement driven by improved earnings.

Free cash flow remained very strong at $271.0 million. Higher levels of capital expenditure and the cycling of the sale of properties in Australia and South Korea in 2006 drove the broadly flat free cash flow result.

SIGNIFICANT ITEMS – SOUTH KOREA

For 2007, CCA reported significant item charges of $59.4 million before tax and $55.6 million after tax in relation to the 2006 extortion threat and impairment of the South Korean business in the first half and the disposal of the business in the second half.

2007 $A million	Pre-tax	Post-tax
First Half 2007		
Impairment	(25.0)	(18.1)
Extortion recall & brand rehabilitation costs	(1.9)	(1.9)
Second Half 2007		
Brand rehabilitation costs	(0.2)	(0.2)
Insurance claim proceeds	14.0	14.0
Loss on divestment	(46.3)	(49.4)
Total	**(59.4)**	**(55.6)**

During the first half, CCA took an impairment charge of $25.0 million before tax ($18.1 million after-tax) against the carrying value of the South Korean investment in bottlers' agreement and a net charge during the first half of $1.9 million (pre and post tax) in relation to the extortion attempt made in July 2006 in South Korea. During the second half, CCA settled the insurance claim in relation to the extortion attempt and received a final payment of $14.0 million, offset by $0.2 million in additional brand rehabilitation costs.

The loss on disposal of the South Korean business in October 2007 of $46.3 million pre-tax ($49.4 million post-tax) and has been recognised as a significant item in the second half.

DIVIDEND

Cents per share	2007	2006	*Change*
Final Dividend per Share (cents)	**20.0**	18.0	*11.1%*
Total Dividends per Share (cents)	**35.5**	32.5	*9.2%*
Franking	**100%**	100%	*N/A*
Payout ratio (before significant items)	**73.0%**	75.4%	*(2.4 pts)*

The final dividend has been increased by 11.1% to 20.0 cents per share fully franked, at the 30% corporate tax rate, while the total dividends paid for 2007 has grown by 9.2% to 35.5 cents per share, also fully franked.

The Record Date for determining dividend entitlements is 22 February 2008 and the final dividend will be paid on 7 April 2008. CCA continues to expect that it will be able to fully frank its dividends for the foreseeable future.

OUTLOOK FOR 2008

The priorities for 2008 will be the continued expansion of CCA's non-alcoholic and premium alcoholic beverage portfolio and further realising the benefits of its Trans-Tasman business integration program. This will be achieved through significant capital and technology investments in Australia and New Zealand in cold drink equipment, automated warehousing, systems infrastructure and increased beverage production capacity.

"Following the divestment of the South Korean business, CCA is in a very strong position to execute against these priorities. Our strategy to focus on organic growth over the last two years has proven to be the correct path and the Company remains on track to continue the expansion of its multi-beverage strategy in 2008", Mr Davis said.

CCA's balance sheet is also very strong, with EBIT interest cover of 4.7 times at year end.

Higher aluminium and PET input costs will continue to drive higher beverage COGS per unit case in 2008, albeit at a lower rate of increase than for the previous two years. Based on current forward commodity prices and CCA's prevailing hedge book, CCA expects the beverage COGS per unit case to moderate in 2008 with an increase by approximately 3 to 4% on a constant currency basis. This also includes an increase of approximately 1% to 2% due to mix for the full year as CCA's premiumisation strategy drives a higher value and higher cost product mix.

Capital expenditure for the full year 2008 is expected to be approximately 7% of revenue, including approximately 1 to 2% for infrastructure expenditure related to the commencement of construction of the high-bay warehouse at Eastern Creek and the SAP technology project.

CCA's 2008 effective tax rate is expected to approximate the Australian corporate tax rate of 30%.

A first half 2008 trading and profit update will be provided at CCA's annual general meeting on Thursday 15 May 2008.

OPERATIONS REVIEW

AUSTRALIA – BEVERAGES

$A million	2007	2006	*Change*
Trading revenue	**2,399.5**	2,198.9	*9.1%*
Revenue per unit case	$7.53	$7.08	*6.4%*
Volume (million unit cases)	318.6	310.4	*2.6%*
EBIT	**446.0**	397.3	*12.3%*
EBIT margin	**18.6%**	18.1%	*0.5 pts*
Capital expenditure / trading revenue	**5.4%**	2.8%	*2.6 pts*

Australia delivered an outstanding result with trading revenue increasing by 9.1% and revenue per unit case by 6.4%, which drove a 12.3% increase in EBIT to $446.0 million and an increase in EBIT margin by 0.5 percentage points from 18.1% to 18.6%. This strong result was primarily due to good volume growth and price realisation as a result of CCA's continued focus on new product and package innovation. The result was also achieved despite the continued impact on earnings of higher commodity input costs, particularly higher aluminium and PET resin prices which drove an increase in beverage COGS per unit case of over 6%.

For the second half, increased demand drove very strong earnings growth of 16.7% on revenue growth of 9.6% and volume growth of 4.2%.

CCA's continued investment in new higher value premium products and packages such as Brand Coke in 385ml glass and slim line cans, Powerade Isotonic, and Pumped flavoured water delivered strong growth for the year as consumers responded positively to CCA's increased range of premium brand and pack combinations.

In sparkling beverages, Brand Coke in the iconic glass contour bottle achieved very strong volume growth of over 27% driven by the launch during the year of the 385ml glass bottle, while Brand Coke overall maintained volume which was an excellent result given the business was cycling the successful launch of Coca-Cola Zero in 2006. CCA's share of the cola category in food stores remained strong at 76%, while the average retail price premium to CCA's main competitor, Pepsi, increased to 33%[1].

CCA's non-cola flavours Fanta, Sprite and Lift together delivered solid volume growth of 4.1%, Deep Spring achieved growth of 7.1% while Kirks achieved strong volume growth of 13.2% as a result of the successful launch during the year of the Kirks Sugar-Free range.

Consistent with CCA's strategy to broaden its beverage portfolio, good volume growth was also achieved across the Company's still beverages, led by CCA's premium water brands Mount Franklin, Pump and Pumped with 9.6% growth, Powerade with 7.4% growth, and Nestea which achieved excellent volume growth of 34.4%. In September 2007, CCA also successfully launched Goulburn Valley fresh flavoured milk in Western Australia which further leveraged the "Goulburn Valley" brand into other premium beverages.

CCA's emerging alcohol business delivered a solid earnings contribution for the year. The Company's $10 million investment in a new production line in South Australia for the Maxxium Jim Beam manufacturing contract established a solid platform for growth with strong volume growth for the Jim Beam & Cola alcoholic ready-to-drink (ARTD) range and the successful launch in September of Jim Beam & Zero Sugar Cola. CCA will invest an additional $10 million in 2008 in a second ARTD manufacturing line in Queensland to further drive CCA's alcohol strategy.

1. Australia Scan, MAT 31 December 2006 to 31 December 2007

The merging of CCA's Australian and New Zealand beverage businesses delivered approximately $10 million of earnings for the year, of which over $6 million was delivered in the second half, from improved revenue management initiatives and procurement savings. Additional opportunities have been identified in raw materials and indirects procurement, joint new product development and the sharing of technical innovation. These projects will be accelerated in 2008 to drive business process improvement and to accelerate new product and package innovation.

Capital investment of almost $120 million was undertaken in Australia, an increase of over $40 million on the prior year. Major investments included the NSW automated warehouse, scheduled for completion in late 2008, and new beverage production capacity in NSW, Queensland and South Australia with a focus on increasing production capability in each state to support increased customer demand and improved customer service levels, while generating significant inter-state freight savings.

Taken together, CCA's alcohol business, Trans-Tasman business integration and capital investment program delivered incremental earnings to the business in 2007 of approximately $20 million, or just over 4%, notwithstanding that a number of the capital projects, including the NSW automated warehouse are still to fully contribute to earnings.

NEW ZEALAND & FIJI

$A million	2007	2006	Change
Trading revenue	**454.3**	416.3	*9.1%*
Revenue per unit case	$6.81	$6.34	*7.4%*
Volume (million unit cases)	66.7	65.7	*1.5%*
EBIT	**77.8**	65.1	*19.5%*
EBIT margin	**17.1%**	15.6%	*1.5 pts*
Capital expenditure / trading revenue	**10.6%**	14.0%	*(3.4 pts)*

The region delivered strong EBIT growth of 19.5% for 2007 on revenue growth of 9.1% and volume growth of 1.5%.

New Zealand

After a difficult trading year in 2006, the New Zealand business recovered well, delivering a record result for 2007 with local currency EBIT increasing by 20.4% on volume growth of 2.0%. The result was driven by the continued strong performance of Coke Zero, a significant increase in water sales, and strong growth in Powerade. In local currency, sales revenue increased by 7.5%, or by 5.4% on a per unit case basis, while New Zealand's EBIT margin increased by 1.9 percentage points to 17.6%. Higher commodity input costs continued to impact on the product cost base, with local currency COGS increasing by over 6% for the year, or by over 4% on a per unit case basis.

CCA's water and sports brands continued to perform well with Pump and Kiwi Blue growing volume by 11.7% while Powerade grew by 40% as a result of the launch of Powerade Isotonic and the successful association with the All Blacks during the 2007 Rugby World Cup. Coke Zero also continued to gain share growing volume by 12%, while volume in the cola category was maintained in line with 2006, which was a significant achievement given the business was cycling the successful launch of Coke Zero in 2006.

In non-cola flavours, Sprite Zero was a standout performer, growing volume by 23% while Deep Spring, successfully re-launched during the year, grew volume by over 50%. New Zealand's own L&P also continued to perform well, increasing volume by over 15% as a result of the successful L&P Centenary Celebration campaign.

CCA invested NZD 9.7 million during the second half in a new alcoholic ready-to-drink production line at its Auckland plant. Manufacture of the Jim Beam and Cola range commenced in November and delivered a small contribution to earnings in 2007. During the year, the business also acquired the Café Direct coffee business and commenced the distribution of Pacific Beverages' premium beer portfolio.

The NZD79 million, fully-automated distribution centre was also completed on budget in November and is on track to be fully operational by March 2008. This project will generate material efficiency savings while significantly enhancing New Zealand's customer service capability.

Fiji

Fiji delivered local currency EBIT growth of 6.8% on revenue growth of 4.3%, which was an excellent result given the uncertain economic and political conditions as a result of the 2006 coup. In local currency, revenue per unit case increased by 8.5%. Commodity driven cost of goods sold increases continued to impact earnings, with local currency COGS per unit case increasing by over 10%. However, price realisation and mix improvement initiatives, and successful new product launches such as Coke Zero enabled the business to deliver solid earnings improvement for the year.

INDONESIA & PNG

$A million	2007	2006	*Change*
Trading revenue	**491.8**	470.8	*4.5%*
Revenue per unit case	$4.14	$4.25	*(2.6%)*
Volume (million unit cases)	118.7	110.7	*7.2%*
EBIT	**36.8**	17.6	*109.1%*
EBIT margin	**7.5%**	3.7%	*3.8 pts*
Capital expenditure / trading revenue	**7.1%**	8.2%	*(1.1 pts)*

Buoyed by continuing positive trading conditions in Indonesia, the region delivered an excellent full year EBIT result of $36.8 million on strong volume growth of 7.2% and revenue growth of 4.5%.

Indonesia
Indonesia delivered an excellent EBIT result for 2007 on volume growth of almost 8%. Reported revenue per unit case for Indonesia & PNG decreased by 2.6% due in part to the depreciation of the Indonesian Rupiah. In local currency terms, revenue per unit case increased by over 7%. The focus on materially improving the mix of business to PET and cans versus returnable glass has had a demonstrable impact on the profitability and future outlook of the Indonesian business.

Successful execution in the modern food store channel has led to increased availability of many new product and pack combinations. Significant growth in sparkling beverages was delivered with new 250ml Slimcans growing by almost 90% and 1.0 litre PET by 35%. Volume growth in the modern food store channel was approximately 10% for 2007, while the traditional channel also recorded solid volume growth of approximately 7% led by 250ml cans and 1.0 litre PET. Indonesia's returnable glass business also achieved solid volume growth of almost 3%, led by strong growth in 1.0 litre glass.

In sparkling beverages, Brand Coke achieved strong growth of over 8%, Fanta Flavours grew by 9% and Sprite by 6%. Indonesia's sparkling beverage portfolio delivered a very strong 8% volume growth overall. Indonesia's still portfolio also performed well with Frestea achieving growth of 16% as a result of the successful launch of a PET 500ml pack.

Commodity driven cost of goods increases continued to impact the business, with local currency COGS increasing by 9% on a per unit case basis, mainly due to sugar which increased by close to 20%. However, good price discipline and revenue management strategies enabled the business to almost fully recover these cost increases.

Consistent with the Company's strategy of increasing its share in higher value beverage segments, significant capital investment has been undertaken over the last two years on increased beverage production capacity. Major projects included two new lines for cans and PET, and a new hot-fill line scheduled for completion in the second quarter of 2008. The Company has also placed approximately 31,000 new glass door merchandisers over the last two years to further increase availability of its cold drink portfolio throughout premium locations in Indonesia.

PNG
PNG achieved strong local currency EBIT growth of over 20% on revenue growth of over 12%. Increased investment during the year in cold drink equipment and ice chests contributed to strong volume growth of 3.9%, led by the water category which grew by 38%, with Mount Franklin achieving a strong 12% growth, and Powerade which almost doubled volume on the prior year. Juice grew by approximately 14% and PNG's first local energy drink, Bu, was successfully launched.

FOOD & SERVICES

$A million	2007	2006	*Change*
Trading revenue	**586.2**	555.6	*5.5%*
EBIT	**87.0**	82.8	*5.1%*
EBIT margin	**14.8%**	14.9%	*(0.1 pts)*
Capital expenditure / revenue	**12.0%**	18.8%	*(6.8 pts)*

The Food & Services Division delivered EBIT growth of 5.1% on revenue growth of 5.5%, while SPC Ardmona grew revenue by over 4% with earnings remaining broadly flat as a result of the continued impact of the drought, increased competition in Australia from imported processed fruit and vegetable products and the impact of the higher Australian dollar on SPC Ardmona's export sales.

SPC Ardmona has continued to provide meaningful levels of support to its fruit & vegetable grower suppliers during the drought. The Company has, to date, provided growers with more than $10 million in emergency drought assistance funding for the purchase of water, subsidies on fruit delivered for processing and access to water for irrigation. Higher commodity input costs, particularly PET and tin-plate, also continued to impact the cost base of the business.

Despite the impact of the drought, strong cost control, a number of successful new product launches and significant capital investment has enabled SPCA to maintain earnings in 2007 in a very difficult operating environment.

SPC Ardmona's international business continues to expand, delivering solid volume growth in the key international markets of the United Kingdom, Germany, Spain, Canada and the United States. In the United Kingdom, SPC canned fruit is currently the number 3 value brand and achieved strong volume growth in that market of almost 15%. The global launch during the year of the new "SPC Nature's Finest" range of fruit in plastic also delivered profitable volume growth in all key international markets.

In Australia, growth was achieved in baked beans & spaghetti, tomatoes and spreads, while branded fruit and fruit snacks remained flat as imported products and private label continued to gain market share. SPC and Goulburn Valley remain the two biggest fruit brands in Australia, while Ardmona is the strongest tomato brand.[1]

The business continues to focus on new product development and in 2007 launched over fifty new products such as SPC Pear & Cranberry in plastic and the IXL Jam range in 250g which was very successful in stimulating category demand, with the IXL brand increasing both volume and market share.

Neverfail delivered a strong 18.5% growth in EBIT from good revenue management initiatives such as the introduction of 600ml take-home multi-packs and the successful integration of the Palm Springs acquisition. The business also expanded its product offering during the year to capture new revenue streams through point of use water filters, small office coffee machines and Grinders coffee beans, as well as targeting further growth in the 600ml multi-pack for in-home consumption.

Grinders Coffee also experienced strong volume growth of over 20% for the year as a result of the successful launch of the Giancarlo premium brand and the listing of the Grinders Coffee brand within selected supermarkets.

1. Marketing Brand Health, November 2007

PACIFIC BEVERAGES JOINT VENTURE

Pacific Beverages achieved very strong share gains with its premium beer brands, in particular Peroni Nastro Azzurro and Miller Genuine Draft together delivering volume growth of more than 150% over 2006 when the brands were under other distribution arrangements. This growth has been achieved through active outlet merchandising execution and the benefits of expanding availability through CCA's large customer network.

In November, Pacific Beverages successfully launched Miller Chill, creating a new category in the premium beer market in Australia. Miller Chill immediately generated strong customer support and consumer uptake, with initial demand exceeding expectations.

The Maxxium portfolio, led by the Jim Beam & Cola range, delivered strong growth for the year, achieving volume growth of approximately 9% over the prior year when the brands were under other distribution arrangements. Jim Beam & Zero Sugar Cola has successfully captured over 60%[1] of the sugar-free alcoholic ready-to-drink market since its launch in September.

Pacific Beverages accelerated its premium beer strategy with the commencement of distribution of its premium beer brands in New Zealand in October and the acquisition of Bluetongue Brewery in Australia in December.

The recently acquired Bluetongue and Bondi Blonde premium beer brands delivered strong volume growth in the first month under Pacific Beverages' ownership, albeit off a low base.

Pacific Beverages delivered a small earnings contribution to CCA for the year, which was ahead of expectations.

SOUTH KOREA – DISCONTINUED OPERATION

$A million	2007[2]	2006
Trading revenue	**461.4**	711.5
Revenue per unit case	$5.45	$5.81
Volume (million unit cases)	84.6	122.5
EBIT (before significant items)	**4.7**	18.0
EBIT margin	**1.0%**	2.5%

2 For the period up to 24 October 2007

For the period up to the disposal of the South Korean business on 24 October 2007, the business delivered an EBIT contribution before significant items of $4.7 million, on trading revenue of $461.4 million. This was a solid result given the continuing reduced volumes of Brand Coca-Cola following the extortion attempt in July 2006 and the disruption to the business caused during the sale process.

CCA incurred a net significant item in relation to South Korea of $59.4 million pre-tax and $55.6 post-tax in relation to the extortion threat, the impairment taken in the first half and the net loss on sale of the business in the second half.

1. AC Nielsen Scan Value, 4th quarter to 31 December 2007

Income Statements

Coca-Cola Amatil Limited and its subsidiaries

For the financial year ended 31 December 2007

	Refer Note	CCA Group 2007 $M	2006 $M
Continuing operations			
Revenues, excluding finance income			
Trading revenue		**3,931.8**	3,641.6
Other revenue		**85.4**	63.0
	3	**4,017.2**	3,704.6
Expenses, excluding finance costs			
Cost of goods sold	4	**(2,157.2)**	(2,014.5)
Selling		**(566.6)**	(552.5)
Warehouse and distribution		**(314.5)**	(317.5)
Administration and other		**(331.3)**	(257.3)
		(3,369.6)	(3,141.8)
Share of net profit/(loss) of joint venture entity accounted for using the equity method	9	**0.8**	(0.3)
Earnings before interest and tax		**648.4**	562.5
Net finance costs			
Finance costs	4	**(157.0)**	(152.3)
Finance income	3	**24.6**	17.8
		(132.4)	(134.5)
Profit from continuing operations before income tax		**516.0**	428.0
Income tax expense	5	**(148.4)**	(114.4)
Profit from continuing operations after income tax		**367.6**	313.6
Discontinued operation			
Loss from discontinued operation after income tax	6b)	**(56.9)**	(31.2)
Profit after tax attributable to members of Coca-Cola Amatil Limited		**310.7**	282.4
		¢	**¢**
Earnings per share (EPS) for profit from continuing operations attributable to ordinary equity holders of the Company	7b)		
Basic EPS		**48.8**	41.9
Diluted EPS		**48.7**	41.8
Earnings per share (EPS) for profit attributable to ordinary equity holders of the Company	7b)		
Basic EPS		**41.3**	37.7
Diluted EPS		**41.2**	37.6
Dividends paid	11a)		
Prior year final dividend paid per ordinary share		**18.0**	17.5
Current year interim dividend paid per ordinary share		**15.5**	14.5

Notes appearing on pages 23 to 40 to be read as part of the financial statements.

Balance Sheets

Coca-Cola Amatil Limited and its subsidiaries

As at 31 December 2007

	Refer Note	CCA Group 2007 $M	2006 $M
Current assets			
Cash assets		**379.7**	436.1
Trade and other receivables		**686.0**	677.7
Inventories		**646.0**	611.6
Prepayments		**44.4**	49.5
Current tax assets		**4.9**	4.7
Derivatives	8a)	**13.7**	51.0
		1,774.7	1,830.6
Non-current assets held for sale		**-**	22.8
Total current assets		**1,774.7**	1,853.4
Non-current assets			
Trade and other receivables		**3.5**	17.9
Investment in joint venture entity	9	**16.4**	1.2
Investments in bottlers' agreements		**928.8**	1,505.6
Property, plant and equipment		**1,302.6**	1,499.9
Intangible assets		**512.8**	495.7
Prepayments		**13.6**	21.1
Deferred tax assets		**1.8**	2.2
Derivatives	8a)	**83.9**	-
Total non-current assets		**2,863.4**	3,543.6
Total assets		**4,638.1**	5,397.0
Current liabilities			
Trade and other payables		**436.2**	491.5
Interest bearing liabilities		**171.4**	278.4
Current tax liabilities		**66.4**	34.1
Provisions		**85.9**	73.7
Accrued charges		**337.3**	306.7
Derivatives	8a)	**42.0**	169.8
Total current liabilities		**1,139.2**	1,354.2
Non-current liabilities			
Trade and other payables		**-**	2.9
Interest bearing liabilities		**1,695.2**	2,077.5
Provisions		**12.7**	61.5
Deferred tax liabilities		**153.3**	327.9
Defined benefit superannuation plan liabilities		**36.6**	32.3
Derivatives	8a)	**160.4**	70.0
Total non-current liabilities		**2,058.2**	2,572.1
Total liabilities		**3,197.4**	3,926.3
Net assets		**1,440.7**	1,470.7
Equity			
Share capital	10	**2,027.8**	2,001.1
Shares held by equity compensation plans		**(16.3)**	(15.2)
Reserves		**25.0**	139.2
Accumulated losses		**(595.8)**	(654.4)
Total equity		**1,440.7**	1,470.7

Notes appearing on pages 23 to 40 to be read as part of the financial statements.

Cash Flow Statements
Coca-Cola Amatil Limited and its subsidiaries

For the financial year ended 31 December 2007

	Refer Note	CCA Group 2007 $M	2006 $M
Inflows/(outflows)			
Cash flows from operating activities			
Receipts from customers		**4,469.4**	4,398.0
Payments to suppliers and employees		**(3,677.2)**	(3,609.6)
Dividends received		**1.1**	1.4
Finance income received		**24.6**	19.5
Interest and other finance costs paid		**(164.4)**	(170.4)
Income tax paid		**(141.5)**	(129.4)
Net cash flows from operating activities before significant items		512.0	509.5
Significant items	2	11.9	(41.1)
Net cash flows from operating activities		**523.9**	468.4
Cash flows from investing activities			
Proceeds from disposal of –			
surplus South Korean properties		**23.8**	26.3
land in Eastern Creek, Australia		**-**	49.2
other property, plant and equipment		**5.0**	8.7
investments in securities		**-**	0.7
right to Maxxium incentive payments		**18.8**	–
Payments for –			
additions of property, plant and equipment	7e)	**(291.8)**	(275.2)
additions of software development assets	7e)	**(8.5)**	(5.8)
acquisitions of entities and operations (net) –			
current period acquisitions	13b)	**(14.9)**	(15.5)
prior period acquisitions – deferred amounts		**(0.6)**	(9.5)
investment in joint venture entity		**(12.8)**	(1.5)
additions of other non-current assets		**(0.2)**	(0.7)
loans made during the period		**-**	(2.9)
Net cash flows used in investing activities before significant item		(281.2)	(226.2)
Significant item	6e)	351.8	–
Net cash flows from/(used in) investing activities		**70.6**	(226.2)
Cash flows from financing activities			
Proceeds from issue of shares		**12.4**	4.6
Proceeds from borrowings		**245.5**	884.8
Borrowings repaid		**(666.8)**	(782.4)
Dividends paid		**(237.8)**	(225.2)
Net cash flows used in financing activities		**(646.7)**	(118.2)
Net (decrease)/increase in cash and cash equivalents		**(52.2)**	124.0
Cash and cash equivalents held at the beginning of the financial year		**436.1**	313.8
Exchange rate adjustments to cash and cash equivalents held at the beginning of the financial year		**(4.6)**	(1.7)
Cash and cash equivalents held at the end of the financial year	12	**379.3**	436.1

Notes appearing on pages 23 to 40 to be read as part of the financial statements.

Statements of Changes in Equity

Coca-Cola Amatil Limited and its subsidiaries

For the financial year ended 31 December 2007

CCA Group		Equity attributable to members of Coca-Cola Amatil Limited				
	Refer Note	Share capital $M	Shares held by equity compensation plans $M	Reserves $M	Accumulated losses $M	Total equity $M
At 1 January 2007		2,001.1	(15.2)	139.2	(654.4)	1,470.7
Transactions recognised directly in equity –						
Foreign exchange differences –						
on translation of foreign operations		–	–	(89.5)	–	(89.5)
transfer to income statements on disposal of operation	6e)	–	–	(46.7)	–	(46.7)
Movement in –						
unvested shares held by equity compensation plans		–	(1.1)	(2.4)	–	(3.5)
share based remuneration plans		–	–	10.2	–	10.2
share based payment		–	–	(3.3)	–	(3.3)
fair value of cash flow hedges		–	–	17.5	–	17.5
Total of transactions recognised directly in equity		–	(1.1)	(114.2)	–	(115.3)
Profit		–	–	–	310.7	310.7
Total changes in equity other than those arising from transactions with equity holders		–	(1.1)	(114.2)	310.7	195.4
Transactions with equity holders –						
Movement in ordinary shares	10	26.7	–	–	–	26.7
Dividends appropriated	11	–	–	–	(252.1)	(252.1)
Total of transactions with equity holders		26.7	–	–	(252.1)	(225.4)
At 31 December 2007		2,027.8	(16.3)	25.0	(595.8)	1,440.7
At 1 January 2006		1,982.1	(11.9)	151.8	(697.2)	1,424.8
Transactions recognised directly in equity –						
Foreign exchange differences on translation of foreign operations		–	–	(6.5)	–	(6.5)
Movement in –						
unvested shares held by equity compensation plans		–	(3.3)	2.5	–	(0.8)
share based remuneration plans		–	–	4.7	–	4.7
share based payment		–	–	(0.4)	–	(0.4)
fair value of cash flow hedges		–	–	(12.9)	–	(12.9)
Total of transactions recognised directly in equity		–	(3.3)	(12.6)	–	(15.9)
Profit		–	–	–	282.4	282.4
Total changes in equity other than those arising from transactions with equity holders		–	(3.3)	(12.6)	282.4	266.5
Transactions with equity holders –						
Movement in ordinary shares	10	19.0	–	–	–	19.0
Dividends appropriated	11	–	–	–	(239.6)	(239.6)
Total of transactions with equity holders		19.0	–	–	(239.6)	(220.6)
At 31 December 2006		2,001.1	(15.2)	139.2	(654.4)	1,470.7

Notes appearing on pages 23 to 40 to be read as part of the financial statements.

1. Summary of Significant Accounting Policies

Basis of financial report preparation

This general purpose financial report has been prepared in accordance with Australian Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001. Australian Accounting Standards include Australian equivalents to International Financial Reporting Standards (AIFRS). Compliance with AIFRS ensures that the financial statements and notes thereto, comply with International Financial Reporting Standards.

This financial report does not include all notes of the type normally included within the annual financial report, upon which this report is based. As a result this report should be read in conjunction with the 31 December 2006 annual financial report of CCA, together with any public announcements made by CCA during the financial year ended 31 December 2007.

The financial report has been prepared on the basis of historical cost, except for derivative financial instruments which have been measured at fair value. The carrying values of recognised assets and liabilities that are hedged with fair value hedges are adjusted to record changes in the fair values attributable to the risks that are being hedged.

The financial report is presented in Australian Dollars and all values are rounded to the nearest tenth of a million dollars, unless otherwise stated under the option available to the Company under ASIC Class Order No. 98/100. The Company is an entity to which the class order applies.

a) Principles of consolidation

i) Subsidiaries
The consolidated financial statements of the Group include the parent entity, Coca-Cola Amatil Limited and its subsidiaries. Subsidiaries include entities over which the Group has the power to govern financial and operating policies.

The financial statements include the information and results of each subsidiary from the date on which the Company obtains control and until such time as the Company ceases to control the entity.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group.

In preparing the consolidated financial statements, the effects of all transactions, balances and unrealised gains and losses on transactions between entities in the Group have been eliminated.

The financial statements of subsidiaries have been prepared for the same reporting period as the parent entity, using consistent accounting policies. Adjustments have been made to bring into line any dissimilar accounting policies that may exist across the Group.

ii) Joint venture entity
The investment in the joint venture entity is accounted for in the consolidated financial statements using the equity method and is carried at cost by the parent entity. Under the equity method, the share of the profits or losses of the joint venture entity is recognised in the income statements, and the share of movements in reserves is recognised in reserves in the balance sheets. Details relating to the joint venture entity are set out in Note 9.

Profits or losses on transactions establishing the joint venture entity and transactions with the joint venture entity are eliminated to the extent of the Group's ownership interest until such time as they are realised by the joint venture entity on consumption or sale, unless they relate to an unrealised loss that provides evidence of the impairment of an asset transferred.

b) Use of estimates

In conforming with AIFRS, the preparation of financial statements for the Group requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities in the financial statements and accompanying notes. Although these estimates are based on management's knowledge of current events and actions that may be undertaken in the future, actual results may ultimately differ from estimates.

1. Summary of Significant Accounting Policies continued

c) Change in accounting policies

The accounting policies adopted in the preparation of the financial report are consistent with those applied and disclosed in the 2006 annual financial report.

No Australian Accounting Standards issued but not yet effective have been early adopted. It is considered early adoption of these standards would not have a material impact on the results of the Group.

d) Changes in presentation and classification

Segment reporting
During the period, CCA has changed the presentation and classification of financial reporting by business and geographical segments. Refer to Note 2 for details.

2. Financial Reporting by Business and Geographic Segments

The Group operates in two business segments, being the Beverage business and Food & Services business. The Beverage business is further divided into non-alcoholic and alcoholic business. Within the non-alcoholic beverage business, the Group manufactures, distributes and markets carbonated soft drinks. CCA's alcoholic business distributes premium beer brands for Pacific Beverages Pty Ltd, the joint venture entity CCA formed with SABMiller plc in August 2006. From April 2007, Pacific Beverages Pty Ltd began selling and distributing the premium spirit portfolio of global distributor Maxxium.

The Food & Services segment comprises the SPC Ardmona (SPCA), Neverfail, Quirks and Grinders businesses. Within the Food & Services segment, the Group processes and markets fruit and other food products, provides cold drink equipment to the Australian Beverage business and third party customers and distributes bulk water and coffee products. The Food & Services segment was established following the outcome of the strategic review announced in April 2007. This arrangement is intended to provide management with a greater focus on managing CCA's lower volume and non-trade operations while maintaining the integration benefits made post acquisition.

The Neverfail, Quirks and Grinders businesses were previously included as part of the Australian Beverage segment. The Food & Services segment is now reported as a new segment replacing the previous SPCA segment.

Accordingly, 2006 comparative segment information has been restated in accordance with the amended reporting basis for the new segments as outlined above. The restatement has resulted in no adjustment to CCA Group totals for the information reported in this note.

	2007 $M	2006 $M	**2007 $M**	2006 $M	**2007 $M**	2006 $M
	Trading revenue		**Other revenue**		**Total revenues before finance income**	
Beverage business						
Australia	**2,399.5**	2,198.9	**52.2**	40.0	**2,451.7**	2,238.9
New Zealand & Fiji	**454.3**	416.3	**2.6**	0.6	**456.9**	416.9
Indonesia & PNG	**491.8**	470.8	**7.4**	4.1	**499.2**	474.9
Total Beverage	**3,345.6**	3,086.0	**62.2**	44.7	**3,407.8**	3,130.7
Food & Services business						
Australia	**586.2**	555.6	**23.2**	18.3	**609.4**	573.9
Total Food & Services	**586.2**	555.6	**23.2**	18.3	**609.4**	573.9
Total continuing operations	**3,931.8**	3,641.6	**85.4**	63.0	**4,017.2**	3,704.6
Discontinued operation[1]	**461.4**	711.5	**20.6**	4.5	**482.0**	716.0
Total CCA Group	**4,393.2**	4,353.1	**106.0**	67.5	**4,499.2**	4,420.6
	Earnings before interest, tax and significant items		**Significant items[2]**		**Segment result – earnings before interest and tax**	
Beverage business						
Australia	**446.0**	397.3	**–**	–	**446.0**	397.3
New Zealand & Fiji	**77.8**	65.1	**–**	–	**77.8**	65.1
Indonesia & PNG	**36.8**	17.6	**–**	–	**36.8**	17.6
	560.6	480.0	**–**	–	**560.6**	480.0
Share of net profit/(loss) of joint venture entity	**0.8**	(0.3)	**–**	–	**0.8**	(0.3)
Total Beverage	**561.4**	479.7	**–**	–	**561.4**	479.7
Food & Services business						
Australia	**87.0**	82.8	**–**	–	**87.0**	82.8
Total Food & Services	**87.0**	82.8	**–**	–	**87.0**	82.8
Total continuing operations	**648.4**	562.5	**–**	–	**648.4**	562.5
Discontinued operation[1]	**4.7**	18.0	**(59.4)**	(41.1)	**(54.7)**	(23.1)
Total CCA Group	**653.1**	580.5	**(59.4)**	(41.1)	**593.7**	539.4

Refer to the following page for footnote details.

2. Financial Reporting by Business and Geographic Segments continued

	2007 $M	2006 $M	2007 $M	2006 $M	2007 $M	2006 $M
	Assets		Liabilities		Net assets	
Beverage business						
Australia	1,765.3	1,571.4	666.9	605.8	1,098.4	965.6
New Zealand & Fiji	532.1	478.4	93.0	79.8	439.1	398.6
Indonesia & PNG	355.7	391.7	114.7	113.9	241.0	277.8
	2,653.1	2,441.5	874.6	799.5	1,778.5	1,642.0
Investment in joint venture entity	16.4	1.2	–	–	16.4	1.2
	2,669.5	2,442.7	874.6	799.5	1,794.9	1,643.2
Food & Services business						
Australia	1,580.0	1,518.0	112.3	108.8	1,467.7	1,409.2
Total Food & Services	1,580.0	1,518.0	112.3	108.8	1,467.7	1,409.2
Total continuing operations	4,249.5	3,960.7	986.9	908.3	3,262.6	3,052.4
Discontinued operation[1]	–	987.7	–	131.7	–	856.0
Assets and liabilities excluded from above[3]	388.6	448.6	2,210.5	2,886.3	(1,821.9)	(2,437.7)
Total CCA Group	4,638.1	5,397.0	3,197.4	3,926.3	1,440.7	1,470.7

	Depreciation and amortisation expenses		Other non-cash expenses		Additions and acquisitions of non-current assets[5]	
Beverage business						
Australia	39.6	51.4	53.5	70.2[4]	133.3	72.8
New Zealand & Fiji	16.7	17.4	10.4	6.8	69.7	58.5
Indonesia & PNG	32.6	38.5	14.4	10.5	34.8	38.9
Total Beverage	88.9	107.3	78.3	87.5	237.8	170.2
Food & Services business						
Australia	60.9	55.0	23.2	13.1	74.9	124.7
Total Food & Services	60.9	55.0	23.2	13.1	74.9	124.7
Total continuing operations	149.8	162.3	101.5	100.6	312.7	294.9
Discontinued operation[1]	27.0	38.9	11.7	21.7	15.4	19.8
Total CCA Group	176.8	201.2	113.2	122.3	328.1	314.7

1 Discontinued operation refers to the South Korean business which was discontinued on 24 October 2007. This business was previously part of the Beverage segment within CCA Group. Refer to Note 6 for further details.

2 Significant items include the following –

	2007 $M	2006 $M
Product rehabilitation costs relating to the 2006 extortion threat in South Korea	5.7	14.9
Insurance claim proceeds relating to the 2006 extortion threat in South Korea	(17.6)	(1.0)
	(11.9)	13.9
Impairment of the investment in bottlers' agreement in South Korea	25.0	–
Loss recognised on disposal of the South Korean business	46.3	–
Early retirement plan expenses in South Korea	–	27.2
	59.4	41.1

3 Assets and liabilities shown against each segment exclude current and deferred tax balances and assets and liabilities which relate to the Group's financing activity.

4 This amount has been restated (increased) by $7.6 million as certain labour related expenses were reclassified into employee benefits expenses. This amount is now stated on a consistent basis with the 2007 amount.

5 Non-current assets comprise investment in joint venture entity, investments in bottlers' agreements, property, plant and equipment and intangible assets for this disclosure.

	CCA Group 2007 $M	2006 $M
3. Revenues		
Trading revenue from continuing operations		
Sales of –		
beverage products	**3,431.1**	3,161.3
food products	**446.2**	429.4
equipment	**21.5**	20.1
Total sales	**3,898.8**	3,610.8
Rental of equipment	**33.0**	30.8
Total trading revenue	**3,931.8**	3,641.6
Other revenue from continuing operations		
Sales of materials and consumables	**1.0**	33.1
Rendering of services	**53.8**	6.4
Miscellaneous rental and sundry income	**29.5**	22.1
Dividend income from other corporations	**1.1**	1.4
Total other revenue	**85.4**	63.0
Total revenues, excluding finance income	**4,017.2**	3,704.6
Interest income from non-related parties	**24.6**	17.8
Total revenues	**4,041.8**	3,722.4

4. Expenses

Profit from continuing operations before income tax includes the following specific expenses –

	2007 $M	2006 $M
Cost of goods sold for –		
beverages products	**1,790.7**	1,650.8
food products	**342.9**	314.0
equipment	**16.5**	15.7
rental of equipment – directly attributable expenses	**7.1**	5.8
materials and consumables	**-**	28.2
Total cost of goods sold	**2,157.2**	2,014.5
Interest costs from non-related parties	**162.9**	158.8
Other finance costs/(gains)	**0.7**	(4.1)
Total finance costs	**163.6**	154.7
Amounts capitalised	**(6.6)**	(2.4)
Total finance costs expensed	**157.0**	152.3

	CCA Group	
	2007	2006
	$M	$M

4. Expenses continued

Profit from continuing operations before income tax includes the following specific expenses –

	2007 $M	2006 $M
Depreciation expense	**143.2**	157.4
Amortisation expense	**6.6**	4.9
Bad and doubtful debts expense – trade receivables	**3.1**	8.7
Rentals – operating leases	**77.3**	63.9
Defined benefit superannuation plan expenses	**11.4**	15.1
Defined contribution superannuation plan expenses	**39.0**	34.3
Employees Share Plan expenses	**4.8**	5.2
Equity compensation plan expenses	**9.6**	4.9
Employee benefits expense	**72.3**	61.6
Net foreign exchange gains	**(4.1)**	(12.3)
Write down of inventories to net realisable value	**6.3**	1.1
(Profit)/loss from disposal of –		
land in Eastern Creek, Australia	**–**	(13.4)
other property, plant and equipment	**13.8**	2.1
software development assets	**0.6**	–
investments in securities	**–**	(0.7)
right to Maxxium incentive payments	**(18.8)**	–
Impairment of intangible assets	**12.8**	5.9
Impairment of property, plant and equipment	**7.5**	23.9

	Refer Note	CCA Group 2007 $M	2006 $M
5. Income Tax Expense			
a) Income tax expense			
Current tax expense		**173.7**	114.2
Deferred tax (benefit)/expense		**(29.3)**	6.9
Adjustments for current tax of prior periods		**0.2**	(7.5)
		144.6	113.6
Income tax expense is attributable to –			
Continuing operations		**148.4**	114.4
Discontinued operation	6b)	**(3.8)**	(0.8)
		144.6	113.6
b) Reconciliation of income tax expense to prima facie tax payable			
Profit from continuing operations before income tax		**516.0**	428.0
Loss from discontinued operation before income tax	6b)	**(60.7)**	(32.0)
		455.3	396.0
Prima facie income tax expense on profit at the Australian rate of 30%		**136.6**	118.8
Tax effect of permanent differences –			
Non-allowable expenses		**3.5**	2.8
Tax offset for franked dividends		**(0.3)**	(0.4)
Other items		**2.0**	0.8
Impairment of goodwill		**1.9**	–
Loss on disposal of the South Korean business		**17.0**	–
Overseas tax rates differential		**2.3**	1.8
Overseas withholding tax		**(16.8)**	(9.1)
Share of net (profit)/loss of joint venture entity		**(0.3)**	0.1
Deductible temporary differences from –			
movement in derecognised amounts		**(4.7)**	8.3
utilisation of previously unrecognised tax losses		**–**	(2.0)
derecognition of deferred tax assets		**3.0**	–
Adjustments for current tax of prior periods		**0.2**	(7.5)
Change in overseas tax rate		**0.2**	–
Income tax expense		**144.6**	113.6

6. Discontinued Operation

a) Details of the disposed business

On 20 August 2007, CCA announced that it had signed a formal sale and purchase agreement with LG Household & Health Care Ltd (LGH&H) for the sale of CCA's South Korean business. The disposal of the South Korean business was completed on 24 October 2007, on which date control of the business passed to LGH&H.

b) Financial performance of the disposed business

The results of the discontinued operation for the year until disposal (and full year comparatives) are presented as follows –

	Refer Note	2007 $M	2006 $M
Revenue, excluding finance income		**482.0**	716.0
Expense, excluding finance costs		**(536.7)**	(739.1)
Earnings before interest and tax			
Before significant items		4.7	18.0
Significant items[1]		(59.4)	(41.1)
	2	**(54.7)**	(23.1)
Net finance costs			
Finance cost		**(6.5)**	(11.5)
Finance income		**0.5**	2.6
		(6.0)	(8.9)
Loss from discontinued operation before income tax	5b)	**(60.7)**	(32.0)
Income tax benefit			
Before significant items		–	0.8
Significant items[1]		3.8	–
	5a)	**3.8**	0.8
(Loss)/profit from discontinued operation after income tax			
Before significant items		(1.3)	9.9
Significant items[1]		(55.6)	(41.1)
		(56.9)	(31.2)

1 2007 significant items include the following –

	Pre tax $M	*Income tax (benefit)/expense $M*	*Net of tax $M*
Product rehabilitation costs relating to the 2006 extortion threat in South Korea	*5.7*	*–*	*5.7*
Insurance claim proceeds relating to the 2006 extortion threat in South Korea	*(17.6)*	*–*	*(17.6)*
	(11.9)	*–*	*(11.9)*
Impairment of the investment in bottlers' agreement in South Korea	*25.0*	*(6.9)*	*18.1*
Loss recognised on disposal of the South Korean business	*46.3*	*3.1*	*49.4*
	59.4	*(3.8)*	*55.6*

2006 significant items include the following –

	Pre tax $M	*Income tax (benefit)/expense $M*	*Net of tax $M*
Product rehabilitation costs relating to the 2006 extortion threat in South Korea	*14.9*	*–*	*14.9*
Insurance claim proceeds relating to the 2006 extortion threat in South Korea	*(1.0)*	*–*	*(1.0)*
	13.9	*–*	*13.9*
Early retirement plan expenses in South Korea	*27.2*	*–*	*27.2*
	41.1	*–*	*41.1*

	Refer Note	2007 $M	2006 $M

6. Discontinued Operation continued

c) Cash flow information of the disposed business

	Refer Note	2007 $M	2006 $M
Net cash flows from operating activities before significant items		28.8	12.3
Significant items	6b)	11.9	(41.1)
Net cash flows from/(used in) operating activities		**40.7**	(28.8)
Net cash flows from investing activities before significant item		6.8	9.2
Significant item	6e)	351.8	–
Net cash flows from investing activities		**358.6**	9.2
Net cash flows (used in)/from financing activities		**(56.3)**	11.2
Net increase/(decrease) in cash and cash equivalents		**343.0**	(8.4)
Cash and cash equivalents held at the beginning of the financial year		**25.5**	33.6
Exchange rate adjustments to cash and cash equivalents held at the beginning of the financial year		**(2.7)**	0.3
Total cash and cash equivalents attributable to the discontinued operation		**365.8**	25.5

d) Assets and liabilities of the disposed business

The carrying amounts of assets and liabilities disposed as at 24 October 2007 are –

	Refer Note	2007 $M
Assets		
Cash assets		**14.0**
Trade and other receivables		**67.6**
Inventories		**31.8**
Prepayments		**5.9**
Non-current assets held for sale		**21.9**
Investments in bottlers' agreements		**482.8**
Property, plant and equipment		**212.3**
Intangible assets		**0.4**
Total assets		**836.7**
Liabilities		
Trade and other payables		**49.1**
Interest bearing liabilities		**104.0**
Provisions		**44.1**
Accrued charges		**17.2**
Deferred tax liabilities		**132.8**
Total liabilities		**347.2**
Net assets	6e)	**489.5**

	Refer Note	2007 $M

6. Discontinued Operation continued

e) Details of the sale of the disposed business

	Refer Note	2007 $M
Consideration received or receivable		
Cash		**375.6**
Deferred sales proceeds[2]		**38.6**
Total disposal consideration		**414.2**
Carrying amount of net assets sold	6d)	**(489.5)**
Direct costs relating to the disposal		**(17.7)**
Foreign currency translation reserve		**46.7**
Loss on disposal before income tax		**(46.3)**
Income tax expense		**(3.1)**
Loss on disposal after income tax		**(49.4)**

2 Relates to the escrow amount over which LGH&H has until 24 October 2008 the right to claim and receive payment on resolved claim issues. On 24 October 2008, the remaining escrow amount, less any amounts attributable to unresolved claims, is to be received by CCA. By 24 April 2009, CCA will receive any remaining escrow amount. The escrow amount is recorded as a "current receivable" in the balance sheet as at 31 December 2007. In accordance with the sale and purchase agreement, any claims made by LGH&H are not limited to the balance of the escrow amount.

	Refer Note	2007 $M
Net cash inflow on disposal		
Cash consideration		**375.6**
Cash assets disposed of	6d)	**(14.0)**
Direct costs relating to the disposal paid		**(9.8)**
Reflected in the cash flow statement		**351.8**

f) Contribution to earnings per share (EPS) by the discontinued operation

	2007 ¢	2006 ¢
Basic EPS	**(7.5)**	(4.2)
Diluted EPS	**(7.5)**	(4.2)

	CCA Group	
	2007	2006
	$	$
7. Other Performance Measures		
a) Net tangible asset backing		
Net tangible asset backing per ordinary share – excluding Investments in bottlers' agreements (IBAs)[1]	-	(0.71)
Net tangible asset backing per ordinary share – including IBAs	**1.23**	1.30

1 ($0.001) for 2007.

b) Earnings per share (EPS)		
	¢	¢
Earnings per share (EPS) for profit from continuing operations attributable to ordinary equity holders of the Company		
Basic EPS	**48.8**	41.9
Diluted EPS	**48.7**	41.8
Earnings per share (EPS) for profit attributable to ordinary equity holders of the Company		
Basic EPS	**41.3**	37.7
Diluted EPS	**41.2**	37.6

The weighted average number of ordinary shares used as the denominator in the calculation of EPS was –		
	M	M
Basic EPS	**753.1**	749.2
Diluted EPS	**755.2**	751.0

c) Free cash flow (FCF)

FCF is calculated as net cash flows from operating activities, plus cash flows arising from disposals of property, plant and equipment and investments in securities, less cash flows arising from purchases of property, plant and equipment and intangible assets.

	$M	$M
FCF (continuing operations)	**223.5**	290.5
FCF	**271.0**	271.6

d) Return on capital employed (ROCE)

ROCE is calculated on a moving annual total basis as EBIT (before significant items) divided by the average of capital employed at the beginning and at the end of the annual period. Where material business acquisitions or disposals occur, the acquisition or disposal date capital employed balance is used as the beginning or ending balance with an adjustment made to reflect the period of ownership respectively. Capital employed is defined as equity plus net debt.

	%	%
ROCE (continuing operations)	**22.0**	19.7
ROCE	**19.0**	16.3

	Refer Note	CCA Group 2007 %	2006 %

7. Other Performance Measures continued

e) Capital expenditure (capex) compared to trading revenue

Capex is defined as current period gross payments for property, plant and equipment and software development assets.

	Refer Note	2007 %	2006 %
Capex to trading revenue (continuing operations)		**7.2**	7.2
Capex to trading revenue		**6.8**	6.5

Capex is reconciled to the payments for additions of property, plant and equipment and software development assets as per the cash flow statements as follows –

	Refer Note	2007 $M	2006 $M
Payments for additions of –			
Property, plant and equipment		**291.8**	275.2
Software development assets		**8.5**	5.8
Capex		**300.3**	281.0
Capex is attributable to –			
Continuing operations		**282.8**	263.3
Discontinued operation		**17.5**	17.7
		300.3	281.0
Trading revenue is attributable to –			
Continuing operations	3	**3,931.8**	3,641.6
Discontinued operation		**461.4**	711.5
		4,393.2	4,353.1

	CCA Group 2007 $M	CCA Group 2006 $M
8. Derivatives and Net Debt Reconciliation		
a) Derivatives as per the balance sheets		
Derivative assets – current		
Debt related	**-**	(1.0)
Non-debt related	**(13.7)**	(50.0)
	(13.7)	(51.0)
Derivative assets – non-current		
Non-debt related	**(83.9)**	–
	(83.9)	–
Derivative liabilities – current		
Debt related	**11.1**	88.7
Non-debt related	**30.9**	81.1
	42.0	169.8
Derivative liabilities – non-current		
Debt related	**109.3**	70.0
Non-debt related	**51.1**	–
	160.4	70.0
Total net derivative liabilities	**104.8**	188.8
Net derivative liabilities/(assets) comprises –		
Debt related	**120.4**	157.7
Non-debt related	**(15.6)**	31.1
Total net derivative liabilities	**104.8**	188.8
b) Net debt reconciliation		
Cash assets	**(379.7)**	(436.1)
Trade and other receivables – non-current	**-**	(2.9)
Net derivative liabilities – debt related	**120.4**	157.7
Interest bearing liabilities – current	**171.4**	278.4
Interest bearing liabilities – non-current	**1,695.2**	2,077.5
Total net debt	**1,607.3**	2,074.6

	CCA Group	
	2007 $M	2006 $M
9. Investment in Joint Venture Entity		
Investment in joint venture entity	**16.4**	1.2

The Company has a 50% interest in Pacific Beverages Pty Ltd and its subsidiaries (Pacific Beverages). The principal activity is the importation and distribution of alcoholic beverages.

During the year, Pacific Beverages acquired Bluetongue Brewery Pty Ltd, which brews and distributes Australian premium beers.

The interest in Pacific Beverages is accounted for in the consolidated financial statements using the equity method of accounting. Information relating to the joint venture entity is set out below.

	2007 $M	2006 $M
Carrying amount of investment in Pacific Beverages Pty Ltd	**16.4**	1.2
Share of Pacific Beverages Pty Ltd's assets and liabilities		
Current assets	**18.4**	4.2
Non-current assets	**11.8**	–
Total assets	**30.2**	4.2
Current liabilities	**12.9**	3.0
Non-current liabilities	**0.9**	–
Total liabilities	**13.8**	3.0
Net assets	**16.4**	1.2
Share of Pacific Beverages Pty Ltd's revenue, expenses and results		
Revenues	**19.7**	1.0
Expenses	**(18.5)**	(1.4)
Profit/(loss) before income tax	**1.2**	(0.4)
Income tax (expense)/benefit	**(0.4)** 0.1	
Profit/(loss) after income tax	**0.8**	(0.3)

10. Issues of Ordinary Shares During the Financial Year

	CCA Group			
	2007 No.	2006 No.	**2007 $M**	2006 $M
Ordinary shares				
Balance at the beginning of the financial year	**750,887,525**	747,704,699	**2,001.1**	1,982.1
Shares issued in respect of –				
Dividend Reinvestment Plan[1]	**1,676,418**	2,217,976	**14.3**	14.4
Executive Option Plan	**2,398,525**	964,850	**12.4**	4.6
Total movement	**4,074,943**	3,182,826	**26.7**	19.0
Balance at the end of the financial year	**754,962,468**	750,887,525	**2,027.8**	2,001.1

1 Dividend Reinvestment Plan

The Dividend Reinvestment Plan provides shareholders with the opportunity to receive fully paid ordinary shares, in lieu of cash dividends, at a discount of 3% from market price at the time of issue. Market price is the weighted average price of a specified ten day period prior to issue. Participation in the Plan is capped to 100,000 shares per shareholder.

The last date of Election Notices under this Plan is 22 February 2008.

11. Dividends Appropriated and Proposed

	CCA Group			
	2007		2006	
	¢	**$M**	¢	$M
a) Summary of dividends appropriated during the financial year –				
Final dividend in respect of prior financial year (franked to 100%)	**18.0**	**135.2**	17.5	130.9
Current year interim dividend on ordinary shares (franked to 100%)	**15.5**	**116.9**	14.5	108.7
Total dividends appropriated		**252.1**		239.6

b) Dividends declared and not recognised as a liability

Since the end of the financial year, the Directors have declared the following dividend –

Class of share	**Rate per share ¢**	**Fully franked per share ¢**	**Amount $M**	**Date payable**
Ordinary	20.0	20.0	146.8	7 April 2008

	Refer Note	CCA Group 2007 $M	2006 $M
12. Cash Flow Statements			
a) Reconciliation to cash at the end of the financial year			
Cash assets		**379.7**	436.1
Bank overdrafts		**(0.4)**	–
Cash and cash equivalents held at the end of the financial year		**379.3**	436.1
b) Non-cash investing and financing activities			
Dividends satisfied by the issue of shares under the Dividend Reinvestment Plan	10	**14.3**	14.4
Other payables in relation to acquisitions (amounts to be paid post balance date)		**–**	0.1

13. Business Combinations

a) Summary of acquisitions

Acquisition of a coffee business and related assets
CCA acquired a coffee business and its related assets on 30 March 2007, for a purchase consideration of $10.7 million.

Details of the fair value of the assets acquired and goodwill are as follows –

	$M
Purchase consideration –	
Cash paid	**10.7**
Fair value of net identifiable assets acquired –	
Inventories	**(0.8)**
Property, plant and equipment	**(1.6)**
Goodwill	**8.3**

Other acquisitions
Other acquisitions include various individually immaterial acquisitions within the bulk water industry. Details of the fair value of the assets and liabilities acquired and goodwill are as follows –

	$M
Purchase consideration –	
Cash paid	**4.2**
Fair value of net identifiable assets and liabilities acquired –	
Property, plant and equipment	**(0.2)**
Intangible assets	**(0.9)**
Trade and other payables	**0.1**
Deferred tax liabilities	**0.2**
Goodwill	**3.4**

The goodwill recognised for the period is $11.7 million (2006: $3.7 million). The goodwill is attributable to the high profitability of the acquired businesses and synergies expected to arise after acquisition.

13. Business Combinations continued

a) Summary of acquisitions continued

The amounts recognised on acquisition above represent provisional assessments of the fair values of assets and liabilities acquired. These amounts will be finalised within twelve months from the date of acquisition. The fair value of the above assets acquired approximates the carrying value.

The revenue and net profit contributions to the Group have not been disclosed as the business structures of the acquired businesses have changed since acquisition.

	2007[1] Recognised on acquisition $M	2006[2] Recognised on acquisition $M
b) Purchase consideration		
Cash paid	**14.9**	15.1
Deferred cash settlement	**-**	0.1
Costs associated with the acquisition	**-**	0.4
Total consideration	**14.9**	15.6
The net cash outflow on acquisition is as follows –		
Cash paid, including costs	**(14.9)**	(15.5)
Net cash outflow	**(14.9)**	(15.5)

1 Comprises acquisition of a coffee business and its related assets and other acquisitions which are individually immaterial.

2 Comprises acquisition of the water business and related assets of Palm Springs Ltd and other acquisitions which are individually immaterial.

	CCA Group 2007 $M	CCA Group 2006 $M
14. Contingencies		
Contingent liabilities		
Contingent liabilities existed at the end of the financial year in respect of –		
Termination payments under service agreements	**6.6**	9.6
Other guarantees	**1.6**	3.0
	8.2	12.6

15. Events after the Balance Sheet

a) Off-market share buy-back

On 29 January 2008, CCA announced the successful completion of its $170.0 million off-market share buy-back. A total of 21.7 million shares were bought back at a price of $7.84, which represents a 14% discount to the market price (being the volume weighted average price of CCA's ordinary shares on the ASX over the five trading days up to and including 25 January 2008).

The off-market share buy-back has no impact on the Group's financial results for the year ended 31 December 2007, and is not expected to impact on CCA's ability to fully frank its dividends in the future.

b) Pacific Beverages' brewery development

On 8 February 2008, CCA made a media announcement that Pacific Beverages Pty Ltd, the joint venture entity CCA formed with SABMiller plc, will build a boutique premium brewery at Warnervale in the Central Coast region of New South Wales. The brewery, with a capacity of 500,000 hectolitres, is expected to be completed in 2010 and will be jointly funded by CCA and SABMiller plc.

16. Compliance Statement

This report is based upon accounts that have been audited. The audit report, which is unqualified, will be made available with the Company's Annual Report.

Coca-Cola

File Number: 82.2994

SEC
Mail Processing
Section

FEB 21 2008

Washington, DC
101

13 February 2008

COCA-COLA AMATIL

Coca-Cola Amatil Limited
ABN 26 004 139 397
71 Circular Quay East
GPO Box 145
Sydney NSW 2000
Telephone: (612) 9259 6130
Facsimile: (612) 9259 6233
Web: www.ccamatil.com

United States Securities
and Exchange Commission
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549

Dear Sirs

Enclosed herewith for your information pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934 is a copy of an announcement released today.

Yours faithfully

G. T. FORSTER
COMPANY SECRETARY

RECEIVED
2008 MAR 14 A 4:20

COCA-COLA AMATIL

2007 Full Year Results Presentation

12 months to 31 December 2007

13 February 2008

COCA-COLA AMATIL

2007 Full Year Results Presentation

Terry Davis
Group Managing Director

13 February 2008

Major highlights of the 2007 result

1. **Group EBIT[1] ⬆ 15.3% to $648.4 million**
   - A record result for CCA
   - Strong volume and revenue growth by all beverage businesses
   - EBIT margin increased by 1.1 points to 16.5%
   - Nine out of last twelve halves of double-digit EBIT growth
2. **Divestment of South Korean business**
   - Significant reduction in CCA's risk profile
   - EPS accretive to CCA
3. **Return on capital employed ⬆ 2.7% to 19.0%**
   - Driven by underlying earnings growth and the impact of the reduction in capital employed from the sale of South Korea
4. **Emerging premium alcohol business**
   - Revenue base of over $300m[2]

1. Continuing operations basis 2. Includes Maxxium revenue not reported by CCA

COCA-COLA AMATIL

CCA Group results summary

Trading revenue[1]	↑ 8.0% to $3.93 bn
Beverage revenue per unit case[1]	↑ 4.7% to $6.64 puc
EBIT[1]	↑ 15.3% to $648.4 m
NOPAT	↑ 13.2% to $366.3 m
ROCE	↑ 2.7 pts to 19.0%
Strong free cash flow	$271.0 m
Earnings per share	↑ 12.5% to 48.6 cps
Dividends per share	↑ 9.2% to 35.5 cps

1. Continuing operations basis

Senior management changes & organisation restructure

- **Chief Financial Officer – Operations, Nessa O'Sullivan**
  - Currently CFO for CCA's Australasian beverage businesses
  - Joined CCA in 2005 after 12 years at Yum! Restaurants International where she held senior roles in finance, strategic planning and IT, including 5 years as CFO of its Australia/ New Zealand region
- **Chief Financial Officer – Statutory & Compliance, Ken McKenzie**
  - Currently Group Financial Controller for CCA
  - 23 years at CCA


Australia

Australia Beverages – EBIT ⬆ 12.3%

Margin expansion

A$m	**2007**	**2006**	% Chg
Trading revenue	2,399.5	2,198.9	9.1
Revenue per unit case	$7.53	$7.08	6.4
Volume (million unit cases)	318.6	310.4	2.6
EBIT	446.0	397.3	12.3
EBIT margin	18.6%	18.1%	0.5 pts
Capital expenditure / revenue	5.4%	2.8%	2.6 pts

COCA-COLA AMATIL

Brand Coca-Cola still the powerhouse in Australia


Coca-Cola

KEY FACTS

- Maintained volume in 2007, cycling 2006 Coke Zero launch
- Continued to improve competitive position
  - **Total Cola category market share in grocery remained strong at 76%[1]**
  - **Increased retail price gap to Pepsi to 33%[1]**
- Continued investment in product and package innovation in the Coke trademark
- Brand Coke in glass contour bottle increased volume by 27%

1. AC Nielsen Australia ScanTrack, MAT 31 December 2007

Premiumisation drives earnings growth in Australia

Hi̧her value and higher priced premium products & packages

- Powerade
  - Volume ⬆ 7.4%
  - Market share ⬆ 2% to 46%[1]
- Nestea
  - Stro lume growth of over 34%
  - Increased market share
- Mount Franklin, Pump & Pumped
  - Combined volume ⬆ 9.6%
  - Mount Franklin Australia's No. 1 premium spring water



NESTEA
ICE TEA

COCA-COLA AMATIL

1. Nielsen combined database, 13/05/07

Mount Franklin – Australia's No. 1 premium water brand

- National Breast Cancer Foundation
  - Key sponsor of the NBCF's 2007 breast cancer awareness campaign
  - Contributed more than $300,000 for breast cancer research
- Landcare Australia
  - "Drink Positive Think Positive" plant-a-tree project
  - 60,000 consumers registered in first two weeks
  - Goal to plant 250,000 native trees
  - A positive step for CCA's community credentials



Australia – Strong results from new products


KIRKS
SUGAR FREE
Creaming Soda
KIRKS
Goulburn Valley
Iced Coffee
Milk Chocolate
Mocha

- **Kirks**
  - Premium mixers re-launched
  - Sugar-Free launched as health & wellbeing offering
  - Achieved 13% volume growth
- **Goulburn Valley Brand expansion**
  - Continued strong volume growth in Premium Chilled juice
  - June - launch of 'GV to Go' – *"the juice that brings fruit to life"*
  - November - launch of 'GV Smoothies'
  - September - Successful WA trial of fresh flavoured milk

COCA-COLA AMATIL

Australia – Additional earnings streams

- Alcohol
  - Over $300 million in revenue from the sale of premium beers and Maxxium spirits
  - Incremental earnings to CCA and overheads spread over a larger revenue base
  - $20 million investment in ARTD manufacturing capacity in 2007 & 2008
- Trans-Tasman business integration
  - $10 million in procurement and other savings in 2007
  - Additional opportunities & savings identified in 2008
- Increased capital investment program
  - $120 million investment in automated warehousing, beverage production capacity and systems



New Zealand & Fiji - EBIT ⇧ 19.5%

Business back on track, great margin expansion

A$m	2007	2006	% Chg
Trading revenue	454.3	416.3	9.1
Revenue per unit case	$6.81	$6.34	7.4
Volume (million unit cases)	66.7	65.7	1.5
EBIT	77.8	65.1	19.5
EBIT margin	17.1%	15.6%	1.5 pts
Capital expenditure / revenue	10.6%	14.0%	(3.4) pts

COCA-COLA AMATIL

New Zealand & Fiji 2007 – Rewards of innovation


KIWI
blue
spring water




zero sugar

- **New Zealand volume growth**
  - Coke Zero ⇧ by 12%
  - Pump and Kiwi Blue ⬆ by 12%
  - Powerade ⬆ by over 40%
  - Deep Spring re-launch ⬆ by over 50%
  - L&P 100th anniversary, ⇧ of 15%
  - Sprite Zero ⇧ by 23%
- **Fiji**
  - Successful launch of Coke Zero and continued strong growth in Powerade, ⬆ 20%


Indonesia
Papua New Guinea

Indonesia & PNG - EBIT ⬆ 109.1%

One way packs drive over-performance

A$m	2007	2006	% Chg
Trading revenue	491.8	470.8	4.5
Revenue per unit case	$4.14	$4.25	(2.6)
Volume (million unit cases)	118.7	110.7	7.2
EBIT	36.8	17.6	109.1
EBIT margin	7.5%	3.7%	3.8 pts
Capital expenditure / revenue	7.1%	8.2%	(1.1)pts

COCA-COLA AMATIL

Indonesia & PNG 2007 review

- **Indonesia**
  - Increased availability of new product & pack combinations in modern & traditional channels
  - Increased production capacity & cold drink equipment
  - Volume growth of 8% driven across all major brands
    - **Fanta Flavours ⇧ 9%**
    - **Sprite ⇧ 6%**
    - **Coca-Cola ⇧ 8%**
    - **Frestea ⇧ of 16%**


Coca-Cola
Sprite
Fanta

- **PNG**
  - Increased investment in cold drink & vending
  - Water category ⇧ volume by over 38%, Powerade ⇧ over 90%

Food & Services Division - EBIT ⇧ 5.1%

Continuing tough conditions

A$m	2007	2006	% Chg
Trading revenue	586.2	555.6	5.5
EBIT	87.0	82.8	5.1
EBIT margin	14.8%	14.9%	(0.1)pts
Capital expenditure / revenue	12.0%	18.8%	(6.8)pts

SPC ARDMONA

Neverfail

Quirks AUSTRALIA

COCA-COLA AMATIL

Food & Services Division 2007 review

Drought impact

- **SPC Ardmona**
  - Over $10 million provided in emergency drought assistance in 2007
  - Sales revenue increase of 4%
  - International business continues to expand
  - Growth in Australia in baked beans & spaghetti, tomatoes and spreads with new product development the key to future growth
  - Higher commodity input costs, particularly tin-plate and PET, continue to impact


SPC
Baked
beans
Ardmona
RICH & THICK
CHOPPED
TOMATOES

- **Services**
  - Neverfail delivered strong earnings growth of 18.5% driven by successful Palm Springs integration



Pacific Beverages – Beer volume ⇧ +150%

Strong customer and consumer support

- **Premium beer**
  - Volume ⇧ by over 150% in Australia on prior distribution arrangements
  - Increased availability through CCA's large customer network
  - Successful launch of Miller Chill creates a new category
  - Distribution commenced in New Zealand
- **Maximum spirits portfolio**
  - Strong volume growth of 9% over prior comparable period
  - Jim Beam & Zero Sugar Cola captured 67% market share
  - Second ARTD line in Queensland in 2008


CHILL


JIM BEAM

PERONI NASTRO AZZURRO · Pilsner Urquell · Miller

Beer brands equity & sales momentum building



PE
NAST

TOP 25 BRANDS - MAT VALUE (NOV'07)	MAT RANK THIS YEAR	MAT RANK LAST YEAR
TOTAL CORONA XTRA PREMIUM(SEG)	1	2
TOTAL CROWN LGR PREMIUM(SEG)	2	1
TOTAL HEINEKEN PREMIUM(SEG)	3	3
TOTAL COOPERS SPARKLING ALE PREMIUM(SEG)	4	6
TOTAL BOAGS PREM PREMIUM(SEG)	5	5
TOTAL BECKS PREMIUM(SEG)	6	4
TOTAL STELLA ARTOIS PREMIUM(SEG)	7	7
TOTAL CASCADE PREM PREMIUM(SEG)	8	9
TOTAL TOHEYS XTRA DRY PLATINM PREMIM(SG)	9	8
TOTAL PERONI NASTRO AZZURRO PREMIUM(SEG)	10	21
TOTAL GUINNESS DRT PREMIUM(SEG)	11	11
TOTAL HAHN PREM PREMIUM(SEG)	12	10
TOTAL MILLER GENUINE DRT PREMIUM(SEG)	13	26
TOTAL CARLSBERG PREMIUM(SEG)	14	13
TOTAL BOAGS ST GEORGE PREM PREMIUM(SEG)	15	15
TOTAL COOPERS BEST XTRA STT PREMIUM(SEG)	16	14
TOTAL ASAHI PREMIUM(SEG)	17	22
TOTAL BUDWEISER PREMIUM(SEG)	18	16
TOTAL JAMES SQUIRE AMBER ALE PREMIUM(SG)	20	17
TOTAL LITLE CREATURES PL AL PREMIUM(SEG)	21	19
TOTAL GUINNESS STT PREMIUM(SEG)	22	18



MGD

Source: ACNielsen Australia Scan Track

Brand investment building



Staff Incentive Program
PERONI



- Lranded Glas--ware
  - 100,000 glasses
  - 350 outlets
- Sales Incentives
  - 500 o' ..ts
- In-venu.. special events
  - 150 outlets
- Fridges
  - 500 outlets

COCA-COLA AMATIL

Pacific Beverages – New Bluetongue Brewery operational 2010

- Bluetongue acquisition
  - Strong brand attributes
  - Availability increased through CCA's large customer network
- Development of the Bluetongue Brewery
  - Warnervale, NSW
  - Fully operational during 2010
  - 500,000 hectolitre capacity
  - Materially increase production of Bluetongue and, potentially, other premium beer brands





Coca-Cola Amatil

COCA-COLA AMATIL

2007 Full Year Results Presentation

John Wartig
Group Chief Financial Officer

13 February 2008

Continuing operations NPAT growth of 17.2%

Continuing operations: A$m	FY07	FY06	% chg
EBIT	648.4	562.5	15.3%
Net interest expense	(132.4)	(134.5)	1.6%
Profit before tax	516.0	428.0	20.6%
Income tax expense	(148.4)	(114.4)	29.7%
NPAT	**367.6**	**313.6**	**17.2%**
Discontinued operation	(56.9)	(31.2)	
NPAT[1] (reported)	310.7	282.4	10.0%

1. Including the loss on sale and other significant items

Capital employed reduced following South Korean sale

A$m	FY07	FY06	$ chg
Working capital	895.8	797.8	98.0
Property, plant & equipment	1,302.6	1,499.9	(197.3)
IBAs & intangible assets	1,441.6	2,001.3	(559.7)
Deferred tax liability	(153.3)	(327.9)	174.6
Derivatives – non-debt	15.6	(31.1)	46.7
Other net assets / (liabilities)	(454.3)	(394.7)	(59.6)
Capital Employed	**3,048.0**	**3,5[illegible]**	**(497.3)**

Balance sheet remains strong


ebt & Interest Cover
$2,500m
$2,000m
$1,500m
$1,000m
$500m
$0m
5.0x
4.0x
3.0x
2.0x
1.0x
0.0x
2003
2004
2005
2006
2007
Net Debt
Interest Cover

- Net debt decreased by $467.3 million to $1.6bn due to strong operating cash flows and receipt of proceeds from sale of South Korea
- CCA has total committed debt facilities of approximately $2,200 million with an average maturity of 6.5 years
- Interest cover strong at 4.7x within CCA's new target range of 4.0 – 5.0x

COCA-COLA AMATIL

A significant improvement in ROCE


ROCE
2007 Reported
2007 Continuing operations
17.5%
16.3%
19.0%
22.0%
2005
2006
2007
2007

- Group ROCE up 2.7 pts to 19.0% due to strong EBIT growth and reduction in capital employed from South Korean sale
- Further improvements in ROCE expected post completion of automated warehouse infrastructure projects in Australia and New Zealand

Infrastructure development fuels growth



pital Expenditure
6.5% of revenue
6.8% of revenue
100%
80%
60%
40%
20%
0%
2006
2007
Australia
NZ & Fiji
South Korea
Indo & PNG
Food & Services

- Strong discipline in capital management
- 6.8% capex / revenue – in line with expectations
- Driven by infrastructure spending on Sydney and Auckland automated warehouses, additional can capacity in SA and NSW, hot-fill line in QLD and commencement of SAP project
- 2008 capex expected to be around 7% of revenue including 1-2% for infrastructure

COCA-COLA AMATIL

Outstanding free cash flow result

A$m	FY07	FY06	$ chg
EBIT	653.1	580.5	72.6
Depreciation & amortisation	176.8	201.2	(24.4)
Cash impact of significant items	11.9	(41.1)	53.0
Change in working capital	(98.0)	(69.2)	(28.8)
Net interest	(139.8)	(150.9)	11.1
Income tax paid	(141.5)	(129.4)	(12.1)
Other	61.4	77.3	(15.9)
Operating cash flow	**523.9**	**468.4**	**55.5**
Capital expenditure	(300.3)	(281.0)	(19.3)
Proceeds from sale of PPE & other	47.4	84.2	(37.2)
Free cash flow	**271.0**	**271.6**	**(3.4)**

Commodity input cost increases moderate but still above 10 yr averages


USc/lb
NY No.11 Raw Sugar Futures
18.00
16.00
14.00
12.00
10.00
8.00
6.00
Sugar USD
Last 10 years Avg (1998-2007)
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010


USD/Mt
PET Resin - FOB Korea
1,500
1,400
1,300
1,200
1,100
1,000
900
800
PET USD
Last 10 years Avg (1998-2007)
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010


USD/Mt
Aluminium 3 month
2,900
2,700
2,500
2,300
2,100
1,900
1,700
1,500
1,300
ALUMINIUM USD
Last 10 years Avg (1998-2007)
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010

COCA-COLA AMATIL

2007 COGS – Impact of commodities & product mix

Overview

- Commodity and currency exposure to sugar, aluminium and PET resin
- Commodities represent ~30% of COGS
- Commodity inputs still trading well above 10 year average prices

2[illegible] COGS

- On a constant currency basis and excluding South Korea, beverage COGS per unit case increased by 6.3% for both the second half and the full year

20[illegible]

- Expect the increase in COGS per unit case to be around 3-4% on a constant currency basis and excluding South Korea, including ~1-2% increase from improved mix

Completion of sale of South Korea

- Sale to LG Household & Health Care Ltd completed in October 2007 for $520.0 million including net debt
- Total cash proceeds of $414.2 million
  - $375.6 million received in 2007
  - $38.6 million held in escrow
- Loss on disposal after income tax expense of $49.4 million ($46.3 million on a pre-tax basis) reflected as a significant item in 2007

Coca-Cola Amatil

Successful completion of $170 million Buy-Back

- 21.7 million shares were bought back – 2.9% of shares on issue
- Buy-back price of $7.84, a 14% discount to the market price
- Delivers on our commitment to use part of the proceeds from the sale of the South Korean business to return capital to shareholders
- Balance sheet strengthened – EBIT interest cover has increased to 4.7x from 4.0x at HY07

COCA-COLA AMATIL

2007 Full Year Results Presentation

Terry Davis

Group Managing Director

13 February 2008

COCA-COLA AMATIL

Glacéau Launch in February 2008


GLACÉAU
vitaminwater
try it
☑ water stuffed with vitamins & minerals
☑ no artificial colours or flavours... non-radioactive
☑ great tasting... nicer than tofu

Coca-Cola Amatil

Glacéau is the category leader

- In just 7 years its sales are exceeding $USD1.5 billion





9.6
14.7
30.4
55.7
123.5
2003
2004
2005
2006
2007
Glaceau Unit Cases

2008 outlook

- CCA is in a very strong position
  - Focus on organic growth has been correct
  - South Korean divestment has materially 'de-risked' CCA
  - Premium alcohol business a key priority for 2008
  - Capital investment to deliver incremental earnings
- Balance sheet remains strong
  - Average debt maturity of over 6 years
  - EBIT interest cover targeted at 4 to 5 times in 2008
- COGS per unit case forecast to increase by 3 to 4% on a constant currency basis, including a mix impact of 1 to 2%
- **CCA well-positioned to respond to changes in economic conditions**

COCA-COLA AMATIL

2007 Full Year Results Presentation

Questions

13 February 2008

END